LOTTOMATICA
00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

June 8, 2007

Re: ***Lottomatica S.p.A. (File No. 82-34963) Submission Pursuant to Rule 12g3-2(b)(1)(iii)***

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same extent as above.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) (iii) and/or distributed (or made available for distribution) to its securities holders through the date hereof:

LAC-30-00153/07

Name of Document	Date of Document	Number of Schedule II	English
(1) Press Release: Gtech Corporation and Innova Capital announce the sale of Polcard to First Data International	March 30, 2007	9	English version available
(2) Shareholders' meeting of April 23, 2007	April 23, 2007	14 (b)	English version available of board's reports regarding the items of the Agenda of the shareholders meeting. Resolutions were consistent therewith.
(3) Press Release: Lottomatica shareholders' meeting	April 23, 2007	9	English version available
(4) Press Release: Lottomatica SpA: 2007 yearly calendar of Company events	April 23, 2007	9	English version available
(5) Minutes of the Board of Directors meeting of May 3, 2007 (for the part drafted by public deed)	May 3, 2007	14 b	Item 7): Share capital increase serving the stock option plan 2007-2015; Item 8): Share capital increase, serving the retention plan 2006 – 2011 (Retention plan). English version available

Name of Document	Date of Document	Number of Schedule II	English
(6) Amendments to the By-laws	May 3, 2007	14(b)	Updated version of the by-laws of Lottomatica reflecting the increased share capital and the amendments to Sections 13 and 20; English version available
(7) Press Release. Lottomatica announces 2007 first-quarter results ended March 31, 2007	May 3, 2007	9	English version available
(8) Consolidated Report as of March 31, 2007	May 3, 2007	4	English version available
(9) Press release: Gtech to acquire sports-betting solutions provider Finsoft Limited	May 15, 2007	9	English version available
(10) Press release: Gtech Corporation chosen to negotiate new contract with the Kansas Lottery to provide online lottery system, terminals, and ip-wireless communications network	May 28, 2007	9	English version available

Name of Document	Date of Document	Number of Schedule II	English
(11) Press release: Gtech chosen to provide new server-based gaming system and interactive video terminals (ivts) to Svenska Spel in Sweden	May 30, 2007	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899700 (telephone number) or +390651894444. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: ______________________

Pierfrancesco Boccia
Corporate Affairs

LOTTOMATICA

00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

June 8, 2007

Re: ***Lottomatica S.p.A. (File No. 82-34963) Submission Pursuant to Rule 12g3-2(b)(1)(iii)***

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same extent as above.

Pursuant to Rule 12g3-2(b)(4), the information contained, in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) (iii) and/or distributed (or made available for distribution) to its securities holders through the date hereof:

LAC-30-00153/07

Name of Document	Date of Document	Number of Schedule II	English
(1) Press Release: Gtech Corporation and Innova Capital announce the sale of Polcard to First Data International	March 30, 2007	9	English version available
(2) Shareholders' meeting of April 23, 2007	April 23, 2007	14 (b)	English version available of board's reports regarding the items of the Agenda of the shareholders meeting. Resolutions were consistent therewith.
(3) Press Release: Lottomatica shareholders' meeting	April 23, 2007	9	English version available
(4) Press Release: Lottomatica SpA: 2007 yearly calendar of Company events	April 23, 2007	9	English version available
(5) Minutes of the Board of Directors meeting of May 3, 2007 (for the part drafted by public deed)	May 3, 2007	14 b	Item 7): Share capital increase serving the stock option plan 2007-2015; Item 8): Share capital increase, serving the retention plan 2006 – 2011 (Retention plan). English version available

Name of Document	Date of Document	Number of Schedule II	English
(6) Amendments to the By-laws	May 3, 2007	14(b)	Updated version of the by-laws of Lottomatica reflecting the increased share capital and the amendments to Sections 13 and 20; English version available
(7) Press Release. Lottomatica announces 2007 first-quarter results ended March 31, 2007	May 3, 2007	9	English version available
(8) Consolidated Report as of March 31, 2007	May 3, 2007	4	English version available
(9) Press release: Gtech to acquire sports-betting solutions provider Finsoft Limited	May 15, 2007	9	English version available
(10) Press release: Gtech Corporation chosen to negotiate new contract with the Kansas Lottery to provide online lottery system, terminals, and ip-wireless communications network	May 28, 2007	9	English version available

Name of Document	Date of Document	Number of Schedule II	English
(11) Press release: Gtech chosen to provide new server-based gaming system and interactive video terminals (ivts) to Svenska Spel in Sweden	May 30, 2007	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899700 (telephone number) or +390651894444. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: ______________________

Pierfrancesco Boccia
Corporate Affairs

ATTACHMENT (1)

Friday - 03/30/2007

GTECH CORPORATION AND INNOVA CAPITAL ANNOUNCE THE SALE OF POLCARD TO FIRST DATA INTERNATIONAL

ROME, ITALY and PROVIDENCE, RI – Lottomatica S.p.A.'s wholly-owned subsidiary GTECH Corporation, and Warsaw-based private equity investment advisor Innova Capital Sp. z o.o., announced that the companies have agreed to sell their equity stakes in POLCARD S.A. to First Data International for an enterprise value of approximately €243 million, on a debt-free, cash-free basis, at current exchange rates. GTECH currently holds a 74.43% controlling equity interest in POLCARD and 25.24% is held by Innova Capital. The remaining 0.3% will be retained by the Polish Bank Association.

POLCARD is the leading debit/credit card merchant transaction acquirer, bank-card issuer, and ATM management company in Poland, with a nationwide retail network of more than 58,000 electronic acquiring devices and well-established relationships with many of the country's leading card-issuing banks. POLCARD's net revenue for calendar 2006 was approximately €35 million.

The sale of POLCARD is contingent upon the approval of the Polish Competition and Consumer Protection Office and other customary closing conditions, and is expected to be completed by June 30, 2007. GTECH expects the net sale proceeds will be utilized for general corporate purposes.

The Company does not expect the 2007 - 2009 Strategic Plan presented in January 2007 to be materially impacted by the pending POLCARD transaction.

"We are pleased that the market recognized and appreciated the value we have created with POLCARD. We have worked diligently to grow and improve its operations and product offerings," said W. Bruce Turner, Lottomatica S.p.A. CEO and GTECH President & CEO. "Today's announcement is in line with our overall business strategy to move away from stand-alone commercial services opportunities. Going forward, our objective in this area is to pursue a lottery overlay model in which we add complementary commercial services in jurisdictions where we have existing lottery operations, particularly in Italy."

"POLCARD's growth over the last four years has exceeded our expectations. This is the result of exceptional performance of the management team, as well as the dynamic development of electronic transactions in our country," said Krzysztof Kulig, Innova Capital Partner. "Innova will expand on its POLCARD experience and continue to invest in the financial services sector in Central and Eastern Europe."

First Data International, part of First Data Corp. (NYSE: FDC) is a leading provider of electronic commerce and payment solutions for businesses worldwide. First Data International serves a diverse range of markets, leveraging global scale through a local presence and maintaining focus on individual client needs, and operates across Europe, Middle East and Africa, Latin America, Canada, Australia, and Asia-Pacific.

GTECH's and Innova's financial advisor with respect to this transaction is Credit Suisse. Five qualifying companies proceeded to the final round of bidding, and the entire process was completed over a five-month period.

ATTACHMENT (2)

LOTTOMATICA

Lottomatica S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,512,500.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSAL LISTED AS ITEM NO. 1 OF THE EXTRAORDINARY SESSION ON THE AGENDA OF THE SHAREHOLDERS MEETING SUMMONED FOR APRIL 23 AND APRIL 24, 2007, RESPECTIVELY IN FIRST AND SECOND CALL

Item no. 1 of the extraordinary session on the agenda – *"proposals to amend the following articles of the by-laws: art. 13 (Appointment of the Board of Directors); art. 20 (Board of Statutory Auditors); related resolutions"*

Dear Shareholders,

The Board of Directors summoned the extraordinary Shareholders Meeting to resolve upon the approval of the proposals to amend the following articles of the By-Laws of the Company: Article 13 (Appointment of the Board of Directors) and Article 20 (Board of Statutory Auditors).

This summary report (the "**Report**") is drawn up by the Board of Directors of Lottomatica pursuant to Article 72, Paragraph 1 of Consob regulation no. 11971/1999, as subsequently amended (the "**Regulation**"), that implements provisions on issuers of listed financial instruments, and particularly illustrates and motivates the proposals concerning the amendment to those clauses of the By-laws (i) governing the appointment of Directors and Statutory Auditors, as well as (ii) setting the maximum number of management and control offices held by each Statutory Auditor.

Please find hereinbelow a commented comparison between the current version of each concerned article of the By-laws and the proposed marked-up version.

1 ***DESCRIPTION AND REASONS FOR THE PROPOSED AMENDMENTS TO THE COMPANY BY-LAWS***

Legislative Decree no. 303 of December 29, 2006 entered into force on January 25, 2007 provided for new rules aimed at coordinating with the new provisions of law no. 262 of December 28, 2005 (so called "**Savings Protection Law**"): (i) Legislative Decree no. 385 of September 1, 1993 (so called "**Consolidated Banking Law**"), (ii) Legislative Decree no. 58 of February 24, 1998 (so called "**Consolidated Financial Services Law**" or "**TUF**"), and (iii) other law provisions.

The term given to listed companies in order to reflect in their By-laws the Savings Protection Law provisions and the relevant Consob enforcing provisions (still to be issued), originally set on January 12, 2007, was extended to June 30, 2007. Although the By-laws of Lottomatica - following the resolutions of the extraordinary Shareholders' Meeting held on October 18, 2006 - are already substantially in line with the new provisions, this report highlights those improvements and new amendments to the By-laws deemed necessary in order to better implement the provisions of the above mentioned Legislative Decree no. 303/2006; a new intervention on the By-laws will probably be necessary to reflect the above said enforcing provisions that will be issued by Consob (the relevant deadline was originally set as at March 31, 2007).

In accordance with Article 17.1, letter e) of the Company's By-Laws and in accordance with Article 2365, Paragraph 2 of the Italian Civil Code, the Board of Directors has all the powers to amend the By-laws of the Company so as to implement any new provision of law; however, since some of the amendments that are hereby proposed involve discretional choices, and most of the amendments

are aimed at strengthening the guarantees provided by the law and by the By-laws in order to protect the rights of the minorities, the Board of Directors has considered it appropriate to share such amendments with the Shareholders during the Meeting summoned to resolve on the 2006 Financial Statements.

Notwithstanding the above, should Consob issue the above said enforcing provisions prior to the Shareholders' meeting, this report might be amended and even partially ignored also during the same meeting, to the extent of merely incorporating such Consob provisions, in accordance with the wide powers granted to the Chairman of the Board of Directors.

Should, on the contrary, the Consob provisions still have to be issued as at the date of the Shareholders Meeting, the Board of Directors, within the limits of its competence, as provided by the law and by the By-laws of the Company, as well as in full respect of the resolutions of the Shareholders Meeting, if any, and in any event in full compliance of the principles of diligence and good faith, will autonomously amend the By-laws of the Company in accordance with the new provisions, when issued.

The Board proposes to amend **Article 13** of the Company's By-Laws on the appointment of the Board of Directors. The amendments are made necessary pursuant to the provisions of the legislative decree no. 303 of December 29, 2006. In particular, with reference to Article 147-*ter* of TUF, it has to be expressly provided that the minority list from which Directors are to be taken be not linked in any way, even indirectly, with the Shareholders that have filed or voted the list that ranked first by number of votes, rather than with such list (as currently provided by the By-laws). The Board of Directors proposes to amend Article 13 of the Company's By-Laws accordingly.

Furthermore, in the event that, due to a strict interpretation of Article 147 *ter*, last paragraph, of TUF, the loss of the independence requirements resulted in the termination of the office of any independent director, and not only of the director included in the minimum number of independent directors provided by the law (currently two, for Lottomatica), it is proposed to consider as statutory relevant for the termination of the offices only the independence requirements provided by the law, and not also those requirements provided for by the codes of conduct of Stock Exchanges where financial instruments issued by Lottomatica are traded. Nothwithstanding the above, the Company shall continue to do its best to implement, on a voluntary basis, the above said codes, as resulting from the 2006 Corporate Governance Report.

Finally, it is proposed to specify that the lists for the appointment of Directors can be presented by those Shareholders that own a number of shares equal to the threshold provided or "allowed" by the law.

With reference to **Article 20** of the Company By-Laws on the Board of Statutory Auditors, it appears appropriate to introduce amendments thereto so as to favour the effective appointment and holding in office of the minority Statutory Auditor, although in advance of the issue of the relevant Consob provisions (currently available only in draft), which are designed to enforce Article 148, Paragraph 2 of TUF, as amended, by regulating the *"procedure for the appointment, by means of a*

voting list, of an effective member of the Board of Statutory Auditors by minority shareholders that are in no way connected, even indirectly, with the shareholders that have filed or voted the list that ranked first by number of votes".

For such reason, it is hereby proposed to introduce in the By-laws:

- the prohibition for the Shareholders belonging to the same group and the Shareholders that have entered into a Shareholders' agreement on the number of shares of the Company, to present or vote more than one list, even through an intermediary or a trust company;
- criteria for the automatic replacement of the minority Statutory Auditor that ceases, for whatever reason, from its office;
- the condition that the minority list that has ranked first be in no way connected to the Shareholders that have presented or voted for the majority list.

Moreover, it appears appropriate to (i) regulate the case that minority lists receive the same number of votes, and (ii) align those provisions of the By-laws that provide for a maximum number of offices held in other listed companies by the Statutory Auditors (pursuant to the previous provision of TUF), to the expected Consob regulation on the maximum number of management and control offices allowed for the Statutory Auditors of listed companies.

Finally, it would be appropriate to specify: (i) on one side, that the lists for the appointment of Statutory Auditors can be presented by those Shareholders that own a number of shares equal to the minimum threshold provided or "allowed" by the law, alternatively to the one expressly provided for in the By-laws; (ii) on the other side, that it shall be construed as a cause of ineligibility as Statutory Auditor or Chairman, or as a cause of termination from the relevant office, the refusal expressed by public administrations or public entities pursuant to administrative or legal provisions applicable to the Company, with particular and implicit reference to the prior approval reserved to the *Amministrazione Autonoma dei Monopoli di Stato* by the current concession provisions concerning the Lotto game.

* * *

2. *COMPARISON BETWEEN THE CURRENT BY-LAWS AND PROPOSED AMENDMENTS*

2.1 The following is a description, article by article, of the proposed amendments to Articles 13 an 20 of the By-laws:

CURRENT BY-LAWS	NEW AMENDED BY-LAWS
TITLE IV – MANAGEMENT BODY	**TITLE IV – MANAGEMENT BODY**
13. Board of Directors: Appointment	**13. Board of Directors: Appointment**

[…]	[…]
13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites provided for by the law or by the codes prepared by companies managing the regulated markets on which the financial instruments issued by Lottomatica are executed.	13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites provided for by the law ~~or by the codes prepared by companies managing the regulated markets on which the financial instruments issued by Lottomatica are executed~~.
13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, at least 1/40 of the share capital, or any other percentage provided by the law.	13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, at least 1/40 of the share capital, or any other percentage provided or **allowed** by the law.
Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.	Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.
Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided by the law, shall have to possess the independence requisites provided therein.	Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided by the law, shall have to possess the independence requisites provided therein.
The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care. Upon filing, they shall be accompanied by:	The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care. Upon filing, ~~they~~ **each list** shall be accompanied by:
A) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency qualification;	A) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency qualification;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.	B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law **and by the By-laws**.
C) a copy of the certificates delivered by authorized intermediaries and certifying the	C) a copy of the certificates delivered by authorized intermediaries and certifying the

ownership of the number of shares required to file the lists. The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as not submitted. Moreover, the lists that have not obtained the minimum number of votes if provided by the law, are also deemed as not submitted. All those having the right to vote can vote for only one list. The election of the Directors will proceed as follows: a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been listed in the list, save for the minimum number reserved to the minority shareholders by the law; b) a number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been listed in the list. In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in progressive numbering in the list that has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list that has registered or, if not sufficient, of the lists, having registered the majority of the votes. In the event of several lists achieving an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein. In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list	ownership of the number of shares required to file the lists. The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as not submitted. Moreover, the lists that have not obtained the minimum number of votes if provided by the law, are also deemed as not submitted. All those having the right to vote can vote for only one list. The election of the Directors will proceed as follows: a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been listed in the list, save for the minimum number reserved to the minority shareholders by the law; b) a number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to **the shareholders that have submitted or voted** the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been listed in the list. In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in progressive numbering in the list that has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list that has registered or, if not sufficient, of the lists, having registered the majority of the votes. In the event of several lists achieving an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein. In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list

[…]	[…]
20. Appointment, composition and requirements of the Board of Statutory Auditors	**20. Appointment, composition and requirements of the Board of Statutory Auditors**
[…]	[…]
20.2 The Auditors are appointed on the basis of lists submitted by the Shareholders in which candidates are indexed by progressive numbering, specifying, where possible, if the candidate presents himself/herself, as regular or deputy auditor.	20.2 The Auditors are appointed on the basis of lists submitted by the Shareholders in which candidates are indexed by progressive numbering, specifying, where possible, if the candidate presents himself/herself, as regular or deputy auditor.
The lists must be deposited at the head office of the Company and published in at least one daily national newspaper no less than fifteen days before the date set for the first Shareholders' Meeting on first call, and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care.	The lists must be deposited at the head office of the Company and published in at least one daily national newspaper no less than fifteen days before the date set for the first Shareholders' Meeting on first call, and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care.
Upon filing, they shall be accompanied by:	Upon filing, ~~they~~ **each list** shall be accompanied by:
A) exhaustive information on the personal and professional qualifications of the candidates, on the acquired expertises and on their past experiences, with particular attention given to the management and control offices held I other companies and relating expiration date;	A) exhaustive information on the personal and professional qualifications of the candidates, on the acquired expertises and on their past experiences, with particular attention given to the management and control offices held I other companies and relating expiration date;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.	B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility ~~provided under the law~~, as well as that he/she possesses all requisites, provided by the law **and by the By-laws**.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.	C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists. **The refusal expressed by public administrations or entities pursuant to administrative or legal provisions applicable to the Company shall be construed as a reason of forfeiture or ineligibility as Statutory Auditor and/or Chairman.**
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification.	Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. **The shareholders belonging to the same group or having entered into a shareholders' agreement on the shares of the Company may not submit or vote more than one list, even if through an intermediary or a trust company.**
The number of candidates in each list must not	The number of candidates in each list must not

be higher than the number of auditors set out by art. 20.1 above; any other candidate will not be considered.	be higher than the number of auditors set out by art. 20.1 above; any other candidate will not be considered.
Only the Shareholders who singly or together with other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary Shareholders' Meetings, or any other different minimum percentage provided by the law, can submit lists.	Only the Shareholders who singly or together with other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary Shareholders' Meetings, or any other different minimum percentage provided or **allowed by** the law, can submit lists.
Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.	Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.	All those having the right to vote can vote for only one list.
The selection of the Auditors will proceed as follows:	The selection of the Auditors will proceed as follows:
a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;	a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;
b) the remaining regular auditor, with the office reserved by the law to the Auditors expressed by the minority - if any, and the remaining alternate auditor will be elected from the list which has the second highest number of votes following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished.	b) the remaining regular auditor, with the office reserved by the law to the Auditors expressed by the minority - if any, and the remaining alternate auditor will be elected from the list which has the second highest number of votes **and that is in no way connected, not even indirectly, with the shareholders that have submitted or voted the list that ranked first,** following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished.
	In the event that non-majority lists have the same number of votes, it shall be appointed the candidate from the list submitted by the shareholders with a higher percentage of share capital or, in suborder, by the larger number of shareholders.
The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly reserved by the law to the Auditors expressed by the minorities, will be granted by means of a resolution of the Shareholders' Meeting to one the regular Auditors.	The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly reserved by the law to the Auditors expressed by the minorities, will be granted by means of a resolution of the Shareholders' Meeting to one the regular Auditors.
In the event that, for whatever reason, the Chairman or the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the candidate	~~In the event that, for whatever reason, the Chairman or the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the candidate~~

belonging to the same list and (i) expressly identified as such or, alternatively, (ii) following the relevant progressive numbering.	~~belonging to the same list and (i) expressly identified as such or, alternatively, (ii) following the relevant progressive numbering.~~ **In the event that the minority Statutory Auditor ceases from or may not take its office for any reason, he shall be substituted by the alternate member or by the subsequent candidate belonging to the same list or, if not available, by the first candidate (even if as alternate member) of the minority list ranked second. In the event that these criteria may not be applied, it shall be selected the first useful candidate, also as an alternate member, according to the progressive number of the next ranked minority list.**
In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom. [...]	In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom. [...]
20.4 According to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on regulated Italian stock exchanges, excluding parent companies, subsidiaries and companies controlled by the same companies that control the Company involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role. The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent.	20.4 According to the provisions of the law regarding situations of incompatibility, those who already hold ~~the position of regular auditor in more than five companies quoted on regulated Italian stock exchanges, excluding parent companies, subsidiaries and companies controlled by the same companies that control the Company involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role. The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent~~ **more management and control offices than the maximum number provided for by the law, cannot be appointed as Auditors and if elected will be debarred from the role.**
[...]	[...]

3. *OPINION OF THE BOARD OF DIRECTORS AS TO THE OCCURRENCE OR NON OCCURRENCE OF THE SHAREHOLDERS' RIGHT TO WITHDRAW*

The amendment proposals described here above do not fall under any of the provisions under art. 2437 of the Italian Civil Code, and are exclusively aimed at conforming the By-Laws to binding regulatory provisions; the right of withdrawal is therefore excluded.

*** ***

Dear Shareholders,

based on the foregoing, the Board of Directors hereby proposes to adopt the following resolutions:

"The extraordinary Shareholders Meeting of Lottomatica:

- ➢ having examined and discussed the report of the Board of Directors, filed in accordance with the terms and provisions of law;
- ➢ having acknowledged the proposed amendments to the By-Laws,

resolved

1. to amend Articles 13 and 20 of the By-Laws in accordance with the above said report;
2. to grant the Chairman and the Managing Directors in charge such powers, to be severally exercised even through third parties, as to do everything necessary for purposes of executing the above said resolutions and to carry out all the relevant activities, including the enrolment with the register of enterprises pursuant to Section 2436 of the Civil Code and the faculty to amend the above resolutions and the Directors' report in the event of any such request from the competent Authorities or if anyway deemed necessary or appropriate in order to implement the above new provisions of law;
3. to delegate the Board of Directors, to the extent that may be necessary and within the limits of its competence, as well as in full compliance of the principles of diligence and good faith, the powers to autonomously amend the By-laws of the Company in accordance with the regulations that will be issued by Consob for the implementation of Legislative Decree no. 58 of February 24, 1998, as lately amended by Legislative Decree no. 303 of December 29, 2006.

Lottomatica S.p.A.
On behalf of the Board of Directors
The Chairman

Lottomatica S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,512,500.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSAL LISTED AS ITEM NO. 1 OF THE ORDINARY SESSION ON THE AGENDA OF THE SHAREHOLDERS' MEETING SUMMONED FOR APRIL 23 AND 24, 2007, RESPECTIVELY IN FIRST AND SECOND CALL

Item no. 1 of the ordinary session on the agenda – *"Financial statements as at December 31, 2006 and proposal of dividend allocation; related resolutions"*

Dear Shareholders:

The financial statements as at December 31, 2006 has been prepared in accordance with the IFRS international accounting principles adopted by the European Community, pursuant to Legislative Decree no. 38 of February 28, 2005. The 2006 financial year closes for the Company with a net profit equal to Euro 2,345,007, compared to the profits of the previous financial year (2005) that were equal to Euro 94,885,780 according to the international accounting principles (Euro 61,006,236 according to the Italian accounting principles).

While remitting any detailed information to the documentation already made available in compliance with the provisions of law, the Shareholders' Meeting, in ordinary session and, if necessary, in extraordinary session, is invited to:

- approve the financial statements of Lottomatica S.p.A. as at December 31, 2006, along with the related reports;

- allocate a percentage of the said profit equal to Euro 117,250 to the legal reserve fund, so that the said legal reserve fund will amount to Euro 18,488,873;

- allocate the remaining part of the said profit, equal to Euro 2,227,757, to an *ad hoc* reserve bound to the increase of the corporate share capital serving stock based plans resolved or to be resolved upon by the Company pursuant to Article 2349 of the Italian Civil Code;

- allocate a percentage of the share premium account equal to Euro 11,813,627 to the legal reserve fund, so that the said legal reserve fund will amount to a fifth of the corporate share capital, therefore up to an overall amount of Euro 30,302,500;

- resolve to distribute to the Shareholders an overall dividend of Euro 0.79 per share, for a total of Euro 119,694,875, represented by the following items:

(a) retained earnings for an amount of Euro 30,165,366 resulting from the financial statements as at December 25, 2005, drafted in accordance with the IFRS international accounting principles adopted by the European Community pursuant to Legislative Decree no. 38 of February 28, 2005, considering that such retained earnings have already been deducted of the amount of Euro 3,714,178 from the FTA reserve that was established following the adoption of the above said international accounting principles;
(b) reserve from future increases in share capital, equal to Euro 180,000, since the reasons for the increase of the share capital for which the said reserve had been established are no longer in force;
(c) merger reserve equal to Euro 20,137,809;
(d) a quota of the share premium reserve equal to Euro 69,211,700.

It is reminded that, should the above proposal be approved, the dividend will be paid starting from May 24, 2007, upon prior coupon detachment on May 21, 2007, and no tax benefit will arise therefrom. With reference to the tax treatment, the dividend quota concerning the year profit equals to Euro 0.1990949, the dividend quota concerning the reserves from future increases in share capital equals to Euro 0.00118802, the dividend quota concerning the merger reserve equals to Euro 0.13291187, and the dividend quota concerning the share premium reserve equals to Euro 0.45680521.

On behalf of the Board of Directors
The Chairman

Lottomatica S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,512,500.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSAL LISTED AS ITEM NO. 4 OF THE ORDINARY SESSION ON THE AGENDA OF THE SHAREHOLDERS' MEETING SUMMONED FOR APRIL 23 AND APRIL 24, 2007, RESPECTIVELY IN FIRST AND SECOND CALL

Item no. 4 of the ordinary session on the agenda – *"proposed extension of the external Auditors' engagement pursuant to Article 8 of Legislative Decree no. 303 of December 29, 2006."*

Dear Shareholders:

You have been summoned in order to discuss and resolve on the proposal concerning those steps made necessary following the amendments to the provisions concerning the assignment and revocation of the engagement to the audit company in accordance with law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006. This report, drawn by the Board of Directors in accordance with the decree of the *Ministro di grazia e giustizia* no. 437 of November 5, 1998, is aimed at describing and explaining the relevant proposal of the Board of Directors.

Reasons for the proposed extension of the *external Auditors'* engagement

Article no. 159, paragraph 4 of the so called "Testo Unico della Finanza" (Legislative Decree no. 58 of February 24, 1998, as lately amended by the above said provisions issued at the end of 2006) provides that the engagement conferred to the audit company lasts for 9 fiscal years and may not be renewed or re-conferred unless three fiscal years have passed from the termination of the previous engagement.. However, the new provisions transitionally provide for the possibility to extend the ongoing engagement up to a total of nine fiscal years, by means of a resolution by the Shareholders' Meeting adopted during the Meeting held for the approval of the next financial statements (which in the case of Lottomatica S.p.A. coincides with the meeting convened on April 23 and 24), upon motivated proposal by the Board of Statutory Auditors; alternatively, the ongoing engagements, even in the event that they do not exceed the nine fiscal year period, would appear to terminate upon expiration of their current term, without the possibility to be renewed if not after three years.

The Board of Directors proposes to take advantage of the given opportunity and to extend the engagement assigned to Reconta Ernst & Young S.p.A., granted for the three-year period (2005-2007) and therefore due to expire upon approval of the financial statements as at December 31, 2007, up to the approval of the financial statements as at December 31, 2013, it being not taken into account the three year engagement (2002-2004) by the "former" Lottomatica S.p.A., that was merged by incorporation into Tyche S.p.A., pursuant to Consob communication no. 88/10121 of March 30, 1988. The subsidiary companies of Lottomatica and the consortia would then take the necessary steps in order to be in line, to the extent possible, with the new term of the audit engagement of the parent company Lottomatica.

The Board of Directors, accordingly with the motivated proposal made by the Board of Statutory Auditors pursuant to applicable laws, underlines the experience and knowledge of the Group

gained by Reconta Ernst & Young, also and especially following the acquisition of Gtech Corp., that was also previously tied by a similar engagement to the same audit company, as well as the possibility to obtain good economic conditions.

* * *

Dear Shareholders:

Should you agree with the aforesaid, we kindly ask you to approve the following resolution:

"The Shareholders' Meeting of Lottomatica S.p.A.,

- having acknowledged the amendments to the provisions concerning the assignment and revocation of the engagement to the audit company following the introduction of law no. 262 of December 28, 2005 as subsequently amended by Legislative Decree no. 303 of December 29, 2006;

- having acknowledged the favourable and motivated proposal by the Board of Statutory Auditors;

- having examined and discussed the illustrative report by the Board of Directors and the relevant proposal on the item no. 4 of the ordinary session on the agenda on the "proposed extension of the external Auditors' engagement pursuant to Article 8 of Legislative Decree no. 303 of December 29, 2006",

resolves

- to extend the audit engagement in favor of Reconta Ernst & Young up to the approval of the financial statement as at December 31, 2013;

- to delegate the Chairman of the Board of Directors and each Managing Director in office, severally between themselves, and with the power to appoint attorneys, in order to negotiate and execute the extension of the engagement in favour of Reconta Ernst & Young S.p.A. at the most favourable economic conditions for the company and its group, also taking into account, among the other, the increased size of the latter following the acquisition of Gtech Corp.

Lottomatica S.p.A.
For the Board of Directors
The Chairman

Lottomatica S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,512,500.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSAL LISTED AS ITEM NO. 2 OF THE EXTRAORDINARY SESSION ON THE AGENDA OF THE SHAREHOLDERS MEETING SUMMONED FOR APRIL 23 AND APRIL 24, 2007, RESPECTIVELY IN FIRST AND SECOND CALL

Item no. 2 of the extraordinary session on the agenda – *"Proposed delegation of the Board of Directors, pursuant to Article 2443 of the Civil Code, with the powers to increase, through one or more issuances, the share capital for free, by means of issue of ordinary shares to be allocated to employees of Lottomatica S.p.A. and/or its subsidiaries pursuant to Article 2349 of the Civil Code. Subsequent amendment of Section 5 of the By-laws. Relevant Resolutions"*

Dear Stockholders,

we recall that the Ordinary Stockholders' Meeting of the Company, dated October 18, 2006, approved, among other things, (i) the stock allocation plan 2006-2009, for a maximum of 500,000 ordinary shares of the Company (the "**Stock Allocation Plan 2006-2009**"), and (ii) the stock allocation plan 2006-2011, for a maximum of 1,000,000 ordinary shares of the Company (the "**Time Based Plan 2006-2011**"), both plans in favour of the employees of Lottomatica S.p.A. and/or its subsidiaries.

We also recall that, point 3 of the agenda of the Ordinary Stockholders' Meeting concerns the resolution of a new stock allocation plan 2007-2010, for a maximum of 400,000 ordinary shares of the Company (the "**Stock Allocation Plan 2007-2010**"), in favour of the employees of Lottomatica S.p.A. and/or its subsidiaries.

All the above mentioned allocation plans (the "**Plans**") relate to ordinary shares of the Company for a par value of euro 1 each, which shall be allocated to the beneficiaries according to the terms and conditions provided for by the respective Plans, and that, following a discretional decision of the Company, can consist of:

(a) shares to issued and allocated for free, pursuant to Article 2349 of the Civil Code; or

(b) treasury shares of the Company to be assigned for free,

always provided that the Company maintains its right to liquidate by cash equivalent the rights of the beneficiaries pursuant to the Plans, in lieu of the allocation of the shares to them.

In particular, the Time Based Plan 2006-2011 provides for the allocation of the first *tranche* of shares by the end of next summer.

In light of the foregoing, it becomes due to provide for the creation of a necessary fund of shares in order to face the case in which the Company elected to proceed – at the due dates provided for by each of the Plans, or pursuant to analogous stock allocation plans to be approved in the future – according to the option to allocate pursuant to the above mentioned letter (a).

In consideration of Section 6 of the current By-laws, you have been called to attend the Extraordinary Stockholders' Meeting to discuss and approve the delegation of the Board of Directors, pursuant to Article 2443 of the Civil Code, for the term of five years starting from the date of the relevant resolution, with the powers to increase the share capital for free, through one or more issuances, for a maximum amount of euro 3,200,000.00, par value, by means of the issue of no. 3,200,000 ordinary shares for a par value of euro 1 each, to be allocated to the employees of Lottomatica S.p.A. and/or its subsidiaries, pursuant to Article 2349 of the Civil Code, within the limits of the Plans or the analogous stock allocation plans to be approved in the future (always provided that the expiration of the term of the delegation of powers remains unchanged).

The capital increases would be made using the special balance sheet provision named "Reserve for Plans pursuant to Section 2349 of the Civil Code", created to this purpose and year by year possibly re-created or increased, or would be made according to the different means provided by law from time to time in force. To this purpose, it is to be noticed that the proposal relating to the allocation of year 2006 profits – under the ordinary part of the Meeting's agenda -, provides for the allocation of the amount of Euro 2,227,757 with the mentioned to-be-created special balance sheet provision.

For sake of clarity, no withdrawal rights of the stockholders, pursuant to art. 2437 of the Civil Code, shall accrue as a result of the resolutions proposed above.

*** ***

In case the Stockholders' Meeting agrees with the above, it is invited to take the following resolutions:

"The Extraordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having reviewed the illustrative report of the Board of Directors and the proposals contained therein;*
- *having acknowledged the statement of the Board of Statutory Auditors relating to the full payment of the current share capital of the Company;*

resolved

I. *to delegate the Board of Directors, pursuant to Article 2443 of the Civil Code, for the term of five years starting from the date of this resolution, with the powers to increase the share capital for free, through one or more issuances, for a maximum amount of Euro 3,200,000.00, par value, by means of the issue of maximum no. 3,200,000 ordinary shares, for a par value of Euro 1 each, to be allocated to the employees of Lottomatica S.p.A. and/or its subsidiaries, pursuant to Article 2349 of the Civil Code, within the limits of the current and future stock allocation plans of the Company. Said capital increases shall be made using the special balance sheet provision named "Reserve for Plans pursuant to Section 2349 of the Civil Code", created to this purpose and year by year possibly re-created or increased, or shall be made according to the different means provided by law from time to time in force;*

II. *to amend Section 5 of the By-laws as follows:*

Section 5 (Share Capital) – Current text	*Section 5 (Share Capital) – Proposed text*
5.1 (omissis) *5.2 (omissis)* *5.3 (omissis)* *5.4 (omissis)* *5.5 (omissis)*	*5.1 (unchanged)* *5.2 (unchanged)* *5.3 (unchanged)* *5.4 (unchanged)* *5.5 (unchanged)* ***5.6 On April 23, 2007 the Extraordinary Stockholders' Meeting resolved to delegate the Board of the Directors pursuant to Article 2443 of the Civil Code, for the term of five years starting from the date of the resolution, with the powers to increase the share capital for free, through one or more issuances, for a maximum amount of Euro 3,200,000.00, par value, by means of the***

	issue of maximum no. 3,200,000 ordinary shares for a par value of Euro 1 each, to be allocated to the employees of Lottomatica S.p.A. and/or its subsidiaries, pursuant to Article 2349 of the Civil Code, within the limits of the current and future stock allocation plans of the Company. Said capital increases shall be made using the special balance sheet provision named "Reserve for Plans pursuant to Section 2349 of the Civil Code", created to this purpose and year by year possibly re-created or increased, or shall be made according to the different means provided by law from time to time in force.

III. *to delegate the Chairman of the Board of Directors, and the Managing Director or the Managing Directors then in charge, jointly and severally, with any powers to amend Section 5 of the By-laws according to the resolution, the performance and perfection of the delegated capital increases, and, to this purpose, with powers to apply for all formalities required by law;*

IV. *to delegate the Chairman of the Board of Directors, and the Managing Director or the Managing Directors then in charge, jointly and severally, with any powers to comply with any required formalities aimed to the due filing of the resolutions with the Companies' Register, accepting all the formal amendments possibly required for a proper filing, and any other power to comply with laws and rules to be considered as a consequence of the taken resolutions."*

LOTTOMATICA

Lottomatica S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,512,500.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSAL LISTED AS ITEM NO. 2 OF THE ORDINARY SESSION ON THE AGENDA OF THE SHAREHOLDERS MEETING SUMMONED FOR APRIL 23 AND APRIL 24, 2007, RESPECTIVELY IN FIRST AND SECOND CALL

Item no. 2 of the ordinary session on the agenda – *"approval of a new stock option plan reserved for employees of Lottomatica S.p.A. and/or its subsidiaries and delegation of powers to the Board of Directors for its execution; related resolutions"*

Ladies and Gentlemen,

We should above all like to draw your attention to the fact that the legal framework regarding the allocation of shares to representatives, employees or collaborators of listed companies or of their controlling companies or subsidiaries has been amended as a result of the coming into effect of Law no. 262 of December 28, 2005; this legislation introduces provisions for the protection of savings and for the regulation of the financial markets. In particular, it introduces the regulations of article 114 *bis* into Legislative Decree no. 58/1998 (the so-called consolidated financial law) which, as amended by Legislative Decree no. 303, December 29, 2006, in the first part of its first paragraph, provides that stock-based or financial instrument-based compensation plans in favour of the above-mentioned persons must be approved by Ordinary stockholders' meeting.

Taking this change in legislation into consideration and the suitability of establishing a new stock option plan for certain employees of the company's and/or its subsidiaries for the period 2007 – 2015 (the "Stock Option Plan"), the Board of Directors intends to submit the Stock Option Plan for the approval of stockholders, requesting in addition that the appropriate powers be granted to the Board to be able to execute the Plan, including for example the power to prepare the operating regulations and to change or integrate these. The Board may avail itself of delegated powers to increase capital stock to be used for the Stock Option Plan - with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code - pursuant to the resolutions of the Extraordinary Stockholders' Meeting dated October 18, 2006.

Reasoning behind the Stock option Plan

In the opinion of the Board of Directors, if persons having roles that are strategic and determinant for the success of Lottomatica S.p.A. and the group headed by

the company have a share in its capital, or in any case if employees have a share in the company's capital, then this constitutes a continuing incentive for making the company grow in value, taking also into account the positive experience of previous years. The main objectives of the Stock Option Plan are to focus the attention of the beneficiaries on factors of strategic interest, to encourage loyalty by providing an incentive to remain in the bosom of the company or its subsidiaries, to link remuneration to the creation of value for stockholders, to increase the competitiveness of the company and the group headed by the company, enabling predetermined objectives to be reached, and to favour the need for the remuneration earned by the beneficiaries to remain competitive on the market.

The Code of Self-Discipline of listed companies moreover recommends that a substantial part of the compensation given to managers with strategic responsibilities should be linked to the economic results obtained by the company and/or to the achievement of specific objectives in the knowledge that *"the use of variable systems of remuneration, linked to results, including amongst these stock options, makes it easier to provide incentives and to obtain the loyalty of the whole of top management"*.

The final aim of the Stock Option Plan is to enable a certain number of managers of GTECH Corp. to benefit from the Company's stock incentive plans following its acquisition by the Company, moreover as the result of agreements reached in that sense with certain of these persons.

Beneficiaries

The Stock Option Plan is reserved for executives of Lottomatica S.p.A. and/or its Italian subsidiaries, as well as for Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries. Managing Director, General Manager and CEO of Lottomatica S.p.A. W. Bruce Turner as well as Managing Director and General Manager of Lottomatica S.p.A. Marco Sala are included among the beneficiaries.

Within the maximum quantity of options available, the beneficiaries and the number of options to be allocated to each of these will be identified by the Board

of Directors in the company's interest, taking into consideration the role carried out by each individual beneficiary and his contribution to the development of business activities.

Subject and term

The Stock Option Plan has as its subject a maximum number of 2,100,000 options which may be exercised to subscribe an equal number of the company's ordinary shares, equivalent to approximately 1.4% of the present capital stock, deriving from the increase in capital stock, with the exclusion of option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code (the "Capital Increase") which may be resolved by the Board of Directors availing itself of the delegated powers as delegated to it by the Extraordinary Stockholders' Meeting dated October 18, 2006. The Stock Option Plan will expire not later than December 31, 2015.

Characteristics of the options

Under the Stock Option Plan, option rights for the subscription of shares deriving from the Capital Increase are granted to beneficiaries free of charge at a price established by the Board of Directors in compliance with procedures described below.

In addition, the Stock Option Plan envisages that the options may be exercised in pre-determined periods during the term of the Plan, as shall be indicated in the respective regulations, and for amounts that the Board of Directors will establish, which may differ from one beneficiary to another.

The Stock Option Plan establishes moreover that the options cannot be transferred in any manner whatsoever by a deed between living persons; in any case, the options may not be given in pledge or be the subject of any other deed of arrangement, either free of charge or for compensation, either by law or otherwise; in addition, they cannot be the subject of third party executory deeds or precautionary measures.

Exercise price of the options

As provided by the above mentioned Extraordinary Stockholders' Meeting dated October 18, 2006, the Board of Directors shall determine the exercise price, being

the price of subscribing to the shares deriving from the Capital Increase rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, in an amount that corresponds to their market price, taking into account the average stock exchange price of the company's shares over a significant period of time, and which in any case shall not be lower than the arithmetic average of the official price of the company's ordinary shares on the Milan Stock Exchange in the month preceding the granting of the options by the Board of Directors (by preceding month is meant the period from the date on which the options are granted, excluding that date, to the same day of the preceding month, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the company's share is actually quoted shall be taken into account during that period).

Objectives

The exercise of the options shall be subject to and correlated with the achievement by the company of pre-determined results at a consolidated level for the years 2007, 2008 and 2009, considered overall, in accordance with details that will be more specifically established by the Board of Directors. If the said results are not achieved or if they are only partially achieved, this will affect the right to exercise the options.

On granting the options to individual beneficiaries, the Board of Directors may establish conditions that are in addition to or different from the express provisions of the respective regulations of the Stock Option Plan, regarding results and/or performance indicators to which the exercise of the options is subordinated.

The options in the event of the termination of the employment relationship

The regulations of the Stock Option Plan shall, amongst other things, govern the situation regarding the Plan in the event of the termination of the employee relationship, including the case of the death of the beneficiary.

Modifications to the regulations of the Stock Option Plan

The regulations of the Stock Option Plan shall also govern modifications and/or integrations to the regulations themselves, which may become necessary or opportune in the case that there are changes in the applicable laws and regulations

or if specific or extraordinary events take place such as are likely to affect the Stock Option Plan, including the provision for the Board of Directors to be able to make such modifications and/or integrations.

Delegation of powers to the Board of Directors to execute the Stock Option Plan

We propose finally to grant the Board of Directors with all the powers necessary and opportune for executing the Stock Option Plan. In particular, by way of mere example, the Board of Directors shall have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries within the above said categories of employees of Lottomatica S.p.A. and/or its subsidiaries, and establish the number of options to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the exercise of the options is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Option Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Option Plan as a substitute for the exercise of options.

To this purpose we request that you grant an explicit mandate to the Board of Directors in order that it may draw up and approve the regulations of the Stock Option Plan and may modify and/or integrate the Plan on the basis of the contents of the previous paragraph in respect of changes to the regulations themselves, with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries.

The Board of Directors will take the appropriate resolutions having heard the Compensation Committee, if such is the case.

*** ***

If the stockholders agree with the matters proposed, they are invited to approve the following resolutions:

" *The Ordinary Stockholders' Meeting of Lottomatica S.p.A.*

- *having examined the illustrative report of the Board of Directors and the proposals contained therein*

resolves

I. to approve the 2007 - 2015 stock option plan reserved for employees of Lottomatica S.p.A. and/or its subsidiaries (the "Stock Option Plan") in accordance with the matters indicated in the illustrative report of the Board of Directors;

II. to entrust the Board of Directors with every power necessary and opportune for executing the Stock Option Plan. In particular, by way of mere example, the Board of Directors will have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries amongst the executives of Lottomatica S.p.A. and/or its Italian subsidiaries, as well as among the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries, including the Managing Director – General Manager - CEO and the Managing Director – General Manager of Lottomatica S.p.A. W. Bruce Turner and Marco Sala, and establish the number of options to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the exercise of the options is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Option Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Option Plan as a substitute for the exercise of options; (iv) draw up and approve the operating regulations of the Stock Option Plan and modify and/or integrate them on

the basis of the contents of the illustrative report of the Board of Directors with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries. The Board of Directors may avail itself of delegated powers to increase capital stock to be used for the Stock Option Plan - with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code - pursuant to the resolutions of the Extraordinary Stockholders' Meeting dated October 18, 2006;

III. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power that may be required, with the possibility of sub-delegating, to fulfil all the legal and regulatory requirements resulting from the resolutions adopted."*

Lottomatica S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,512,500.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSAL LISTED AS ITEM NO. 3 OF THE ORDINARY SESSION ON THE AGENDA OF THE SHAREHOLDERS MEETING SUMMONED FOR APRIL 23 AND APRIL 24, 2007, RESPECTIVELY IN FIRST AND SECOND CALL

Item no. 3 of the ordinary session on the agenda – *"approval of a new stock allocation plan reserved for employees of Lottomatica S.p.A. and/or its subsidiaries and delegation of powers to the Board of Directors for its execution; related resolutions."*

Ladies and Gentlemen,

We should above all like to draw your attention to the fact that, as described in the illustrative report relating to preceding point 2 of the agenda of the Ordinary Stockholders' Meeting, the legal framework regarding the allocation of shares to representatives, employees or collaborators of listed companies or of their controlling companies or subsidiaries has been amended as a result of the coming into effect of Law no. 262 of December 28, 2005; this legislation introduces provisions for the protection of savings and for the regulation of the financial markets. In particular, it introduces the regulations of article 114-*bis* into Legislative Decree no. 58/1998 (the so-called consolidated financial law) which, in the first part of its first paragraph, provides that stock-based or financial instrument-based compensation plans in favour of the above-mentioned persons must be approved by the Ordinary stockholders' meeting.

Taking this change in legislation into consideration and the suitability of establishing a plan to allocate shares to certain employees of the company's and/or its subsidiaries for the period 2007 – 2010 (the "Stock Allocation Plan"), the Board of Directors intends to submit the Stock Allocation Plan for the approval of stockholders, requesting in addition that the appropriate powers be granted to the Board to be able to execute the Plan, including for example the power to prepare the operating regulations and to change or integrate these.

Reasoning behind the Stock Allocation Plan

The Board of Directors believes that it is appropriate to establish incentive plans, also for 2007, based on the company's stock which are reserved for the employees and linked to the achievement of pre-determined objectives, and that these should consist on the one hand of a stock option plan - for which reference should be made to the illustrative report relating to preceding point 2 of the agenda of the

Ordinary Stockholders' Meeting - and, on the other, of the present Stock Allocation Plan. The formula of dividing the incentive plans into two different types reflects amongst other things the agreements reached in that sense with certain managers of GTECH Corp., which was recently acquired by the company.

In any event, resuming the matters already described in the illustrative report relating to preceding point 2 of the agenda of the Ordinary Stockholders' Meeting, the Board of Directors maintains that if persons having roles that are strategic and determinant for the success of Lottomatica S.p.A. and the group headed by the company have a share in its capital, or in any case if employees have a share in the company's capital, then this constitutes a continuing incentive for making the company grow in value. The main objectives of the Stock Allocation Plan, likewise, are therefore to focus the attention of the beneficiaries on factors of strategic interest, to encourage loyalty by providing an incentive to remain in the bosom of the company or its subsidiaries, to link remuneration to the creation of value for stockholders, to increase the competitiveness of the company and the group headed by the company, enabling predetermined objectives to be reached, and to favour the need for the remuneration earned by the beneficiaries to remain competitive on the market.

The Code of Self-Discipline of listed companies moreover recommends that a substantial part of the compensation given to managers with strategic responsibilities should be linked to the economic results obtained by the company and/or to the achievement of specific objectives in the knowledge that *"the use of variable systems of remuneration, linked to results, including amongst these stock options, makes it easier to provide incentives and to obtain the loyalty of the whole of top management"*.

Beneficiaries

The Stock Allocation Plan is reserved for executives of Lottomatica S.p.A. and/or its Italian subsidiaries, as well as for Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries. Managing Director, General Manager and CEO as well as Managing Director and General Manager of

Lottomatica S.p.A., W. Bruce Turner and Marco Sala, are included among the beneficiaries.

Within the maximum quantity of shares available, the beneficiaries and the number of shares to be allocated to each of these will be identified by the Board of Directors in the company's interest, taking into consideration the role carried out by each individual beneficiary and his contribution to the development of business activities.

Subject and term

The subject of the Stock Allocation Plan is a maximum number of 400,000 ordinary shares of the company, equal to approximately 0.26% of the present capital stock; such shares, at the company's discretion, will be made up of shares to be issued and assigned free of charge to beneficiaries pursuant to article 2349, paragraph 1, of the Italian civil code, or of treasury stock to be transferred free of charge to the beneficiaries.

The Board of Directors will have the faculty to increase the aforesaid maximum number of shares by an amount corresponding (in value terms) to that of any dividends and reserves which may be distributed by the company to the holders of ordinary shares in the period between the notification given to the beneficiaries of their participation in the Stock Allocation Plan and the actual allocation of the shares following the attainment of the pre-determined objectives and the other envisaged conditions; in substance, the Board may establish that once the pre-determined objectives have been reached and all the other envisaged conditions have been satisfied, a number of additional shares should be allocated having a value equivalent to the dividends and reserves that would have been distributed if the shares had been allocated to the beneficiaries at the beginning of the Stock Allocation Plan term.

The Stock Allocation Plan envisages that the allocation of the shares shall be carried out, by the means described above, once the objectives have been reached and once all the other pre-established conditions have been satisfied, and during the period to be described in the respective regulations. The Stock Allocation Plan shall expire not later than December 31, 2010.

Conditions

In consideration of the matters described in the preceding paragraph, the execution of the Stock Allocation Plan is subject to the requirement that once all the pre-established conditions included in the Plan have been satisfied, the company must find itself in the necessary circumstances provided by law to be able to issue the shares and allocate them free of charge to the beneficiaries, pursuant to article 2349, paragraph 1 of the Italian civil code, or to purchase and subsequently transfer the necessary treasury stock to the beneficiaries free of charge. In the event that the said legal circumstances do not exist, the Board of Directors must be aware in advance that there is the obligation for the company to pay the beneficiaries in cash for the rights they have as members of the Stock Allocation Plan, as a substitute for the allocation of shares in their favour. The Board of Directors may also in any event provide that the company make a payment in cash as an alternative in other situations.

Allocation free of charge

The shares considered in the Stock Allocation Plan shall be allocated to the beneficiaries free of charge, subject to the conditions of the Plan itself.

Objectives

The allocation of the shares shall be subject to and correlated with the achievement by the company of pre-determined results at a consolidated level for the years 2007, 2008 and 2009, in accordance with details that will be more specifically established by the Board of Directors. If the said results are not achieved or if they are only partially achieved, this will affect the allocation of the shares.

The Board of Directors may establish conditions for individual beneficiaries that are in addition to or different from the express provisions of the respective regulations of the Stock Allocation Plan, regarding results and/or performance indicators to which the allocation of the shares is subordinated.

The Stock Allocation Plan in the event of the termination of the employment relationship

The regulations of the Stock Allocation Plan shall, amongst other things, govern the situation regarding the Plan in the event of the termination of the employee relationship, including the case of the death of the beneficiary.

Modifications to the regulations of the Stock Allocation Plan

The regulations of the Stock Allocation Plan shall also govern modifications and/or integrations to the regulations themselves, which may become necessary or opportune in the case that there are changes in the applicable laws and regulations or if specific or extraordinary events take place such as are likely to affect the Stock Allocation Plan, including the provision for the Board of Directors to be able to make such modifications and/or integrations.

Delegation of powers to the Board of Directors to execute the Stock Allocation Plan

We propose finally to grant the Board of Directors with all the powers necessary and opportune for executing the Stock Allocation Plan. In particular, by way of mere example, the Board of Directors shall have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries from amongst the above said categories of employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of shares to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the allocation of the shares is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Allocation Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility or obligation for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Allocation Plan as a substitute for the allocation of shares in their favour.

To this purpose we request that you grant an explicit mandate to the Board of Directors in order that it may draw up and approve the regulations of the Stock Allocation Plan and may modify and/or integrate the Plan on the basis of the contents of the previous paragraph in respect of changes to the regulations

themselves, with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries.

The Board of Directors will take the appropriate resolutions having heard the Compensation Committee, if such is the case.

*** ***

If the stockholders agree with the matters proposed, they are invited to approve the following resolutions:

" The Ordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having examined the illustrative report of the Board of Directors and the proposals contained therein*

resolves

I. *to approve the 2007 - 2010 stock allocation plan reserved for employees of Lottomatica S.p.A. and/or its subsidiaries (the "Stock Allocation Plan") in accordance with the matters indicated in the illustrative report of the Board of Directors;*

II. *to entrust the Board of Directors with every power necessary and opportune for executing the Stock Allocation Plan. In particular, by way of mere example, the Board of Directors will have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries amongst the executives of Lottomatica S.p.A. and/or its Italian subsidiaries, as well as among the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries, including the Managing Director – General Manager - CEO and the Managing Director – General Manager of Lottomatica S.p.A. W. Bruce Turner and Marco Sala, and establish the number of shares to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the allocation of the shares is dependant; this may be done in a*

different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Allocation Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility or obligation for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Allocation Plan as a substitute for the allocation of shares in their favour; (iv) draw up and approve the operating regulations of the Stock Allocation Plan and modify and/or integrate them on the basis of the contents of the illustrative report of the Board of Directors with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries;

III. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power that may be required, with the possibility of sub-delegating, to fulfil all the legal and regulatory requirements resulting from the resolutions adopted."*

ATTACHMENT (3)

Monday - 04/23/2007

LOTTOMATICA SHAREHOLDERS' MEETING

Lottomatica Financial Statements as of 31 December 2006 approved and Consolidated Financial Statements presented

Extraordinary dividend of 0.79 Euro per share declared and a reserve ex article 2349 civil code established

Deliberated a new Stock Option Plan and a new stock granting plan

Delegation of powers to the Board of Directors to increase share capital

Extraordinary Shareholders' Meeting: Approval of the amendments of the Company By-laws regarding the "Savings Protection Act"-

Extension of auditing assignment on behalf of Ernst & Young

Rome - The Shareholders' Meeting of Lottomatica S.p.A., chaired by Mr. Lorenzo Pellicioli, was held today and approved the Financial Statements for 2006. Furthermore, it approved the distribution of a total dividend of 0.79 Euro per share in addition to two new stock incentive plans for the company's employees.
Extraordinary Shareholders' Meeting has modified some of the articles of the Company By-Laws, for the acknowledgement of the law n. 262/2005 ("Savings Protection Act").

<u>Lottomatica S.p.A. Financial Statements</u>

The parent company Lottomatica S.p.A. totalled Revenues of 488.8 million Euro in respect to €490.0 million of 2005. The Net Income has been €2.3 million in respect to €94.9 million of December 31, 3005.

<u>Lottomatica S.p.A. Consolidated Statement</u>

Revenues for 2006 totaled €938.9 million including approximately €289.3 million from four months of GTECH operations. Overall, revenues grew 61.1% year-over-year, while revenue from Lottomatica's Italian operations grew 11.5% year-over-year.
EBITDA was €361.2 million, up 36.8% over the 12 months of 2005. EBITDA adjusted for transaction and other costs would have been approximately €409 million. EBIT was €218.9 million, and EBIT as adjusted for transaction costs and purchase price amortization for the GTECH acquisition, and other costs, would have been €304 million.
Net Income was €0.8 million for the 12 months ended December 31, 2006. Included in *Net Income was approximately* €131 million (after tax) of transaction and other costs.

<u>Dividend and net income for the year</u>

The shareholders' Meeting approved the distribution of a dividend of 0.79 euro per share for a total amount of Euro 119,694,875 to come from the following reserves of capital: a) earnings for Euro 30,165,875 b) reserve for future capital increase of Euro 180,000, c) merger exchange reserve for Euro 20,137,809 d) out of the share premium reserve for Euro 69,211,700. The dividend will be paid out on May 24, 2007 utilizing the existing cash balance of the company, with dividend ex-date May 21 2007. It is to be reminded that dividends are intended free of tax credit.
Net Income for the year of the parent company Lottomatica S.p.A., of Euro 2,227,757, has been attributed to the reserve pursuant to Art. 2349 of the Italian civil code, net of the amount accounted for legal reserve.

<u>New Stocks plans</u>

The Meeting has decided to adopt two stocks plans for the employees of Lottomatica S.p.A. and/or its subsidiaries, in particular: the stock option plan 2007-2015 for a maximum of 2.100.000 options, equal to 1.4% of the actual share capital and the plan to grant stock 2007-2010 for a maximum of 400.000 ordinary shares of the company, equal to 0.26% of the current share capital.
In the extraordinary session of the Meeting, the Board of Directors was delegated to resolve increases in capital stock to be used for one or more times, for a maximum of 3,200,000 euro pursuant to Art. 2443 of the Italian civil code, to be used for one or more plans of ordinary shares reserved for the directors and/or employees of Lottomatica S.p.A.
The main objectives of the various plans are to focus the attention of the beneficiaries on factors of strategic interest, to encourage loyalty by providing an incentive to remain with the company and to link remuneration to the creation of value for stockholders.

<u>Statutory amendments</u>

The Extraordinary Shareholders' meeting, has approved to amend articles 13 (Board of Directors: nominee) and article 20 (Internal Audit) of the charter, in particular for the acknowledgement, under provisions of law, of members' election for the administrative and control bodies. Even if not required by law, the board of directors

has considered appropriate to share with its shareholders the matter regarding the rights to be granted to minority shareholders.

Auditing assignment

The Meeting resolved, ultimately, to extend the auditing assignment to the financial audit up to 31th December 2013 as per art. 8, of the law n.303 of the 29th December 2006.

ATTACHMENT (4)

Monday - 04/23/2007

Lottomatica SpA: 2007 yearly calendar of company events

As amendment to the previous 2007 yearly calendar of company events, Lottomatica S.p.A. announces that the Board of Directors to approve 2007 1st Quarter Results will be anticipated to May 3rd instead of May 4th.

Pursuant to Art. 2.6.2 of the Rules for the markets organised and managed by Borsa Italiana S.p.A., this is to notify that Lottomatica S.p.A. has established the following calendar of corporate events for the year 2007:

9 March: Board of Directors to approve 2006 draft Financial Statements,

23 April: General Shareholders' Meeting to approve 2006 Financial Statements (1st call),

3 May: Board of Directors to approve the 2007 1st Quarter Results,

13 September: Board of Directors to approve 2007 Half Year Results,

9 November: Board of Directors to approve 2007 3rd Quarter Results.

Any amendment to the above calendar will be notified to the market in due time.

Lottomatica S.p.A. therefore intends to avail itself of the exemption from the preparation of quarterly reports at 30 June and at 31 December pursuant to Art. 82.2 of the CONSOB Regulations No. 11971 dated 14 May 1999.

RECEIVED

ATTACHMENT (5)

REFERENCE NO. 88448 FOLDER NO. 21388

MINUTES OF THE RESOLUTION OF THE BOARD OF DIRECTORS OF "LOTTOMATICA S.P.A."

REPUBLIC OF ITALY

In the year two thousand and seven on the third day of the month of May, at 3.25 p.m.

In Rome, Viale del Campo Boario 56/d.

At the request of Mr. PELLICIOLI Lorenzo, in his position as Chairman of the Board of Directors and legal representative of:

LOTTOMATICA S.p.A.,

with registered offices in Rome, Viale del Campo Boario 56/d, subscribed and paid-in share capital Euro 151,512,500, Rome Companies Register and Tax ID No. 08028081001, listed company, subject to management and coordination by De Agostini S.p.A.,

I, the undersigned, Dott. Ignazio de Franchis, Notary Public of Rome, with offices in Via Barberini 29, member of the Board of Notaries of the United Districts of Rome, Velletri and Civitavecchia, attend the Board Meeting of such Company in order to draw up the minutes of the discussion of the following items on the

Agenda:

"7) proposal to exercise the authority conferred by the Extraordinary Shareholders' Meeting of October 18 2006 to increase the share capital against

payment, in one or more times, to service the 2007-2015 Stock Option Plan; related and consequent motions;

8) proposal to exercise the authority conferred by the Extraordinary Shareholders' Meeting of April 23 2007 to increase the share capital free of charge, in one or more times, pursuant to art. 2349 of the Civil Code, to service the 2006-2011 share allotment plan ("Retention Plan"); related and consequent motions."

According to the Articles of Association, the meeting is chaired by the aforesaid Chairman of the Board of Directors of the Company, Mr. Lorenzo PELLICIOLI, born in Alzano Lombardo on July 29 1951 and domiciled for his appointment in Rome at the registered offices of the aforesaid Company, of whose personal identity and position I, Notary Public, am certain and who has previously declared that the meeting has been validly convened and constituted with the presence, in addition to the Chairman, of Directors Bruce Turner, Marco Sala, Paolo Ainio, Piero Boroli, James F. McCann, Paolo Ceretti, Robert Dewey, Marco Drago, Antony Ruys, Severino Salvemini and Gianmario Tondato da Ruos, all present in this room, and therefore in the presence of twelve of the thirteen directors forming the Board.

He has also acknowledged the presence of the members of the Board of Statutory Auditors Dott. Francesco Martinelli, Chairman, Dott. Angelo Gaviani and Dott. Paolo Andrea Colombo, also present in this room.

Having completed the discussion of the previous items on the agenda, the minutes of which are drawn up by the Secretary to the meeting, Avv. Paola Bottero, the Chairman, with the unanimous approval of those present, tables joint discussion of items 7 and 8 on the agenda, the minutes of which must be

drawn up by a Notary Public who will also deposit and have these recorded in the Companies Register pursuant to art. 2443, last section of the Civil Code.
With reference to item 7, the Chairman reminds the meeting that the Extraordinary Shareholders' Meeting of October 18 2006 resolved, amongst others, to authorise the Board of Directors, pursuant to art. 2443, section 2, of the Civil Code, for a period of 5 years from the date of the resolution, to increase the share capital against payment, in one or more times, for a total nominal amount of Euro 15,050,080, with the exclusion of pre-emptive rights pursuant to art. 2441, section 4, second period of the Civil Code, to service (amongst others) one or more stock option plans reserved for the Directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum limit of 33% per year and with the possibility of accumulating any part not utilised during a given year with the parts referring to subsequent years.
The aforesaid Meeting also established, in accordance with art. 2441, section 4, second period of the Civil Code that, in exercising the authority conferred by the Meeting, the Board of Directors must determine the issue price of the shares resulting from the authorised share capital increases to service stock option plans, in a measure corresponding to their market value, taking into account the average stock exchange prices of the equity securities of the Company in a significant period of time and, in any case, in a measure not less than the average of the official prices of the Company's ordinary shares on the Screen Trading System organised and managed by Borsa Italiana S.p.A. in the month prior to assignment of the options by the Board of Directors (whereby month prior to assignment shall mean the period between the date of assignment of the options, excluded, to the same day of the previous month, it

being established that, in such period, when determining of such average prices, only trading days in which the official price of the Company's ordinary shares has been effectively recorded shall be considered).

The Chairman also reminds the meeting that, on April 23 2007, the Ordinary Meeting of the Shareholders approved, inter alea, the "2007-2015 Lottomatica Stock Option Plan reserved for employees" of the Company and/or its subsidiaries (the "Stock Option Plan"), also vesting the Board of Directors of the Company, with the option of sub-delegation, with all the powers necessary or appropriate for exercise thereof (with regard to this matter, reference should be made to previous resolutions regarding item 6 on the agenda of today's Board Meeting).

Considering the foregoing, the Chairman proposes that today's Board Meeting approve a share capital increase, on the basis of the powers specifically conferred thereon by the Extraordinary Shareholders' Meeting of October 18 2006, to service the Stock Option Plan.

The Chairman therefore proposes to approve, pursuant to art. 2443 of the Civil Code, a paid share capital increase, in splittable form, for a maximum nominal amount of Euro 1,973,790 (one million nine hundred and seventy-three thousand seven hundred and ninety) through the issue, also in several instalments, of maximum 1,973,790 new ordinary shares with a nominal value of Euro 1.00 each, cum rights, with the exclusion of pre-emptive rights pursuant to art. 2441, section 4, second period of the Civil Code, at a price per share of Euro 30.40 (thirty point forty) including nominal value and share premium, to service the Stock Option Plan, establishing December 31 2015 as final date for the subscription of the new shares.

With reference to the proposed issue price, the Chairman informs the meeting that this has been determined - as established by art. 2441, section 4, second period of the Civil Code and also according to the criteria indicated by the Extraordinary Shareholders' Meeting of October 18 2006 - in a measure equal to the average official price of the Company's ordinary shares on the Screen Trading System organised and managed by Borsa Italiana S.p.A. in the month prior to assignment of the options by the Board of Directors and therefore, insofar as the options have been assigned during today's Board Meeting, in the period between April 3 2007 and May 2 2007, both inclusive. Such price is in fact deemed to represent the market value of Company shares in a reliable manner.

With regard to the above, the Chairman informs the meeting that the Independent Auditors Reconta Ernst & Young S.p.A. have issued the report prescribed by art. 2441, section 4, second period of the Civil Code, which has been distributed to those present and will also be attached to these minutes.

Having concluded his explanations, the Chairman declares the discussion open during which the proposals put forward thereby are examined.

The Chairman of the Board of Statutory Auditors states that the current share capital is fully paid in and exists.

Directors Bruce Turner and Marco Sala declare that, insofar as beneficiates of the Plans, they will not participate in the discussion and in the vote.

At the end of the discussion, the Chairman submits the following proposed resolution to the approval of the Board:

"The Board of Directors of Lottomatica S.p.A.,

- Having viewed the report of the Independent Auditors Reconta Ernst & Young S.p.A. drawn up pursuant to art. 2441, section 4, second period of the Civil Code;
- Considering the declaration of the Board of Statutory Auditors that the current share capital is fully paid in and exists;

resolves

A. to increase the share capital against payment, pursuant to art. 2443 Civil Code, in splittable form, for a maximum nominal amount Euro 1,973,790 (one million nine hundred and seventy-three thousand seven hundred and ninety) through the issue, also in several instalments, of maximum 1,973,790 (one million nine hundred and seventy-three thousand seven hundred and ninety) new ordinary shares with a nominal value of Euro 1 (one) each, cum rights (therefore with the same rights as the other ordinary shares outstanding on the date of issue thereof), with the exclusion of pre-emptive rights pursuant to art. 2441, section 4, second period of the Civil Code, to service the "2007-2015 Lottomatica Stock Option Plan reserved for employees" of the Company and/or its subsidiaries;

B. to determine the issue price of the shares set forth in letter A above as Euro 30.40 (thirty point forty) including nominal value and share premium, corresponding to the average of the official prices of the Company's ordinary shares on the Screen Trading System organised and managed by Borsa Italiana S.p.A. in the month prior to assignment of the options by the Board of Directors, and therefore in the period between April 3 2007 and May 2 2007, both inclusive;

C. to establish December 31 2015 as final date for subscription of the shares set forth in letter A above, establishing that if the share capital increase has not

been fully subscribed by such date, the capital shall be considered as increased by an amount corresponding to the subscriptions raised;

D. to amend the Articles of Association, inserting the following text at the end of art. 5.5: "On May 3 2007 ,the Board of Directors – as authorized by the Extraordinary Shareholders' Meeting of October 18 2006 - resolved to increase the share capital against payment, pursuant to art. 2443 of the Civil Code, in splittable form, for maximum Euro 1,973,790 through the issue, also in several instalments, of maximum 1,973,790 new ordinary shares with a nominal value of Euro 1 each, at a price of Euro 30.40 each, including nominal value and share premium, cum rights (and therefore with the same rights as the other ordinary shares outstanding on the date of issue thereof), with the exclusion of pre-emptive rights pursuant to art. 2441, section 4, second period of the Civil Code, to be subscribed by the final date of December 31 2015, to service the "2007-2015 Lottomatica Stock Option Plan reserved for employees" of the Company and/or its subsidiaries";

E. to specifically authorise each acting Director, also severally and with the power of sub-delegation, to carry out all and any deeds necessary and appropriate to execute the aforesaid resolutions, complying with the related legal and regulatory formalities."

The proposal, voted with a show of hands, is approved, Directors Bruce Turner and Marco Sala abstaining, with favourable vote of all the other Directors present, none dissenting.

The Chairman then tables item 8 on the agenda.

The Chairman reminds the meeting that the Extraordinary Shareholders' Meeting of April 23 2007 resolved, amongst others, to authorise the Board of Directors, pursuant to art. 2443 of the Civil Code, for a period of 5 years from

the date of the resolution, to increase the share capital free of charge, in one or more times, for a total nominal amount of Euro 3,200,000, through the issue of maximum 3,200,000 ordinary shares, with a nominal value of Euro 1 each, to be assigned to employees of Lottomatica S.p.A. and/or its subsidiaries, pursuant to art. 2349 of the Civil Code, within the framework of allotment plans of current and future shares of the Company. The same Meeting also established that such free share capital increase shall be effected utilising a specific reserve denominated "Plans Reserve under art. 2349 C.C.", formed specifically for this purpose and replenished or increased as necessary year by year.

The Chairman also reminds the meeting that the "Lottomatica 2006-2011 Retention Plan reserved for employees" of the Company and/or its subsidiaries (the "Retention Plan"), approved by the Ordinary Shareholders' Meeting of October 18 2006 and implemented by the Board of Directors on the same date, envisages free allotment and consignment to the related beneficiaries of the first instalment of shares in the period between August 29 2007 and the 15th day after such date.

In the light of the above, the Chairman - also considering that, at the moment, the Company does not have own shares in portfolio to be transferred free of charge to the beneficiaries and that the purchase and allotment of own shares has not been authorised by a resolution of the Meeting – proposes that today's Board Meeting approve a free share capital increase, as specifically authorised by the Extraordinary Shareholders' Meeting of April 23 2007, in order to permit free allotment to beneficiaries of the Retention Plan of the shares ensuing thereto in the aforementioned period.

The Chairman therefore proposes to approve, pursuant to art. 2443 Civil Code, a free share capital increase, in splittable form, for a maximum nominal amount Euro 99,271 (ninety-nine thousand two hundred and seventy-one) through the issue of maximum 99,271 new ordinary shares with a nominal value of Euro 1 each, cum rights, to be assigned free of charge to the beneficiaries of the Retention Plan pursuant to art. 2349 of the Civil Code, through the transfer to capital, for an amount equal to the amount of the share capital increase, of the special reserve denominated "Plans Reserve under art. 2349 C.C.".

Considering the regulation of the Retention Plan and the allotment letters sent previously to the individual beneficiaries, the Chairman also proposes that the shares resulting from the share capital increase be issued and consigned, provided that the assumptions therefor exist pursuant to the aforesaid regulation and according to the law, in the period between August 29 2007 and the September 13 2007 (and in any case no later than September 30 2007), to the beneficiaries and for the amount of shares indicated in the list attached to the Minutes of the Board Meeting of October 18 2006, deemed to be indicated and transcribed herein, with only the following corrections: a) the number of shares assigned, indicated herein, has been increased in order to take into account 2006 dividends that will be paid in figurative mode on such shares to certain beneficiaries, as established by the respective employment agreements; b) Mr. Bruce Rowe shall be removed from the list of beneficiaries insofar as no longer in the employ of Group companies.

Having completed his explanations, the Chairman declares the discussion open, during which the proposals put forward by the Chairman are examined.

The Chairman of the Board of Statutory Auditors states that the current share capital is fully paid in and exists and that the "Plans Reserve under art. 2349 C.C." exists in an amount sufficient for the purposes of the share capital increase.

At the end of the discussion, the Chairman submits the following proposed resolution to the approval of the Board:

"The Board of Directors of Lottomatica S.p.A.,

- having verified the existence and adequacy of the special reserve denominated "Plans Reserve under art. 2349 C.C.";
- the Board of Statutory Auditors having declared that the current share capital is fully paid in and exists and that the "Plans Reserve under art. 2349 C.C." exists and is sufficient for the purposes of the share capital increase,

resolves

A. pursuant to art. 2443 Civil Code, to increase the share capital free of charge, in splittable form, for a maximum nominal amount Euro 99,271 (ninety-nine thousand two hundred and severity-one) through the issue of maximum 99,271 new ordinary shares with a nominal value of Euro 1 each, cum rights, (and therefore with the same rights as the other ordinary shares outstanding on the date of issue thereof), to be assigned free of charge to the beneficiaries of the "Lottomatica 2006-2011 Retention Plan reserved for employees" of the Company and/or its subsidiaries pursuant to art. 2349 of the Civil Code, through the transfer to capital, for an amount equal to that of the share capital increase, of the special reserve denominated "Plans Reserve under art. 2349 C.C.".

B. to establish that the share capital increase be effected and that the shares resulting therefrom be issued and consigned, provided that the assumptions

therefor exist pursuant to the aforesaid regulation of the plan and according to the law, in the period between August 29 2007 and the September 13 2007 (and in any case no later than September 30 2007), to the beneficiaries and for the amount of shares indicated in the list attached to the Minutes of the Board Meeting of October 18 2006, deemed to be indicated and transcribed herein, with only the following corrections: a) the number of shares individually assigned, indicated herein, has been increased in order to take into account 2006 dividends that will be paid in figurative mode on such shares to certain beneficiaries, as established by the respective employment agreements; b) Mr. Bruce Rowe shall be removed from the list of beneficiaries insofar as no longer in the employ of Group companies.

C. to establish that if the share capital increase has not been fully exercised by September 30 2007, the capital shall be deemed to be increased by an amount corresponding to the shares effectively allotted;

D. to amend the Articles of Association inserting in art. 5.1 the amount of the share capital resolved, equal to Euro 156,665,271 following today's resolutions and the following text at the end of art. 5.6:

" On May 3 2007, the Board of Directors – as authorized by the Extraordinary Shareholders' Meeting of April 23 2007, - resolved, pursuant to art. 2443 of the Civil Code, to increase the share capital free of charge, in splittable form, for a maximum nominal amount Euro 99,271 through the issue of maximum 99,271 new ordinary shares with a nominal value of Euro 1 each, cum rights (and therefore with the same rights as the other ordinary shares outstanding on the date of issue thereof), to be assigned free of charge by the final date of September 30 2007 to the beneficiaries of the "Lottomatica 2006-2011 Retention Plan reserved for employees" of the Company and/or its

subsidiaries, pursuant to art. 2349 of the Civil Code, through the transfer to capital, for an amount equal to that of the increase, of the special reserve denominated "Plans Reserve under art. 2349 C.V.";

E. to specifically authorise each acting Director, also severally and with the power of sub-delegation, to carry out all and any deeds necessary and appropriate to execute the aforesaid resolutions, complying with the related legal and regulatory formalities."

The proposal, voted with a show of hands, is approved, Directors Bruce Turner and Marco Sala abstaining, with the favourable vote of all the other Directors present, none dissenting.

The Chairman therefore declares that discussion of that all the items of the agenda to be recorded in minutes drawn up by a Notary Public has been completed.

It is 4 p.m.

The following are attached to these Minutes as an integral and substantial part thereof:

Att. "A" Attendance sheet signed by all present;

Att. "B" the new text of the Articles of Association following amendment of article 5;

Att. "C" Report of the Independent Auditors pursuant to article 2441 section four, second period of the Civil Code.

Of which I, Notary Public, have drawn up these minutes which, typed by a person of trust and completed by me by hand on sixteen sides of four sheets, I have read to the Person appearing who has waived reading of the Attachments.

Signed: Lorenzo Pellicioli

Dr. Ignazio de Franchis Notary Public (Seal)

ATTACHMENT (6)

TITLE I –
COMPANY NAME – REGISTERED OFFICE – DURATION – CORPORATE SCOPE

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices.
2.2 The Board of Directors can determine the establishment and close down of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 26 of the by-law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.

TITLE II
SHARE CAPITAL – SHARES – BONDS

5. Share Capital

5.1The share capital was agreed to be a total of Euro 154.592.210,00, the underwritten and paid up portion of which amounts to Euro 151.512.500,00, divided into 151.512.500,00, ordinary shares each with a nominal value of Euro 1.00 all with equal rights.
The share capital can also be increased through contributions in kind or of receivables.
5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.
5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.::
i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the

resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.

The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.
The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.
On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.
On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.
5.5 On 18 October 2006 the extraordinary Shareholders' Meeting has resolved to vest the Board of Directors, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 15.050.080,00 with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, and serving one or more stock options plans reserved for the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year and with the possibility of carrying over the unused amount in any given year to the following years, and/or for the acquisition of equity investments (including through mergers or de-merger transactions) or businesses or branches of businesses active in the fields of strategic business for the Company, without any limits per year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:
a) in the event of increases in the capital of one or more stock option plans reserved to the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and in any case not less than the mathematical average of the official price of the ordinary shares of the Company registered on the *Mercato Telematico Azionario* (Automated Share Market) managed and organized by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors (where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood that, for the purpose of calculating the mathematical average, only the trading days when the official price of the ordinary shares of the Company was actually registered on can be taken into account).
b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.
On October 18, 2006 the Board of Directors upon delegation given by the extraordinary shareholders' meeting held on the same date, resolved to increase the share capital, pursuant to art. 2443 of the Civil Code, for a total nominal amount up to Euro 1,500,000.00, divisible, through the issue, in one or more tranches, of up to a maximum of 1,500,000 new ordinary shares with a nominal value of 1 Euro each, at a price of 29.45 Euro each, including par value and premium, with standard rights (i.e. equal to the value of the Company ordinary shares in circulation on the date of issue) excluding the right to options as per art. 2441, paragraph 4, second period of the Civil Code, to be subscribed within December 31, 2014, in connection with the "Lottomatica 2006 – 2014 Stock Option Plan reserved to employees of the Company and/or its subsidiaries".
5.6 On April 23, 2007 the Extraordinary Stockholders' Meeting resolved to delegate the Board of the Directors pursuant to Article 2443 of the Civil Code, for the term of five years starting from the date of the resolution, with the powers to increase the share capital for free, through one or more issuances, for a maximum amount of Euro 3,200,000.00, par value, by means of the issue of maximum no. 3,200,000 ordinary shares for a par value of Euro 1 each, to be allocated to the employees of Lottomatica S.p.A.

and/or its subsidiaries, pursuant to Article 2349 of the Civil Code, within the limits of the current and future stock allocation plans of the Company. Said capital increases shall be made using the special balance sheet provision named "Reserve for Plans pursuant to Section 2349 of the Civil Code", created to this purpose and year by year possibly re-created or increased, or shall be made according to the different means provided by law from time to time in force.

6_Shares

6.1 The share are nominative, non-divisible, and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.
6.2 The extraordinary shareholders' meeting can resolve upon the issuance of ordinary shares, special categories of shares or other financial instruments to be allocated to the employees of the Company or of its subsidiaries, pursuant to art. 2349 of the Civil Code.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

TITLE III – SHAREHOLDERS' MEETING

8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.
8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).
8.3 The Shareholders representing, also jointly, at least 1/40 of the share capital are entitled to claim, within 5 days as from the publication of the notice of call of the Shareholders' Meeting, that the list of the matters on the agenda be supplemented, mentioning in the request the additional proposed matters.
At least ten days before the date fixed for the Shareholders'Meeting, the supplements to the list of the matters on the agenda that the Shareholders' Meeting will have to deal with, following the above requests, shall be made public in accordance with the same forms imposed for the publication of the notice of call.
The integration is not allowed in relation to those matters upon which the Shareholders' Meeting, in accordance with the provisions of law, resolves upon proposal of the Directors or on the basis of a plan or upon a report that they have drawn up.

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.
9.2 Shareholders can intervene in the Shareholders Meeting if the Company has received the relevant communication, by authorized intermediaries in accordance with the applicable provisions, within the term of 2 working days before the date of the Meeting.
9.3 The above received communication, in compliance with the above, is valid for successive meetings.
9.4 Every shareholder who is entitled to intervene in the Meeting can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.

10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.

10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.

The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.

The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.

10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority

11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors fixes the fees of the directors and auditors and, in compliance with the legislative prerequisites and conditions, it also provides for their revocation and resolves upon any other matter under legal jurisdiction of the ordinary Shareholders Meeting.

11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.

11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.

11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

TITLE IV – MANAGEMENT BODY

13. Board of Directors: appointment

13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.

13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites provided for by the law.

13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, the percentage provided by the law.

Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.

Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided by the law, shall have to possess the independence requisites provided therein.

The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care. Upon filing, **each list** shall be accompanied by:

A) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency qualification;

B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law **and by the By-laws**.

C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.

The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as not submitted.

Moreover, the lists that have not obtained the minimum number of votes if provided by the law, are also deemed as not submitted.

All those having the right to vote can vote for only one list.

The election of the Directors will proceed as follows:

a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been listed in the list, save for the minimum number reserved to the minority shareholders by the law;

b) a number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to **the shareholders that have submitted or voted** the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been listed in the list.

In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in progressive numbering in the list that has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list that has registered or, if not sufficient, of the lists, having registered the majority of the votes.

In the event of several lists achieving an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.

In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list.

13. 4 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.

13.5 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.

13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.

13.7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.

14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.

14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.
The Chairman of the Board of Directors and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.
15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax or e-mail sent to the Board members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours. Moreover, the Board can be called, after communication to the Chairman of the Board of Directors, by the Board of Statutory Auditors or, individually by each member of the Board of Statutory Auditors. The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.
15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.
16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.
16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.
16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.
The administrative body also holds the following powers:
a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;
b) to establish or close ancillary offices;
c) to select representative executives;
d) to reduce share capital in the event of the withdrawal of shareholders;
e) to supervise the by-laws and their regulatory provisions;
f) to transfer the head office to another location within the Italian Republic;
17.2 The resolutions of the Board of Directors are adopted by absolute majority of the attending persons, except for the cases under which the law expressly requires a highest quorum. In the event of equality of votes, the Chairman has a casting vote.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.

18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.

18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.

19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.

19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on the Managing Director, or on each of the Managing Directors, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.

19.4 The General Manager who does not simultaneously hold the position of member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

TITLE V – BOARD OF STATUTORY AUDITORS AND MANAGER IN CHARGE OF THE DRAWING UP OF THE ACCOUNTANCY DOCUMENTS

20. Appointment, composition and requirements of the Board of Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.

20.2 The Auditors are appointed on the basis of lists submitted by the Shareholders in which candidates are indexed by progressive numbering, specifying, where possible, if the candidate presents himself/herself, as regular or deputy auditor.

The lists must be deposited at the head office of the Company and published in at least one daily national newspaper no less than fifteen days before the date set for the first Shareholders' Meeting on first call, and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care.

Upon filing, ~~they~~ **each list** shall be accompanied by:

A) exhaustive information on the personal and professional qualifications of the candidates, on the acquired expertises and on their past experiences, with particular attention given to the management and control offices held I other companies and relating expiration date;

B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility ~~provided under the law~~, as well as that he/she possesses all requisites**,** provided by the law **and by the By-laws**.

C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.

The refusal expressed by public administrations or entities pursuant to administrative or legal provisions applicable to the Company shall be construed as a reason of forfeiture or ineligibility as Statutory Auditor and/or Chairman.

Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. **The shareholders belonging to the same group or having entered into a shareholders' agreement on the shares of the Company may not submit or vote more than one list, even if through an intermediary or a trust company.**

The number of candidates in each list must not be higher than the number of auditors set out by art. 20.1 above; any other candidate will not be considered.
Only the Shareholders who singly or together with other Shareholders represent the minimum percentage provided the law, can submit lists.
Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.
The selection of the Auditors will proceed as follows:
a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;
b) the remaining regular auditor, with the office reserved by the law to the Auditors expressed by the minority - if any, and the remaining alternate auditor will be elected from the list which has the second highest number of votes **and that is in no way connected, not even indirectly, with the shareholders that have submitted or voted the list that ranked first,** following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished.
In the event that non-majority lists have the same number of votes, it shall be appointed the candidate from the list submitted by the shareholders with a higher percentage of share capital or, in suborder, by the larger number of shareholders.
The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly reserved by the law to the Auditors expressed by the minorities, will be granted by means of a resolution of the Shareholders' Meeting to one the regular Auditors.
~~In the event that, for whatever reason, the Chairman or the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the candidate belonging to the same list and (i) expressly identified as such or, alternatively, (ii) following the relevant progressive numbering.~~
In the event that the minority Statutory Auditor ceases from or may not take its office for any reason, being a each of replacement criteria provided by law, he shall be substituted by the alternate member or by the subsequent candidate belonging to the same list or, if not available, by the first candidate (even if as alternate member) of the minority list ranked second. In the event that these criteria may not be applied, it shall be selected the first useful candidate, also as an alternate member, according to the progressive number of the next ranked minority list.
In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom. [...]
20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.
The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:
a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or
b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or
c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 According to the provisions of the law regarding situations of incompatibility, those who already hold ~~the position of regular auditor in more than five companies quoted on regulated Italian stock exchanges, excluding parent companies, subsidiaries and companies controlled by the same companies that control the Company involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role. The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent~~ **more management and control offices than the maximum number provided for by the law, cannot be appointed as Auditors and if elected will be debarred from the role.**

~~20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph~~.

~~20.6~~ The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.

20.6~~7~~ The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.

Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.

21. The Statutory Auditors Report

21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.

21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Manager in charge of the drawing up of corporate reports and financial statements

The Board of Directors, upon mandatory consultation with the Board of Statutory Auditors, appoints a manager in charge of the drawing up of corporate reports and financial statements among those managers having a minimum experience of 3 years as managers with appropriate responsibilities at the Accounting and/or Financial Department of the Company or of similarly sized or organized companies, and confer on such manager adequate authority and instruments to perform the duties assigned to him in accordance with the provisions of law. The manager in charge of the drawing up of the accountancy documents may be revoked by resolution of the Board of Directors upon mandatory consultation with the Board of Statutory Auditors.

TITLE VI – FINANCIAL ACCOUNTS AND PROFITS

23. Statement of Year End Accounts

23.1 The financial accounts will close annually on 31 December.

23.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2

24. Profits

24.1 Relative to the net profits of each financial year as per the approved financial statement:

a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders Meeting.
24.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

TITLE VII – WINDING UP, LIQUIDATION AND WITHDRAWAL

25. Winding up and Liquidation

25.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.
25.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

26. Withdrawal

26.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

TITLE VIII – TRANSITIONAL AND FINAL REGULATIONS

27. Residency of the Shareholders – Conventional Forum

27.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.
27.2 All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

28. Referral

28.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis

RECEIVED
JUN 12 A 8:31

ATTACHMENT (7)

Thursday - 05/03/2007

LOTTOMATICA ANNOUNCES 2007 FIRST-QUARTER RESULTS ENDED MARCH 31, 2007

First-Quarter 2007 Revenues of €435 million, compared to €190 million of Lottomatica's Italian stand-alone operations in first quarter of 2006

EBITDA of €211 million and Operating Income of €140 million, compared to €112 million and €94 million, respectively, in first quarter of 2006

Net Income of €45 million, compared to €41 million in first quarter of 2006

Revises Guidance Upward for 2007

Organizational Changes

Jaymin Patel Named GTECH President and COO; Stefano Bortoli Named Lottomatica Group CFO

ROME (ITALY) - PROVIDENCE, RHODE ISLAND (US), May 03, 2007 – The Board of Directors of Lottomatica S.p.A., chaired by Mr. Lorenzo Pellicioli, approved today the consolidated accounts of Lottomatica Group for the first quarter ended March 31, 2007.

"Lottomatica's financial performance in the first quarter was good, and we are pleased with the results," said W. Bruce Turner, CEO of Lottomatica Group. "We also have had some important new business developments and made significant progress toward achieving our strategic goals that were set out in our three-year plan. We are working to drive new growth through acquisitions and partnerships, and we will continue to focus on M&A transactions that enhance our offerings in the online and instant channels, sports betting, gaming machines, and the full range of interactive channels. All of these activities will bring us closer to achieving our ultimate goal: to become a fully-diversified, world-class gaming company."

"I am pleased to report that we experienced solid progress in all of our businesses, and our performance has exceeded our initial expectations," said Jaymin B. Patel, CFO of Lottomatica Group. *"As a result, we are updating our 2007 guidance, increasing the expected revenues and profits for the year. With our sustainable high margins and the continued positive performance in our key verticals, we remain confident in our 2007 outlook and beyond."*

Lottomatica Group First-Quarter Results

Lottomatica Group Consolidated Income Statements (€/M)	March 31, 2007	March 31, 2006
Revenues	435.3	190.2
EBITDA	**211.2**	**111.8**
EBITDA %	**49%**	**59%**
Operating Income	139.6	93.8
Net Income	45.0	41.4

Note: 2007 Results include three months of Lottomatica's Italian stand-alone operations and three months of GTECH operations; 2006 reflects three months of Lottomatica stand-alone operations.

Revenues for the first quarter ended March 31, 2007 totaled €435.3 million, including approximately €224.6 million from three months of GTECH operations. Overall, revenues grew 128.8% year-over-year, while revenue from Lottomatica's Italian operations grew 10.7% year-over-year.

EBITDA was €211.2 million, up 88.9% over the first quarter of 2006. Operating Income was €139.6 million for the quarter, up 48.9% over the same period last year. Operating Income margins, excluding the purchase price amortization of intangibles related to the GTECH acquisition, was approximately 38%.

Net Income was €45.0 million for the quarter ended March 31, 2007, up 8.7% over the first quarter of 2006.

GTECH Operating Results and Business Highlights

Revenue contribution for the three months of GTECH operations was €224.6 million, with approximately €200.4 million from the Lottery segment, €12.8 million from Gaming Solutions, and approximately €11.4 million from Commercial Services.

In the first quarter of 2007, GTECH made considerable progress in executing against its growth strategy by defending and growing the core business, implementing lottery overlay Commercial Services activities, and preparing for sports betting operator and technology opportunities.

GTECH signed a three-year online contract extension with the New York Lottery to continue providing products and ongoing services through February 2010. GTECH was also awarded Instant Ticket Vending Machine (ITVM) contracts with customers in Missouri and Massachusetts, following competitive procurements. The Company expects to receive over €165 million in revenues over the life of these contracts.

In the Commercial Services segment, GTECH launched an extensive network in Colombia, in partnership with Citibank, that will offer banking services to low and middle income areas of the country. The network is operated under GTECH's VIA brand and will be available at more than 3,200 locations, where GTECH has existing lottery terminals.

In keeping with GTECH's overall business strategy to move away from stand-alone Commercial Services opportunities, the Company announced the sale of its POLCARD subsidiary to First Data International, for an enterprise value of approximately €243 million, on a debt-free, cash-free basis. The transaction is expected to be completed by early third quarter of 2007.

Italian Operating Results and Business Highlights

Lottomatica's Italian operations experienced significant revenue growth in the first quarter of 2007, both in the Lottery and the Commercial Services businesses.

Revenues grew approximately 10.7% to €210.7 million, from €190.2 million in the first quarter of 2006.

Lottery wagers grew approximately 29% to €3.8 billion in the first quarter of 2007, from €2.9 billion for the same period last year, as strong Instants lottery performance more than offset the decrease in Lotto.

Lotto game wagers reached €1.6 billion, a drop of 21.6% against €2.0 billion in the first quarter of 2006, due to an exceptional late numbers trend in the first quarter last year. Lotto revenues were €104.4 million, compared to €132.6 million in the same period last year.

The continued strong performance of instant tickets, resulted in sales of approximately €2.1 billion, compared to sales of approximately €855.4 million, in the first quarter of 2006. The number of Scratch & Win tickets sold equaled 636 million, compared to 354 million in the same period last year. The average price point grew to approximately €3.4, compared to €2.4 in the prior year, mainly driven by the introduction of the €10 lottery ticket. Revenues for the Instant and Traditional Lotteries business totaled €76.5 million compared with €31.0 million during the first quarter of 2006, an increase of 146.6%. Growth in instant ticket sales was driven principally by the introduction of the new €10 instant lottery ticket in January, which generated new sales of €739 million during the quarter ended March 31, 2007.

Revenues from Commercial Services improved by 14.5% over the same period last year, driven primarily by growth in traditional mobile top-ups, along with growth in other product lines including stamp duties and bill payments.

In the Italian sports-betting segment, Lottomatica is progressing toward the launch of its new sports-betting network. Of the 1,644 retailer licenses received, contracts for specific locations have been signed with over 1,200 retailers. The Company expects to commence operations in the third quarter of 2007.

Consolidated Cash Flow and Net Financial Position

At the close of the quarter, Lottomatica Group had a Net Financial Position of €2.5 billion, with Cash and Equivalents of approximately €318.2 million at the end of period. Net Cash Flows from Operating Activities generated €59.8 million.

Consolidated Shareholders' Equity

Consolidated shareholders' equity totaled €1.9 billion.

Financial Outlook

Lottomatica updated its guidance for the full year of 2007.

Lottomatica expects service revenues in the range of €1.665 billion to €1.765 billion, for the year ending December 31, 2007.

Operating Income, excluding purchase price amortization, is expected to be in the range of €490 million to €500 million, with margins of 28% to 29%.

EBITDA for the full year is expected to be in the range of €700 million to €710 million, with margins of 40% to 42%.

Organizational Changes

Today, Lottomatica also announced that Jaymin Patel has been appointed to the newly-created position of President and Chief Operating Officer, GTECH Corporation, reporting to W. Bruce Turner. Mr. Patel has been with GTECH for over 12 years in senior leadership roles and served as the GTECH Chief Financial Officer during a period of tremendous growth and success starting in the year 2000. Most recently, Mr. Patel led the restructuring efforts while serving as the Chief Financial Officer for Lottomatica, S.p.A.

Mr. Turner will continue as Chief Executive Officer of Lottomatica S.p.A. and GTECH, and will increase his focus on the market opportunities and the innovations needed to successfully address the Company's growth in the global gaming industry.

Stefano Bortoli will assume the position of Senior Vice President and Chief Financial Officer for Lottomatica S.p.A. being vacated by Mr. Patel. Since September 2006, Mr. Bortoli has served as the Chief Financial Officer for Lottomatica's Italian operations. Mr. Bortoli will relocate to GTECH's Providence, Rhode Island, headquarters.

"One of our business strengths is our ability to adapt our organizational model with changing business conditions while leveraging the many talents of our people," said Mr. Turner. *"I am very confident that our new structure and team will ensure our continued success."*

Other Information

The Board of Directors approved terms and conditions of two new stock-based plans for employees of Lottomatica S.p.A. and/or its subsidiaries already resolved by the April 23, 2007 Shareholders' meeting: the 2007 - 2015 stock-option plan has a maximum of 2,100,000 options, equal to 1.4% of the current share capital; the 2007 – 2010 stock granting plan is for a maximum of 400,000 ordinary shares of the Company, equal to 0.26% of the current share capital.

Upon delegation of the October 18, 2006 and of the April 23, 2007 Shareholders' meetings, the Board of Directors also approved two share capital increases up to an aggregate nominal amount of €2,073,061.00, respectively serving the above said 2007 - 2015 stock-option plan as well as the so called "retention plan 2006-2011" resolved by the October 18, 2006 Shareholders' meeting.

Complete document download (PDF File, 106 KB) >>

ATTACHMENT (8)

CONFIDENTIAL

DRAFT DATED 2 May 2007

GRUPPO LOTTOMATICA giochi e servizi

FIRST QUARTER 2007 REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

TABLE OF CONTENTS

LOTTOMATICA S.p.A. *Group Profile*

Company Name	**Lottomatica - Società per Azioni**
Fiscal Code	08028081001
Share Capital	€ 154,592,210 authorized ordinary shares, € 1.00 par value per share; 151,512,500 shares paid and subscribed
Registered Office	Roma - Viale del Campo Boario 56/d
Board of Directors:	
Chairman	Mr. Lorenzo PELLICIOLI
Vice Chairman	Mr. Robert DEWEY Jr. *
Chief Executive Officer - General Manager	Mr. Bruce TURNER
Managing Director - General Manager	Mr. Marco SALA
Board Members	Mr. Paolo AINIO * Mr. Rosario BIFULCO Mr. Pietro BOROLI Mr. James MCCANN * Mr. Paolo CERETTI Mr. Marco DRAGO Mr. Anthony RUYS * Mr. Severino SALVEMINI * Mr. Gianmario TONDATO DA RUOS *

* *Denotes Independent Directors*

Board of Statutory Auditors :	
Chairman	Mr. Francesco MARTINELLI
Regular Members	Mr. Angelo GAVIANI Mr. Paolo Andrea COLOMBO
Substitute Members	Mr. Marco SGUAZZINI VISCONTINI Mr. Giulio GASLOLI
Independent Auditors	Reconta Ernst & Young S.p.A.

Members of the Executive Committee	Mr. Lorenzo PELLICIOLI (Chairman) Mr. Pietro BOROLI Mr. Paolo CERETTI Mr. Marco DRAGO Mr. Marco SALA Mr. Bruce TURNER
Members of the Audit Committee	Mr. Severino SALVEMINI (Chairman) Mr. Paolo AINIO Mr. Paolo CERETTI
Members of the Renumeration Committee	Mr. Gianmario TONDATO DA RUOS (Chairman) Mr. Robert DEWEY Jr. Mr. James MCCANN

LOTTOMATICA

Lottomatica S.p.A. (sometimes referred to as "*Lottomatica*" or the "*Company*") is one of the largest lottery operators in the world based on total wagers and, through its subsidiary GTECH Corporation ("*GTECH*"), is a leading provider of lottery and gaming technology solutions worldwide. Together, the Company is the only vertically integrated full service lottery company. Lottomatica is listed on the Stock Exchange of Milan under the trading symbol LTO.

The Company operates in the publicly regulated gaming market consisting of online, instant and traditional lotteries, sports pools and pari-mutuel betting and publicly sponsored machine gaming.

Lottomatica has built an extensive real-time, online distribution network in Italy, with approximately 150,000 terminals in 80,000 points of sale (including approximately 22,000 points of sale where Lottomatica provides only Processing Services for third parties), comprised of tobacconists, bars, petrol stations, newspaper stands and motorway restaurants. Since 1993, Lottomatica has been the sole concessionaire for the Italian Lotto game. In addition to online games, Lottomatica operates instant and traditional lottery games, which in recent years has been a high growth area for the Company. In 2003, Lottomatica began operating sports pools and other pari-mutuel betting through its extensive retail network. In 2006, Lottomatica received authorization to distribute online instant lottery games. The Company's GTECH group is the world's leading operator of highly-secure online lottery transaction processing systems, doing business in 49 countries worldwide. GTECH designs, sells and operates a complete suite of lottery-enabled point-of-sale terminals that are electronically linked with a centralized transaction processing system that mediates lottery funds between the retailer, where a transaction is enabled, and the lottery authority. GTECH currently operates, provides equipment and services to, or has entered into contracts to operate or provide equipment and services in the future to, 25 of the 43 online lottery authorities in the United States, and 60 of the 122 non-U.S. online lottery authorities.

Additionally, Lottomatica provides information technology services for gaming machines through its Italian subsidiary Lottomatica Videolot Rete S.p.A. (formerly known as RTI Videolot) and its Canadian subsidiary Spielo Manufacturing, ULC, a leading provider of video lottery terminals and related products and services to the global gaming industry. The Company has leveraged its distribution and transaction processing competence to expand its activities beyond Lottery and also provides Commercial Services through its networks worldwide.

The Company currently operates in three segments: (i) its Lottery segment where the Company operates and provides a full range of services, technology and products to government sponsored online, instant and traditional Lotteries and pari-mutuel betting and sports pools; (ii) its Gaming Solutions segment where the Company provides solutions, products and services relating to video lottery terminals (VLTs) and systems for VLTs and amusement with prize machines (AWPs); and (iii) its Commercial Services segment, where the Company performs high-volume transaction processing of non-lottery commercial transactions such as retail debit, credit and charge card transactions, bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, and retail-based programs.

For the year ended December 31, 2006, Lottomatica generated total revenues, EBITDA and operating income of €938.9 million, €361.2 million and €219.3 million, respectively. For the first quarter ended March 31, 2007, Lottomatica generated total revenues, EBITDA and operating income of €435.3 million, €211.2 million and €139.6 million, respectively.

The Company has operations in over 50 countries worldwide on six continents and approximately 6,100 employees.

For additional information on the Company, please refer to its 2006 Annual Report available on line at the Company's website at http://www.gruppolottomatica.it/eng/aboutus/index.htm.

OPERATING AND FINANCIAL REVIEW

Part 1. Overview

The following operating and financial review is provided as a supplement to, and should be read in conjunction with, the Company's financial statements and accompanying notes.

Lottomatica acquired GTECH on August 29, 2006. Accordingly, revenues for the quarter ended March 31, 2007 include revenues from Lottomatica's Italian operations and GTECH's operations, whereas amounts for the quarter ended March 31, 2006 include revenues for Lottomatica's Italian operations only.

A comparison of the Company's revenue concentration is as follows:

Consolidated Revenues

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
By Segment				
Lottery	384,776	168,299	216,477	128.6
Commercial Services	33,609	19,401	14,208	73.2
Gaming Solutions	16,917	2,533	14,384	>500.0
Total revenues	435,302	190,233	245,069	128.8
By Legal Entity				
Lottomatica	210,678	190,233	20,445	10.7
GTECH	224,624	-	224,624	-
Total revenues	435,302	190,233	245,069	128.8

Lottomatica's revenues from Italian operations are primarily derived from operating contracts. Under operating contracts, Lottomatica manages all of the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game.

GTECH's revenues are principally comprised of service revenues derived primarily from lottery service contracts, which are typically at least five to seven years in duration for the base contract term with three to five years of extension options resulting in total contract lives of eight to ten years. These contracts generally provide compensation to GTECH based upon a percentage of a lottery's gross online and instant ticket sales. These percentages vary depending on the size of the lottery and the scope of services provided to the lottery. GTECH's product sale revenues are derived primarily from the installation of new online lottery systems, installation of new software and sales of lottery terminals and equipment in connection with the expansion of existing lottery systems. GTECH's product sale revenues from period to period may not be comparable due to the size and timing of product sale transactions.

GTECH has developed and continues to develop new lottery games, licenses new game brands and installs a range of new lottery distribution devices, all of which are designed to maintain a strong level of same store sales growth for its customers.

As a result of the acquisition of GTECH, substantial portions of the Company's assets now consist of equipment GTECH uses to operate online lottery systems for its customers outside of Italy.

Operations Review

Key Operating Performance Indicators

	Quarter ended			
	March 31,		Percentage of revenues	
(thousands of euros)	2007	2006	2007	2006
Revenues	435,302	190,233	-	-
EBITDA	211,182	111,807	49%	59%
EBIT	130,921	78,662	30%	41%
Net income	45,022	41,426	10%	22%

EBITDA and EBIT are computed as follows:

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
Operating income	139,645	93,809	45,836	48.9
Depreciation, amortization and write-downs	67,690	17,998	49,692	276.1
Other non-cash items	3,847	-	3,847	-
EBITDA	211,182	111,807	99,375	88.9
Operating income	139,645	93,809	45,836	48.9
Equity loss	(721)	-	(721)	-
Other income	1,371	-	1,371	-
Other expense	(1,131)	(232)	(899)	387.5
Foreign exchange loss, net	(8,243)	(14,915)	6,672	(44.7)
EBIT	130,921	78,662	52,259	66.4

EBITDA and EBIT are considered alternative performance measures that have not been prepared in compliance with International Financial Reporting Standards ("IFRS") and may not take into account the registration, recording and presentation requirements associated with IFRS.

Comparison of the quarter ended March 31, 2007 with March 31, 2006

Consolidated revenues for the quarter ended March 31, 2007 increased 128.8% versus the quarter ended March 31, 2006.

Italian Operations
Revenues from Italian operations are comprised of the following:

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
Lotto	104,382	132,609	(28,227)	(21.3)
Instant tickets	76,512	31,031	45,481	146.6
Other	3,479	4,659	(1,180)	(25.3)
Lottery	184,373	168,299	16,074	9.6
Commercial Services	22,216	19,401	2,815	14.5
Gaming Solutions	4,089	2,533	1,556	61.4
Total revenues	210,678	190,233	20,445	10.7

Lotto
Lotto revenues declined 21.3% primarily due to a decline in game wagers. Total game wagers declined by 21.6% from €2.045 billion during the quarter ended March 31, 2006 to €1.603 billion during the quarter ended March 31, 2007 due principally to a decline in wagers for late numbers. Wagers for late numbers declined from €719 million during the first quarter of 2006 to €231 million during the first quarter of 2007, due principally to a record number of wagers in 2006 related to Cagliari 34. This decline was partially offset by higher core wagers of €1.372 billion during the quarter ended March 31, 2007 versus €1.326 billion during the quarter ended March 31, 2006.

Instant tickets
Throughout the quarter ended March 31, 2007, the strong performance in instant ticket sales continued. Instant ticket revenues increased by 146.6% over the quarter ended March 31, 2006, primarily due to higher sales of Scratch and Win tickets. During the quarter ended March 31, 2007, 636 million Scratch & Win tickets were sold generating total sales of €2.149 billion. During the quarter ended March 31, 2006, approximately 354 million Scratch & Win tickets were sold generating total sales of €855 million. Growth in instant ticket sales was driven principally by the introduction of the 10-euro lottery ticket, which generated new sales of €739 million during the quarter ended March 31, 2007.

Commercial Services
Revenues from Commercial Services improved by 14.5% over last year, driven primarily by growth in the traditional mobile top ups along with growth in new product lines including stamp duties and bill payments.

GTECH Operations

Consolidated revenues for the quarter ended March 31, 2007 include the following amounts for GTECH:

	Quarter ended March 31, 2007		
(thousands of euros)	Service Revenue	Product Sales	Total Revenue
United States	121,803	1,281	123,084
International	66,261	11,058	77,319
Lottery	188,064	12,339	200,403
Commercial Services	11,393	-	11,393
Gaming Solutions	8,653	4,175	12,828
	208,110	16,514	224,624

Company Operating Costs

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
Raw materials, services and other costs	151,304	61,330	89,974	>100.0
Personnel	91,948	17,096	74,852	>100.0
Depreciation, amortization and write-downs	67,690	17,998	49,692	>100.0
Capitalization of internal construction costs-labor and overhead	(15,285)	-	(15,285)	-
Total operating costs	295,657	96,424	199,233	>100.0
Percentage of total revenue	67.9%	50.7%		

Operating costs as a percentage of revenue increased from 50.7% during the quarter ended March 31, 2006 to 67.9% during the quarter ended March 31, 2007 primarily due to higher depreciation and amortization expense resulting from the acquisition of GTECH.

The €90.0 million increase in Raw materials, services and other costs was principally due to €84.1 million of costs incurred by GTECH along with €5.9 million of higher costs incurred by Lottomatica principally related to €4.5 million of variable costs related to higher service revenues from Italian operations and €1.4 million of higher costs principally for advertising and promotion.

The €74.9 million increase in Personnel was principally due to €70.5 million of costs incurred by GTECH, along with €4.4 million of higher costs incurred by Lottomatica principally related to €2.7 million for stock compensation and €1.7 million of costs related to higher service revenues from Italian operations.

The €49.7 million increase in Depreciation, amortization and write-downs was principally due to €55.1 million incurred by GTECH, including €22.2 million of depreciation and amortization expense resulting from the purchase price accounting related to the acquisition of GTECH.

Capitalization of internal construction costs - labor and overhead of €15.3 million relates to lottery construction activities by GTECH. A substantial portion of GTECH revenues are derived from facility management contracts, whereby GTECH constructs and installs lottery systems for its customers. Labor and overhead costs incurred by GTECH during the construction of the lottery system are capitalized to the balance sheet.

Interest Income

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
Interest income	2,355	1,660	695	41.9

The €0.7 million increase in interest income relates principally to interest of €0.5 million earned by GTECH.

Foreign exchange loss, net

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
Hedging premiums	-	(14,602)	14,602	(100.0)
Realized foreign exchange losses	(1,023)	-	(1,023)	-
Unrealized foreign exchange losses	(7,220)	(313)	(6,907)	>100.0
	(8,243)	(14,915)	6,672	(44.7)

In the first quarter of 2007, we incurred approximately €7.2 million of unrealized foreign exchange losses, including €6.3 million related to a US$762.3 million intercompany loan to GTECH on August 29, 2006.

Prior to the acquisition of GTECH on August 29, 2006, we entered into foreign exchange contracts to mitigate our exposure to foreign exchange rates resulting from our commitment to acquire GTECH for US$35 per share. During the first quarter of 2006, we paid €14.6 million in premiums to the various financial institutions that were counterparties to the foreign exchange contracts.

Interest expense

	Quarter ended			
	March 31,		Change	
(thousands of euros)	2007	2006	€	%
Interest expense	(47,949)	(4,313)	(43,636)	>100.0

Interest expense increased €43.6 million primarily due to €27.3 million of interest expense incurred on €1.7 billion of borrowings under the Senior Credit Facility along with €15.3 million of higher interest expense related to the €750 million of Capital Securities that were issued on May 17, 2006.

Weighted Average Diluted Shares
Weighted average diluted shares during the quarter ended March 31, 2007 increased by 61.1 million shares to 151.8 million shares, primarily due to the issuance of 57.4 million shares in connection with the June 2006 Rights Offering.

Income Taxes
The Company's effective income tax rate of 47.2% during the first quarter of 2007 was up from 45.5% in the first quarter of 2006 primarily due to non-deductible expenses and excess foreign tax credits.

Liquidity, Capital Resources and Financial Position
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of cash generated by operating activities, bank overdrafts and bank loans. We believe our ability to generate excess cash from operations to reinvest in our business is one of our fundamental financial strengths and combined with our committed borrowing capacity, we expect to meet our financial obligations and operating needs in the foreseeable future. We expect to use cash generated primarily from operating activities to meet contractual obligations and to pay dividends and that our growth will be financed through a combination of cash generated from operating activities, existing sources of committed liquidity, access to capital markets, and other sources of capital. Our debt ratings of Baa3 from Moody's and BBB- from Standard and Poor's contribute to our ability to access capital markets at attractive prices.

Summary Cash Flow Statement

	Quarter ended March 31,	
(thousands of euros)	2007	2006
Profit before income tax	85,327	76,009
Non-cash charges	122,680	58,486
Other	(148,178)	(113,566)
Net cash flows from operating activities	59,829	20,929
Purchases of intangible assets	(55,658)	(801)
Purchases of systems, equipment and other assets	(31,383)	(13,724)
Proceeds from sale of financial assets	-	29,357
Other investing activities, net	132	5,516
Net cash flows from (used in) investing activities	(86,909)	20,348
Free (negative) cash flow	(27,080)	41,277
Interest paid	(82,096)	(52)
Proceeds from short-term borrowings	17,180	-
Proceeds from exercise of stock options	17,235	37,478
Other financing activities	(4,295)	(5,032)
Net cash flows from (used in) financing activities	(51,976)	32,394
Net cash flow	(79,056)	73,671

Analysis of Cash Flows
During the quarter ended March 31, 2007, we generated €59.8 million of net cash flows from operating activities. Net cash flows used in investing activities were €86.9 million, principally associated with the payment of €55.1 million for 1,144 sports betting rights and 500 horse racing betting rights along with capital additions of €31.4 million. Net cash flows used in financing activities of €52.0 million were principally comprised of interest paid on the Capital Securities and Senior Credit Facility. At March 31, 2007, we had €318.2 million of cash and cash equivalents on hand.

Our business is capital-intensive. We expect our principal sources of liquidity to be existing cash balances, along with cash we generate from operations and borrowings under our Senior Credit Facility. The Senior Credit Facility provides for an unsecured revolving facility of US$250 million and a Guarantee Facility of US$250 million and matures in August 2012. There were approximately €22.6 million (US$30 million) of borrowings under the revolving facility at March 31, 2007. At March 31, 2007, there was €9.4 million (US$12.4 million) of letters of credit issued and outstanding under the Guarantee Facility. The Senior Credit Facility has covenants and restrictions including, among other things, requirements relating to the maintenance of certain financial ratios, limitations on capital expenditures and acquisitions and limitations on dividends. None of these covenants are expected to impact the Company's liquidity or capital resources. At March 31, 2007, we were in compliance with all applicable covenants.

We currently expect that our excess cash flow from operations, existing cash, available borrowings under our Senior Credit Facility and access to additional sources of capital will be sufficient, for the foreseeable future, to fund our anticipated working capital and ordinary capital expenditure needs, to service our debt obligations, to fund anticipated internal growth, to fund all or a portion of the cash needed for potential acquisitions and to pay dividends. We may also seek alternative sources of financing to fund future potential acquisitions and other growth opportunities.

Financial Position

Summary Consolidated Balance Sheet

(thousands of euros)	March 31, 2007	December 31, 2006	Change €	Change %
Systems, equipment and other assets related to contracts, net	816,383	845,890	(29,507)	(3.5)
Goodwill	2,916,234	2,932,672	(16,438)	(0.6)
Intangible assets, net	833,499	856,764	(23,265)	(2.7)
Other non-current assets	288,746	310,716	(21,970)	(7.1)
Total non-current assets	4,854,862	4,946,042	(91,180)	(1.8)
Cash and cash equivalents	318,214	396,617	(78,403)	(19.8)
Other current assets	839,880	731,121	108,759	14.9
Assets held for sale	325,740	369,172	(43,432)	(11.8)
Total assets	6,338,696	6,442,952	(104,256)	(1.6)
Equity	1,920,374	1,873,616	46,758	2.5
Long-term debt, less current portion	2,724,532	2,741,585	(17,053)	(0.6)
Deferred income taxes	492,292	507,611	(15,319)	(3.0)
Other non-current liabilities	122,392	122,769	(377)	(0.3)
Total non-current liabilities	3,339,216	3,371,965	(32,749)	(1.0)
Current liabilities	934,998	1,031,844	(96,846)	(9.4)
Liabilties associated with assets held for sale	144,108	165,527	(21,419)	(12.9)
Total equity and liabilities	6,338,696	6,442,952	(104,256)	(1.6)

The €29.5 million decrease in systems, equipment and other assets related to contracts, net was principally due to depreciation and write-downs of €48.3 million, partially offset by capital additions of €28.6 million.

The €23.3 million decrease in intangible assets, net was principally due to amortization of €16.5 million.

The €108.8 million increase in other current assets was principally due to an increase in trade and other receivables primarily related to Italian operations.

The €96.8 million decrease in current liabilities was principally due to the payment of €55.1 million for 1,144 sports betting rights and 500 horse racing betting rights.

Net Financial Position

The Company's net financial position at March 31, 2007 increased approximately €45.4 million over its net financial position at December 31, 2006 as follows:

(thousands of euros)	March 31, 2007	December 31, 2006	Change
Cash on hand	262	384	(122)
Cash at bank	317,952	396,233	(78,281)
Cash and cash equivalents	318,214	396,617	(78,403)
Current financial receivables	3,381	3,371	10
Current portion of long-term debt	47,094	82,310	(35,216)
Short-term borrowings	32,043	14,908	17,135
Other	3,019	2,526	493
Current financial debt	82,156	99,744	(17,588)
Net current financial debt	(239,439)	(300,244)	60,805
Senior Credit Facility	1,638,639	1,656,264	(17,625)
Capital Securities	725,878	725,214	664
4.8% Bonds	359,105	358,973	132
Other	39,808	38,345	1,463
Non current financial debt	2,763,430	2,778,796	(15,366)
Net financial position	2,523,991	2,478,552	45,439

Dividend Policy

On March 9, 2007, the Board of Directors proposed a dividend distribution on 2006 earnings of €0.79 per share (a total dividend of €119.7 million), which was approved at the shareholders' meeting on April 23, 2007, for payment on May 24, 2007. In April 2006, the Company paid a dividend of €119.4 million to its shareholders on 2005 earnings. The Company currently plans to maintain its continued focus on a competitive dividend distribution.

Reconciliation of Company Equity

The reconciliation of Lottomatica S.p.A. stand alone results with the results of the consolidated Company is as follows:

	Attributable to equity holders			
(thousands of euros)	Lottomatica S.p.A.	All other subsidiaries	Minority interests	Consolidated
Total equity at December 31, 2006	1,891,193	(35,064)	17,487	1,873,616
Amortization of unrecognized gain on interest rate swap	(95)	-	-	(95)
Foreign currency translation	-	(15,584)	-	(15,584)
Profit for the period	28,340	6,566	10,116	45,022
Shares issued upon exercise of stock options	17,235	-	-	17,235
Share-based payment	4,315	-	-	4,315
Other movements in equity	-	125	(4,260)	(4,135)
Total equity at March 31, 2007	1,940,988	(43,957)	23,343	1,920,374

Part 2. Significant Developments During the First Quarter 2007

Since the start of the first quarter 2007, the Company has reported several significant developments.

Contract Developments

In March 2007, GTECH entered into a three-year contract extension to continue to provide online and instant ticket lottery goods and services to the New York lottery authority through February 2010. GTECH currently provides, and expects to provide to the New York lottery authority under the contract extension, equipment and a variety of services, including central system operations; system and terminal maintenance; field services; hotline management; and marketing support.

In March 2007, GTECH was chosen to provide the Missouri lottery authority with 550 Instant Ticket Vending Machines ("*ITVMs*") and related machine service and maintenance. The 24-bin Expandable Dispensing System-Quad™ (EDS-Q) ITVMs to be supplied under this agreement will replace machines presently in the field.

In April 2007, after the close of the fiscal 2007 first quarter, GTECH was chosen to provide the Massachusetts lottery authority with up to 3,050 ITVMs over a three-year period commencing in July 2007.

Finally, in April 2007, after the close of the fiscal 2007 first quarter, GTECH was chosen to provide equipment and services to the Missouri Lottery for a new Internet Protocol wireless communications network. The five-year communications contract will run through June 30, 2012, and also provides for three one-year extension options exercisable by the Missouri Lottery, and five one-year extension periods on mutual agreement of both parties.

Strategic Developments

Strategic Plan

In January 2007, Lottomatica Group announced its 2007 – 2009 strategic plan. The key goals of this plan are to: (1) maintain a global leadership position in the public gaming markets through growth in same store sales and distribution, and the expansion of instant ticket and licensed content resources and capabilities; (2) pursue global value-accretive growth opportunities, including both licensed lottery operations and opportunities in the sports betting and interactive markets; (3) continue to return cash to shareholders through dividends; and (4) maintain an investment grade credit rating.

Sale of PolCard

In March 2007, GTECH, and Warsaw-based private equity investment advisor Innova Capital Sp. z o.o., ("*Innova*"), entered into an agreement to sell their respective equity stakes in PolCard S.A. ("*PolCard*") to First Data Corporation for an enterprise value at exchange rates as of March 31, 2007, of approximately **[€243 million]**, on a debt-free and cash-free basis. GTECH currently holds a 74.43% controlling equity interest, and Innova currently owns a 25.24% equity interest, in PolCard. The remaining 0.33% of PolCard's equity is owned, and will be retained, by the Polish Bank Association.

PolCard is the leading debit/credit card merchant transaction acquirer, bank-card issuer, and ATM management company in Poland, with a nationwide retail network of more than 58,000 electronic acquiring devices and well-established relationships with many of the country's leading card-issuing banks. PolCard's net revenue for calendar 2006 was approximately €35 million.

The sale of PolCard is contingent upon the approval by the Polish Competition and Consumer Protection Office and other customary closing conditions, and is expected to be completed by June 30, 2007. GTECH expects the net sale proceeds will be utilized for general corporate purposes.

Lottomatica does not expect the 2007 - 2009 Strategic Plan presented in January 2007, and described generally above, to be materially impacted by the pending sale of Polcard.

PREDICTABLE DEVELOPMENTS

[S. BORTOLI AND D. REILY]

The Company's strategic goal is to drive growth and maintain the global leadership position in the public gaming markets and to pursue international and domestic value-accretive growth opportunities. The Company plans to continue to invest in growth opportunities including complimentary acquisitions and prioritize these with its ability to integrate and balance its capital expenditure plan in order to meet deleverage commitments and maintain its investment grade rating.

The Company's Lottery growth strategy maybe summarized as follows:

- continue to accelerate same-store sales growth;
- win new jurisdictions and bid for operator opportunities;
- develop/acquire new content;
- roll-out new distribution platforms such as self-service terminals and interactive channels; and
- expand presence across the instant tickets value chain.

The Company will continue to defend its core lottery business, the Lotto game, and drive further growth in the instant tickets segment with portfolio expansion, increased average price, and entry into the interactive space. In addition, the Company will develop a leading position in the Italian sports betting/interactive market through its December 2006 award of the sports betting/horserace betting bid. The Company will also leverage GTECH's experience developing solutions in sports related wagering for lotteries in over 15 jurisdictions.

In the Gaming Solutions segment of the business, Lottomatica will leverage its core lottery and gaming solutions competencies to drive its video lottery business, and will expand its entry into the commercial gaming market through the pending acquisition of Atronic. The Company is continuing its efforts to become a licensed provider with all major regulated gaming jurisdictions as it pursues the acquisition of Atronic, which is expected to close at the end of 2007. The Company will also maintain its key role in the payment and financial services business in Italy, utilizing Lottomatica's widespread distribution network and launching new services such as money transfers.

LOTTOMATICA STOCK INFORMATION

LOTTOMATICA S.P.A. SHAREHOLDING STRUCTURE


27.6%
52.6%
19.8%
De Agostini S.p.A.
Named Institutional Investors
Free Float

Shareholders and Share Capital as of March 31, 2007 (based on information furnished by CONSOB and internally updated)

Named Institutional Investors: Fidelity Group 6.71% (FMR 4.74%, Fidelity International 1.97%), Assicurazioni Generali 4.17%, Schroeder Investment Management 2.04%, Mediobanca S.p.A.6.92%

Updated Share Capital as of March 31, 2007: 151,512,500 Euro (composed of 151,512,500 ordinary shares with a par value of 1 euro, following stock options exercise)

....

LOTTOMATICA STOCK FOR THE PERIOD ENDED MARCH 31, 2007

The average price of the stock as of March 31, 2007 was €31.1. Over 72 million shares were traded in the first quarter of 2007, with a daily exchange average of approximately 1,136,000 shares.

Lottomatica capitalization exceeded € 4.5 billion on March 31, 2007.

During the first part of the first quarter of 2007, Lottomatica's stock performed above the primary indices before a slight underperformance in the second part of the quarter. At period end, the stock price realigned to an interval of €30.


Lottomatica -5.9%
Dow Jones Industrial -0.9%
S&P/MIB -0.6%
Ftse Eurotop 100 -0.2%
Per Share Price (Euro)
Volume
115
110
105
100
95
90
85
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
0
02 Jan 07
17 Jan 07
01 Feb 07
16 Feb 07
03 Mar 07
18 Mar 07
30 Mar 07

(Source: Bloomberg Borsa)

LONG TERM INCENTIVE PLANS

Long term incentive plans provide for stock option grants and restricted stock awards.

Stock Option Plans

2003 – 2005 Plans

The September 21, 2005 Extraordinary Shareholders' Meeting of Lottomatica passed the following resolutions, among others, in accordance with the prior resolutions passed by the Extraordinary Shareholders' Meeting on April 14, 2003, and in the Board of Directors' Meeting on June 11, 2003, setting December 31, 2008 as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00, with the issue, including in more than one issue, of a maximum of 2,439,110 new ordinary shares, par value of € 1.00 each, with ordinary rights, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of 2,439,110 options already assigned, of which 358,000 still exercisable, within the framework of the stock option plan available to employees of Lottomatica and its direct or indirect subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00, with the issue, including in more than one issue, of a maximum of 1,422,667 new ordinary shares, par value of € 1.00 each, with ordinary rights, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of 1,422,667 options already assigned and already exercised within the framework of the stock option plan available to directors of Lottomatica.

The September 21, 2005 Extraordinary Shareholders' Meeting of Lottomatica also passed the following resolution, in accordance with the prior resolutions passed by the Extraordinary Shareholders' Meeting on April 14, 2003, and in the Board of Directors' Meeting on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions: a capital increase against payment, in divisible form, for a maximum of € 223,175.00, with the issue, including in more than one issue, of a maximum of 223,175 new ordinary shares, par value of € 1.00 each, with ordinary rights, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of 223,175 options already assigned, of which 182,950 still exercisable, within the framework of the stock option plan available to employees of Lottomatica and its direct or indirect subsidiaries.

To date, the stock options under the 2003-2005 plans have matured and have either been exercised or become exercisable, as the case may be. The remaining exercisable stock options total 59,300.

2005 – 2010 Plans

The same September 21, 2005 Extraordinary Shareholders' Meeting of Lottomatica also passed the following resolutions, in accordance with the prior resolutions passed in the Extraordinary Shareholders' Meeting on April 12, 2005, and in the Board of Directors' Meetings on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 297,580.00, with the issue, including in more than one issue, of a maximum of 297,580 new ordinary shares, par value of € 1.00 each, with ordinary rights, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of 297,580 options already assigned by Lottomatica and still exercisable within the framework of the stock option plan available to managers of Lottomatica and/or its subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 57,016.00, with the issue, including in more than one issue, of a maximum of 57,016 new ordinary shares, par value of € 1.00 each, with ordinary rights, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the stock option plan available to managers of Lottomatica and/or its subsidiaries in relation to 57,016 options still attributable by Lottomatica within the framework of this plan;

- a capital increase against payment, in divisible form, for a maximum of € 219,812.00, with the issue, including in more than one issue, of a maximum of 219,812 new ordinary shares, par value of € 1.00 each, with ordinary rights, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of 219,812 options already assigned by Lottomatica and still exercisable within the framework of the stock option plan available to directors of the same Lottomatica.

Delegation of powers to the Board of Directors

- The Extraordinary Shareholders' Meeting of Lottomatica on April 12, 2006 granted to the Board of Directors, for the period of 5 years as of the date of deliberation, the power to increase the share capital by payment, in one or more tranches, according to Article 2443 of the Italian Civil Code, for a nominal maximum amount of €1,720,000,000.00, of which the nominal maximum amount of €50,000,000.00 reserved for subscription to the employees of Lottomatica and/or its subsidiaries, pursuant to Article 2441, last section of the Italian Civil Code.

  The Board of Directors' Meeting of August 29, 2006 made use of the powers bestowed upon it at the Extraordinary Shareholders' Meeting of April 12, 2006 in regards to the reserved official offer to the employees of the Company and its subsidiaries. The Board of Directors authorized an increase of the share capital by a maximum of €2,000,000 by issuing a maximum of 2,000,000 shares with a value of €1.00 each.

  The total number of shares assigned as of December 31, 2006 was 774,225 shares.

- On October 18, 2006, the Extraordinary Shareholders' Meeting of Lottomatica - while revoking its September 21, 2005 resolution whereby the Board of Directors had been granted powers to increase the share capital for a maximum nominal amount of €8,326,520.00 - granted new powers to the Board of Directors, pursuant to Article 2443, paragraph 2 of the Italian civil code, for a period of five years from October 18, 2006, to increase the share capital by consideration, in one or more tranches, up to a maximum nominal amount of €15,050,080.00, with the exclusion of the option rights pursuant to Article 2441, paragraph 4, second sentence of the Italian civil code, to be used, among the others, for one or more new stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year with the possibility of carrying forward any unused portion in any given year for use in future years together with the portions attributable to those future years.

  The Board of Directors' Meeting of October 18, 2006, in partial exercise of the powers granted by the Extraordinary Shareholders' Meeting on the same date, resolved to increase the share capital, in one or more tranches and through one or more resolutions, by a maximum amount of €1,500,000 by

issuing up to 1,500,000 shares with a nominal value of €1.00 each, to be subscribed within December 31, 2014 at a price per share of €29.45, serving new stock option plans reserved for employees of Lottomatica and/or its subsidiaries, pursuant to Article 2441, paragraph 4, second sentence of the Italian Civil Code. As of December 31, 2006, 1,188,600 options have been assigned on the basis of the October 18, 2006 Board resolution.

Restricted Stock

2006-2011 Share Allocation Time Based Plan

The stockholders of Lottomatica resolved in an ordinary general meeting held on October 18, 2006, amongst other things, to approve the stock award plan entitled "Lottomatica 2006-2011 Share Allocation Time Based Plan reserved for employees" (the "**Plan**") and to grant powers to the Board of Directors to execute the Plan by drawing up its operating regulations, with the ability, by way of example, to (i) identify the beneficiaries from amongst the employees of Lottomatica and/or its subsidiaries (including GTECH) and – within the threshold of 1,000,000 ordinary shares, each having a nominal value of Euro 1.00, set forth by the stockholders meeting – establish the number of shares to be allocated to each one of them, in the Company's interest but also on the basis of the role carried out by each individual beneficiary and of his/her contribution to the development of the Company's activities; (ii) establish the terms and conditions for the Plan to be put into effect.

On the same October 18, 2006 the Board of Directors resolved to assign in the aggregate of up to 733,125 shares within the Plan.

2006-2009 Share Allocation Plan

The stockholders of Lottomatica resolved in an ordinary general meeting held on October 18, 2006, amongst other things, to approve the stock plan entitled "Lottomatica 2006-2009 Share Allocation Plan reserved for employees" (the "**Share Allocation Plan**") and to grant powers to the Board of Directors to execute the Share Allocation Plan by enabling operating regulations, with the ability, by way of example, to: (i) identify the beneficiaries from amongst the employees of Lottomatica and/or its subsidiaries (including GTECH) and – within the threshold of 500,000 ordinary shares, each having a nominal value of Euro 1.00, set forth by the stockholders meeting – establish the number of shares to be allocated to each beneficiary, in the Company's interest but also on the basis of the role carried out by each beneficiary and of his/her contribution to the development of the Company's activities; (ii) determine the results and/or performance indicators on which the allocation of the shares is dependant which may be calculated on a different basis for each beneficiary; and (iii) establish the terms and conditions for the Plan to be put into effect.

On the same October 18, 2006 the Board of Directors resolved to assign in the aggregate of up to 397,800 shares within the Share Allocation Plan.

REGULATORY FRAMEWORK REFERENCE

The following is a list of certain material Italian regulations to which the Lottomatica Group is subject issued and published on Gazzetta Ufficiale from October 2006.

Ministerial Decree of September 28, 2006	Technical conditions for testing of telematic Scratch and Win Lotteries
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Billionaire online"
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Seven and half online"
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Invasion of money online"
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Supertris online"
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Royal Flush online"
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Goodluck charm online"
Ministerial Decree of November 7, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Final Challange online"
Ministerial Decree of December 12, 2006	Technical condition for the award of an additional prize for the Lotteria Italia 2006
Ministerial Decree of December 12, 2006	Technical condition for carrying out the Scratch and Win lottery : the "Mega Billionaire"
Ministerial Decree of December 12, 2006	Technical condition for carrying out the telematic Scratch and Win lottery : the "Gold Mountain online"
Ministerial Decree of December 20, 2006	Selection of the events to be linked together the 2007 traditional lotteries
Law of December 27 2006 n. 296 - Budget Law 2007	General provisions and amendments to AWP and VLT, Lotto, Superenalotto and Sports and Horse Fixed Odds Bettings

Ministerial Decree of January 2, 2007	Block of unauthorized betting websites
Ministerial Decree of November 7, 2006	Technical condition for carrying out the Viareggio and Villa Literno Carnival traditional lottery 2007
Ministerial Decree of January 18, 2007	Maximum Number of VLT machines one can install in the gaming points of sale
Ministerial Decree of January 18, 2007	Taxation of the revenues coming from gaming machines without money prize
Ministerial Decree of February, 28 2007	Rules concerning the way of playing telematic Bingo
Ministerial Decree of March 22, 2007	Extension up to September 15 2007 of the term for requesting the authorization for the instalment of vlt and awp terminals

Additional Disclosure Pursuant to Specific Italian Requirements

COMPLIANCE MODEL UNDER LEGISLATIVE DECREE NO. 231/01

Lottomatica first enacted the Compliance Model in November of 2004, pursuant to Legislative Decree No. 231 of June 8, 2001 as subsequently amended and integrated. The Decree introduced "administrative" legal liability in Italy, comparable in many respects to criminal liability, arising from specific crimes committed in the interest or to the advantage of entities (including the Company).

The Model conforms to the guidelines set out by qualified associations and with best practices. It represents an additional step of transparency and is aimed at inspiring a sense of responsibility in internal and external relations, and therefore simultaneously offers to the shareholders an adequate guarantee of the management's efficiency and strength for legality.

The Compliance Model is made of: the code of conduct and the internal disciplinary system that ensures the compliance with the Model; the map of risk activities; the principles for supervising risk activities; changes to internal procedures; and the body responsible for supervising and operating the Model (Supervisory Body).

The Lottomatica Supervisory Body has implemented the Action Plan to monitor the Compliance Model and to assess its suitability, and met periodically to evaluate the various controls carried out by the Internal Audit department and to examine the information flows that have been activated.

The Compliance Model is currently being reviewed and enlarged so as to take into account recent law provisions.

The new Model was formally approved by the Board of Directors on March 9, 2007.

COMPLIANCE MODEL UNDER LEGISLATIVE DECREE NO. 262/05

The Law of the Savings and the Discipline of the Financial Markets (Legislative Decree No. 262 of December 28, 2005) was passed in Italy to enhance corporate governance reforms.

The key provisions of the Law No. 262/05 are as follows:

1. The Company's Bylaws shall provide the procedures for appointing a manager responsible for preparing the company's financial reports.
2. The manager charged with preparing the company's financial reports shall ensure that the appropriate administrative and accounting procedures are in place for the preparation of the accounts and, where provided for, the consolidated accounts and every other disclosure of a financial nature.
3. The management bodies with delegated powers and the manager charged with preparing the company's financial reports shall attest in the annual and semi-annual report attached to the accounts and, where provided for, the consolidated accounts, the appropriateness and effective application of the administrative and accounting procedures during the financial year to which the accounts refer and the conformity of the accounts with the accounting records. The attestation shall be prepared in accordance with the model prescribed by CONSOB regulations.
4. Listed companies' financial information to the market, including quarterly information, shall enclose a written statement of the Manager charged with preparing the company's financial reports stating the conformity of such information to the documentary results, accounting books and general ledger entries, attesting their conformity with the truth.

The essence of the Law No. 262/05 is similar to the Sarbanes-Oxley Act of 2002 (also known as Corporate Responsibility Act of 2002) in the United States. GTECH, Lottomatica's U.S. subsidiary, has been Sarbanes-Oxley compliant since 2004. Lottomatica leveraged this experience and expertise to develop and implement its overall Law No. 262/05 Project Plan (Plan).

In 2006, the Company updated its By-laws and launched the Plan. The Plan applied the COSO (Committee on Sponsoring Organization) Internal Control – Integrated Framework and includes the following:

<u>Risk Assessment</u> - A risk assessment was conducted to provide the basis for selecting priority financial reporting elements and the processes supporting those elements.

<u>Documentation Phase</u> - Documentation was created for each of the critical processes including the identification of process risks and related controls.

<u>Evaluation Phase</u> - An assessment of the controls design and operating effectiveness was performed.

<u>Reporting Phase</u> – Design or operating deficiencies identified to date have been reported to Management and remediation Action Plans developed. A mechanism to monitor execution of corrective action has been implemented.

The Company intends to be fully compliant with Law No. 262/05 within the deadline indicated by the legislator.

PROCESSING OF PERSONAL DATA

Article 34 of Legislative Decree No. 196 of June 30, 2003, requires certain security measures to be taken in the event of the electronic processing of personal data, according to the procedures set forth in the technical specifications under Annex B to the law. Among these requirements is the one specified in letter (g) for "an updated Security Policy Statement" (DPS, Documento Programmatico sulla Sicurezza).

DPS, in compliance with the law, specifies the technical and organizational security measures adopted on the basis of risk analysis as well as task and responsibility distribution within the data processing structure in order to protect personal data regarding their correct storage and handling.

Lottomatica regularly reviews and updates the DPS which it did most recently on March 30, 2007 in accordance with Legislative Decree No. 196/03.

RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE NO. 560 OF 09/16/1996)

The administration of receipts and payments of lotto accounts solely related to Lottomatica, S.p.A. under the powers granted by Presidential Decree No. 560, of € 120.3 million as of March 31, 2007, are provided below. Such amounts are included in the consolidated accounts of the Company.

Receivables

Total receivables for the management credit towards collectors for the sums to be paid, net fees and expenses in this regard were € 2.5 million.

Cash and Cash Equivalents

Cash and cash equivalents were € 117.8 million and reflect the administered receipts held on bank and postal accounts:

- € 98.3 million on a specific current account held with Banca Intesa S.p.A.
- € 19.5 million on a specific postal account.

Payables

Payables of € 120.3 million were made up of:

- € 80.6 million in profits due to the Tax Authorities as of March 31, 2007;
- € 16.0 million due to the Ministry of Finance's pension fund;
- € 9.7 million for the premium on the last three drawings made over the period under consideration to be paid out to the licensee;
- € 13.5 million in winnings not paid as of March 31, 2007;
- € 0.5 million for accrued interest.

Financial Statements and Footnotes

March 31, 2007

LOTTOMATICA GROUP AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of euros)	*Notes*	March 31, 2007 Unaudited	December 31, 2006 Audited
ASSETS			
Non-current assets			
Systems, equipment and other assets related to contracts, net	4	816,383	845,890
Property, plant and equipment, net	5	67,437	66,621
Goodwill	6	2,916,234	2,932,672
Intangible assets, net		833,499	856,764
Investments valued by the equity method		2,157	6,889
Other non-current assets	7	32,279	33,677
Non-current financial assets		5,567	25,629
Deferred income taxes		181,306	177,900
Total non-current assets		4,854,862	4,946,042
Current assets			
Inventories	8	81,840	76,122
Trade and other receivables	9	690,675	588,162
Other current assets	7	52,294	51,773
Current financial assets		3,381	3,371
Income taxes receivable		11,690	11,693
Cash and cash equivalents	10	318,214	396,617
		1,158,094	1,127,738
Assets of disposal group classified as held for sale	11	325,740	369,172
Total current assets		1,483,834	1,496,910
TOTAL ASSETS		6,338,696	6,442,952
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Issued capital		151,513	150,750
Share premium		1,654,173	1,637,701
Retained earnings		70,227	35,196
Other reserves	12	21,118	32,482
		1,897,031	1,856,129
Minority interests		23,343	17,487
Total equity		1,920,374	1,873,616
Non-current liabilities			
Long-term debt, less current portion	13	2,724,532	2,741,585
Deferred income taxes		492,292	507,611
Long-term provisions		19,214	18,624
Other non-current liabilities	14	76,053	76,609
Non-current financial liabilities		27,125	27,536
Total non-current liabilities		3,339,216	3,371,965
Current liabilities			
Accounts payable		595,829	623,312
Derivative instruments		2,669	2,521
Short-term borrowings	13	32,043	14,908
Other current liabilities	14	190,404	262,682
Current financial liabilities		703	362
Current portion of long-term debt	13	47,094	82,310
Short-term provisions		511	728
Income taxes payable		65,745	45,021
		934,998	1,031,844
Liabilities directly associated with the assets classified as held for sale	11	144,108	165,527
Total current liabilities		1,079,106	1,197,371
TOTAL EQUITY AND LIABILITIES		6,338,696	6,442,952

LOTTOMATICA GROUP AND SUBSIDIARIES
INTERIM CONSOLIDATED INCOME STATEMENTS

		For the three months ended March 31	
		2007	2006
(thousands of euros)	*Notes*	*Unaudited*	
Service revenue		418,788	190,233
Product sales		16,514	-
Total revenue		435,302	190,233
Raw materials, services and other costs		151,304	61,330
Personnel		91,948	17,096
Depreciation, amortization and write-downs		67,690	17,998
Capitalization of internal construction costs - labor and overhead		(15,285)	-
Total costs		295,657	96,424
Operating income		139,645	93,809
Interest income		2,355	1,660
Equity loss		(721)	-
Other income		1,371	-
Other expense		(1,131)	(232)
Foreign exchange loss, net		(8,243)	(14,915)
Interest expense		(47,949)	(4,313)
		(54,318)	(17,800)
Profit before income tax		85,327	76,009
Income tax expense	15	40,305	34,583
Profit for the period		45,022	41,426
Attributable to:			
Equity holders of the parent		34,906	38,449
Minority interest		10,116	2,977
		45,022	41,426
Earnings per share			
Basic - profit for the period attributable to equity holders of the parent		€ 0.23	€ 0.43
Diluted - profit for the period attributable to equity holders of the parent		€ 0.23	€ 0.42

LOTTOMATICA GROUP AND SUBSIDIARIES
INTERIM CONSOLIDATED CASH FLOW STATEMENTS

		For the three months ended March 31,	
		2007	2006
(thousands of euros)	*Notes*	*Unaudited*	
Operating activities			
Profit before income tax		85,327	76,009
Adjustments to reconcile profit before income tax to net cash flows			
Depreciation and write-downs		51,216	16,180
Intangibles amortization		16,524	1,818
Other amortization		(50)	-
Interest income		(2,355)	(1,660)
Interest expense		47,949	4,313
Unrealized foreign exchange loss		7,220	906
Share-based payment expense		4,315	109
Deferred income taxes	15	(6,001)	(2,659)
Other non-cash items		9,454	2,463
Income tax paid		(5,592)	-
Cash flows from operating activities before change in net working capital		208,007	97,479
Change in net working capital:			
Inventories		(1,585)	(284)
Trade and other receivables		(83,356)	(55,200)
Accounts payable		(55,417)	(17,996)
Other		(7,820)	(3,070)
Net cash flows from operating activities		59,829	20,929
Investing activities			
Purchases of intangible assets		(55,658)	(801)
Purchases of systems, equipment and other assets related to contracts		(31,383)	(13,724)
Purchases of property, plant and equipment		(4,806)	-
Acquisition of Creative Games International, Inc., net of cash acquired	3	(3,715)	-
Proceeds from sale of financial assets		-	29,357
Interest received		2,456	1,660
Refundable performance deposit		6,176	-
Investment in Gold Holding Co.		-	3,202
Other		21	654
Net cash flows from (used in) investing activities		(86,909)	20,348
Financing activities			
Interest paid		(82,096)	(52)
Principal payments on long-term debt		(43)	-
Proceeds from short-term borrowings		17,180	-
Proceeds from exercise of stock options		17,235	37,478
Other		(4,252)	(5,032)
Net cash flows from (used in) financing activities		(51,976)	32,394
Net increase (decrease) in cash and cash equivalents		(79,056)	73,671
Net increase in cash associated with assets held for sale		1,421	-
Effect of exchange rate changes on cash		(768)	-
Cash and cash equivalents at the beginning of the period		396,617	246,163
Cash and cash equivalents at the end of the period	10	318,214	319,834

LOTTOMATICA GROUP AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2007

	Attributable to equity holders of the parent						
(thousands of euros)	Issued Capital	Share Premium	Retained Earnings	Other Reserves (Note 12)	Total	Minority Interests	Total Equity
Balance at January 1, 2007	150,750	1,637,701	35,196	32,482	1,856,129	17,487	1,873,616
Amortization of unrecognized gain on interest rate swap	-	-	-	(95)	(95)	-	(95)
Foreign currency translation	-	-	-	(15,584)	(15,584)	-	(15,584)
Total expense recognized directly in equity	-	-	-	(15,679)	(15,679)	-	(15,679)
Profit for the period	-	-	34,906	-	34,906	10,116	45,022
Total income and expense for the period	-	-	34,906	(15,679)	19,227	10,116	29,343
Shares issued upon exercise of stock options	763	16,472	-	-	17,235	-	17,235
Share-based payment	-	-	-	4,315	4,315	-	4,315
Other movements in equity	-	-	125	-	125	(4,260)	(4,135)
Balance at March 31, 2007 *(Unaudited)*	151,513	1,654,173	70,227	21,118	1,897,031	23,343	1,920,374

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2006

	Attributable to equity holders of the parent						
(thousands of euros)	Issued Capital	Share Premium	Retained Earnings	Other Reserves (Note 12)	Total	Minority Interests	Total Equity
Balance at January 1, 2006	89,009	261,844	112,682	41,159	504,694	7,561	512,255
Profit for the period	-	-	38,449	-	38,449	2,977	41,426
Total income for the period	-	-	38,449	-	38,449	2,977	41,426
Shares issued upon exercise of stock options	2,562	34,916	-	-	37,478	-	37,478
Share-based payment	-	-	-	109	109	-	109
Other movements in equity	-	-	(833)	-	(833)	1,333	500
Balance at March 31, 2006 *(Unaudited)*	91,571	296,760	150,298	41,268	579,897	11,871	591,768

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

Lottomatica S.p.A. is one of the largest lottery operators in the world, based on total wagers, and a leader in the Italian gaming industry. Lottomatica S.p.A. has leveraged its distribution and processing competence to expand its activities beyond lotteries and also provides commercial, payment and other process services through its extensive real-time distribution network. On August 29, 2006, Lottomatica S.p.A. acquired GTECH Holdings Corporation, the world's leading provider of highly-secure online lottery transaction processing systems. Lottomatica S.p.A. and GTECH Holdings Corporation together create a fully integrated lottery operator and gaming technology solutions provider.

In these notes, the term "Lottomatica" refers to Lottomatica S.p.A., the parent entity, the term "GTECH" refers to GTECH Holdings Corporation, one of Lottomatica's subsidiaries, and "Group, "we," "our," and "us" refer to Lottomatica and all subsidiaries included in the interim condensed consolidated financial statements.

Lottomatica is a joint stock company incorporated and domiciled in the Republic of Italy, whose registered office is located at Viale del Campo Boario, Rome, Italy.

Lottomatica is majority owned by the De Agostini Group, a century-old publishing, media, and financial services company and is publicly traded on the Italian Stock Exchange (LTO).

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2007 were authorized for issue in accordance with a resolution of the board of directors on May 4, 2007.

2.1 Basis of preparation and accounting policies

Basis of preparation

The unaudited interim condensed consolidated financial statements for the three months ended March 31, 2007 have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual audited financial statements, and should be read in conjunction with Lottomatica's annual financial statements as of December 31, 2006.

Unless otherwise indicated, the interim condensed consolidated financial statements are presented in Euro; all values are rounded to the nearest thousand (€000) (except share and per share data); and information for the three months ended March 31, 2007 and March 31, 2006 is unaudited and for the year ended December 31, 2006 is audited. The Group presents its cash flows using the indirect method.

The interim condensed consolidated financial statements for March 31, 2007 are consistent with the December 31, 2006 presentation.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In 2006, following the acquisition of GTECH, the Group changed the presentation and classification of certain items in the consolidated cash flow statement. The effect of the reclassifications on the consolidated cash flow for the three months ended March 31, 2006 is summarized below.

	March 31, 2006		
(thousands of euros)	As Adjusted	As Previously Reported	Reclassification
Net cash flows from operating activities	20,929	17,547	3,382
Net cash flows from (used in) investing activities	20,348	(13,871)	34,219
Net cash flows from financing activities	32,394	69,995	(37,601)

The consolidated cash flow reclassifications were made to more appropriately reflect the Group's operating, investing and financing cash flow activities.

Correction of an error

Basic and diluted earnings per share in the first quarter of 2006 were calculated using total profit for the year for the numerator as opposed to profit for the year attributable to equity holders of the parent. In addition, dilutive shares were overstated by approximately 0.9 million shares. The financial statements for the first quarter of 2006 have been restated to correct these errors. The effect of the restatement is summarized below. There is no effect in the first quarter of 2007.

	March 31, 2006		
	As Previously Reported	As Corrected	Restatement Per Share
Basic earnings per share	€ 0.46	€ 0.43	€ (0.03)
Diluted earnings per share	€ 0.45	€ 0.42	€ (0.03)

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Significant accounting policies
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2006, except for the adoption of new Standards and Interpretations noted below. Adoption of these Standards and Interpretations did not have a material effect on the financial position or performance of the Group.

IFRS 7 Financial Instruments: Disclosure
The Group adopted IFRS 7 on January 1, 2007, which requires disclosures that enable users to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

IAS 1 Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures
The Group adopted IAS 1 on January 1, 2007, which requires new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

IFRIC 7 Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies
The Group adopted IFRIC 7 on January 1, 2007, which provides guidance on how an entity would restate its financial statements, in accordance with the requirements of IAS 29, in the first year it identifies the existence of hyperinflation in the economy of its functional currency.

IFRIC 9 Reassessment of Embedded Derivatives
The Group adopted IFRIC 9 on January 1, 2007, which states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

IFRIC 10 Interim Financial Reporting and Impairment
The Group adopted IFRIC 10 on January 1, 2007, which requires that an entity must not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2 Significant accounting judgments, estimates and assumptions

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which has the most significant effect on the amounts recognized in the consolidated financial statements:

Finance and operating lease commitments

The Group leases the GTECH world headquarters facility in Providence, Rhode Island, USA consisting of a building and land. The Group determined that the present value of the future minimum lease payments for the building amounts to substantially all of the fair value relating to the Group's portion of the building and therefore accounts for its portion of the building as a finance lease. The Group also determined that since title to the land will never transfer to the Group, the land is accounted for as an operating lease.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the "value in use" of the cash-generating units to which the goodwill is allocated. Estimating a value in use amount requires management to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at March 31, 2007 and December 31, 2006 was €2.9 billion and €2.9 billion, respectively. Further details are provided in Note 6.

Deferred Tax Assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of recognized tax losses and unrecognized tax losses at March 31, 2007 and December 31, 2006 was €[illegible] million, €[illegible] million, €30.3 million and €3.1 million, respectively. **TO BE UPDATED**

3. Business combination

On February 1, 2007, GTECH acquired Creative Games International, Inc. ("CGI"), a provider of instant lottery tickets for the global lottery industry for a cash purchase price of US$5 million (€3.7 million). The results of CGI's operations have been included in the consolidated financial statements since that date. Approval of this transaction by our shareholders was not required.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Systems, equipment and other assets related to contracts, net

(thousands of euros)	Land and Buildings	Terminals and Systems	Furniture and Equipment	Contracts in Progress	Total
Net book value					
Balance at December 31, 2006	19,415	736,906	44,963	44,606	845,890
Acquisition of CGI	-	-	1,286	-	1,286
Additions	206	5,511	996	21,917	28,630
Depreciation and write-downs	(1,034)	(44,645)	(3,006)	(44)	(48,729)
Disposals	-	(883)	(29)	(14)	(926)
Disposal group held for sale	-	(1,480)	(543)	607	(1,416)
Foreign currency translation	(6)	(7,172)	(609)	(200)	(7,987)
Transfers	-	35,752	789	(36,556)	(15)
Other	323	(611)	(62)	-	(350)
Balance at March 31, 2007	18,904	723,378	43,785	30,316	816,383
Balance at December 31, 2006					
Cost	28,918	1,003,265	54,347	44,606	1,131,136
Accumulated depreciation	(9,503)	(266,359)	(9,384)	-	(285,246)
Net book value	19,415	736,906	44,963	44,606	845,890
Balance at March 31, 2007					
Cost	29,118	1,032,518	52,840	30,316	1,144,792
Accumulated depreciation	(10,214)	(309,140)	(9,055)	-	(328,409)
Net book value	18,904	723,378	43,785	30,316	816,383

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. Property, plant and equipment, net

(thousands of euros)	Land and Buildings	Furniture and Equipment	Construction in Progress	Total
Net book value				
Balance at December 31, 2006	29,820	30,534	6,267	66,621
Additions	73	479	3,518	4,070
Depreciation and write-downs	(527)	(1,960)	-	(2,487)
Disposals	(5)	(73)	-	(78)
Foreign currency translation	(411)	(370)	77	(704)
Transfers	5,017	3,221	(8,223)	15
Balance at March 31, 2007	33,967	31,831	1,639	67,437
Balance at December 31, 2006				
Cost	30,274	32,887	6,267	69,428
Accumulated depreciation	(454)	(2,353)	-	(2,807)
Net book value	29,820	30,534	6,267	66,621
Balance at March 31, 2007				
Cost	34,940	36,094	1,639	72,673
Accumulated depreciation	(973)	(4,263)	-	(5,236)
Net book value	33,967	31,831	1,639	67,437

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Goodwill

(thousands of euros)	March 31, 2007	December 31, 2006
Balance at beginning of period	2,932,672	663,613
Acquisitions:		
GTECH	13,213	2,608,438
CGI (Note 3)	2,162	-
	15,375	2,608,438
Adjustments:		
Subsequent changes in fair value of contingent liabilites	(20,133)	(8,491)
Foreign currency translation	(25,216)	(75,268)
Goodwill included in disposal group (Note 11)	13,536	(255,620)
Balance at end of period	2,916,234	2,932,672

Goodwill related to the GTECH and CGI acquisitions are provisional and are based on preliminary estimates and assumptions. Revisions to the fair values, which may be significant, will be recorded when the Group receives final information, including appraisals and other analyses, but not later than August 29, 2007 for the GTECH acquisition and not later than February 1, 2008 for the CGI acquisition.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Other assets (non-current and current)

(thousands of euros)	March 31, 2007	December 31, 2006
Other non-current assets		
Share of non-current assets of joint ventures	19,540	17,529
Long-term customer receivables	7,575	7,769
Deposits	2,634	2,935
Refundable performance deposit	699	2,276
Other	1,831	3,168
	32,279	33,677

(thousands of euros)	March 31, 2007	December 31, 2006
Other current assets		
Value-added tax receivable	12,272	10,554
Contract receivables	12,153	13,715
Prepaid expenses	11,729	11,344
Other tax receivables	7,771	3,855
Refundable performance deposit	1,502	6,074
Other	6,867	6,231
	52,294	51,773

8. Inventories

(thousands of euros)	March 31, 2007	December 31, 2006
Raw materials	16,952	19,916
Work in progress	37,689	27,641
Finished goods	27,199	28,565
	81,840	76,122

Total inventory includes reserves for potentially obsolete or slow-moving inventory of €3.3 million at March 31, 2007.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Trade and other receivables

(thousands of euros)	March 31, 2007	December 31, 2006
Receivables from intermediaries	439,442	339,379
Trade receivables	224,403	210,362
Related party receivables	22,728	30,470
Receivables from debit and credit card associations	2,937	5,506
Sales-type lease receivables	1,165	2,445
	690,675	588,162

10. Consolidated net financial position

(thousands of euros)	March 31, 2007	December 31, 2006
Cash on hand	262	384
Cash at bank	317,952	396,233
Cash and cash equivalents	318,214	396,617
Current financial receivables	3,381	3,371
Current portion of long-term debt	47,094	82,310
Short-term borrowings	32,043	14,908
Other	3,019	2,526
Current financial debt	82,156	99,744
Net current financial debt	(239,439)	(300,244)
Senior Credit Facility	1,638,639	1,656,264
Capital Securities	725,878	725,214
4.80% Bonds	359,105	358,973
Other	39,808	38,345
Non current financial debt	2,763,430	2,778,796
Net financial position	2,523,991	2,478,552

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Disposal group held for sale

POLCARD S.A. ("POLCARD") is the leading debit/credit card merchant transaction acquirer, bank-card issuer and ATM management company in Poland. POLCARD's outstanding equity is currently owned 74.43% by GTECH, 25.24% by Innova Capital Sp. z o.o. ("Innova"), a Warsaw-based private equity investment advisor, and 0.33% by the Polish Bank Association, one of POLCARD's previous owners.

On March 30, 2007, the Group publicly announced that GTECH and Innova would sell their respective equity interests in POLCARD to First Data International for €243 million, on a debt-free, cash-free basis, at current exchange rates. The sale of POLCARD is contingent upon the approval of the Polish Competition and Consumer Protection Office and other customary closing conditions, and is expected to be completed by June 30, 2007. POLCARD represents a substantial portion of the Group's Commercial Services business segment.

At March 31, 2007 and December 31, 2006, the Group classified the assets and liabilities of POLCARD as held for sale. The major classes of assets and liabilities held for sale are as follows:

(thousands of euros)	March 31, 2007	December 31, 2006
Assets		
Non-current assets	281,864	304,761
Current assets	43,876	64,411
Assets classified as held for sale	325,740	369,172
Non-current liabilities	116,491	115,385
Current liabilites	27,617	50,142
Liabilities directly associated with assets classfied as held for sale	144,108	165,527
Net assets directly associated with disposal group	181,632	203,645

Foreign currency translation gains of €1.2 million related to POLCARD at March 31, 2007 and December 31, 2006 are included in Other reserves in the Consolidated Statement of Changes in Equity and will be recognized in Other income in our Consolidated Income Statement upon the sale.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Other reserves

(thousands of euros)	Merger Reserve	Share-Based Payment Reserve	Stock Option and Restricted Stock Reserve	Legal Reserve	Swap Option Reserve	Translation Reserve	Total
Balance at January 1, 2007	20,138	7,942	18,282	18,372	5,320	(37,572)	32,482
Share-based payments	-	4,315	-	-	-	-	4,315
Amortization of recognized gain on interest rate swap	-	-	-	-	(95)	-	(95)
Foreign currency translation	-	-	-	-	-	(15,584)	(15,584)
Balance at March 31, 2007	20,138	12,257	18,282	18,372	5,225	(53,156)	21,118

(thousands of euros)	Merger Reserve	Share-Based Payment Reserve	Stock Option and Restricted Stock Reserve	Legal Reserve	Swap Option Reserve	Translation Reserve	Total
Balance at January 1, 2006	22,737	140	18,282	-	-	-	41,159
Share-based payments	-	109	-	-	-	-	109
Balance at March 31, 2006	22,737	249	18,282	-	-	-	41,268

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Long-term debt

(thousands of euro)	March 31, 2007	December 31, 2006
Non-current		
Senior Credit Facility	1,680,857	1,699,399
Capital Securities	725,878	763,865
4.80% Bonds	363,839	359,446
Other	1,052	1,185
	2,771,626	2,823,895
Less current portion	47,094	82,310
	2,724,532	2,741,585
Current		
Short-term borrowings		
Senior Credit Revolving Facility	22,583	7,754
Other	9,460	7,154
	32,043	14,908

Letters of Credit

At March 31, 2007, there were €394.4 million of letters of credit issued and outstanding. The total weighted average annual cost for all letters of credit was 0.49%. Our customers are typically the beneficiary on these letters of credit that are principally issued to guarantee our performance as it relates to our customer contracts.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. Other liabilities (non-current and current)

(thousands of euros)	March 31, 2007	December 31, 2006
Other non-current liabilities		
Deferred revenue	19,610	20,851
Share of non-current liabilities of joint ventures	16,987	14,947
Contingent liabilities related to GTECH acquisition	15,587	15,623
Staff severance fund	9,051	8,829
Long-term advance payment from customer	7,849	9,174
Other	6,969	7,185
	76,053	76,609

(thousands of euros)	March 31, 2007	December 31, 2006
Other current liabilities		
Accrued expenses	73,958	151,022
Employee compensation	32,475	37,364
Advance payments from customers	32,434	20,877
Taxes other than income taxes	22,813	25,466
Advance billings	17,743	14,074
Deferred revenue	10,981	13,879
	190,404	262,682

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. Income tax

The significant components of income tax expense are as follows:

	March 31,	
(thousands of euros)	2007	2006
Current		
National (IRES)	32,440	29,980
Regional (IRAP)	9,707	7,262
Foreign	4,159	-
Total Current	46,306	37,242
Deferred		
Italy	1,335	(2,659)
Foreign	(7,336)	-
Total Deferred	(6,001)	(2,659)
Total income tax expense	40,305	34,583

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Related party disclosures

(thousands of euro)	March 31, 2007	December 31, 2006
Accounts receivable		
De Agostini Group	21,053	20,552
Uthingo Management Proprietary Limited	1,314	3,038
Lottery Technology Enterprises	361	422
Italy (Cogemat S.p.A.)	-	4,100
Lottery Technology Services Corporation	-	2,858
Allowances for doubtful accounts	-	(500)
	22,728	30,470
Accounts payable		
De Agostini Group	15,044	12,512

	For the three months ended	
(thousands of euro)	March 31, 2007	March 31, 2006
Service revenue		
Uthingo Management Proprietary Limited	1,543	-
Lottery Technology Enterprises	607	-
	2,150	-
Raw materials, services and other costs		
De Agostini S.p.A.- management fees	63	200
De Agostini Editore S.p.A. - service fees	22	100
	85	300

De Agostini Group
The De Agostini Group includes De Agostini S.p.A ("De Agostini"), the majority shareholder of Lottomatica, holding 53% of its share capital; De Agostini Editore S.p.A ("Editore") a subsidiary of De Agostini; and ISIM S.p.A ("ISIM") a subsidiary of Toro Assicurazione (a company of the De Agostini Group until October 4, 2006). Outstanding accounts receivable balances at March 31, 2007 and December 31, 2006 are non-interest bearing.

Uthingo Management Proprietary Limited
GTECH has a 10% interest in Uthingo Management Proprietary Limited ("Uthingo"), which is accounted for using the equity method of accounting. Uthingo holds the license to operate the South African National Lottery through April 2007 and has been notified by the South African Minister of Trade & Industry of their intent to negotiate the subsequent lottery contract with another consortium.

Lottery Technology Enterprises
GTECH has a 1% interest in Lottery Technology Enterprises ("LTE") which is accounted for using the cost method of accounting. LTE holds a 10-year contract (which expires in November 2009) with the District of Columbia Lottery and Charitable Games Control Board.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Italy (Cogetech S.p.A and Cogemat, S.p.A.)
GTECH had a 35% interest in Cogetech S.p.A. ("Cogetech") which was accounted for using the equity method of accounting. Cogetech operates a communications network and related central computer system linking gaming machines in Italy. During 2006, GTECH sold the central system used to operate the communications network to Cogetech for €3.0 million, which was recorded as Product sales in our Consolidated Income Statement.

On October 16, 2006, GTECH sold its 35% interest in Cogetech to Cogemat S.p.A. ("Cogemat"), the 65% shareholder of Cogetech. Cogemat will in turn sell this 35% interest to an unrelated third party by December 31, 2007. GTECH's final sales price will be dependent upon the terms and conditions of Cogemat's sale to an unrelated third party. A receivable related to the sale of Cogetech to Cogemat of €4.1 million is included in Trade and other receivables in our Consolidated Balance Sheet at December 31, 2006, which was paid in full by March 31, 2007.

Although the purchase price has not been finally determined, GTECH no longer has any ownership interest in Cogetech.

Lottery Technology Services Corporation
GTECH has a 44% interest in Lottery Technology Services Corporation ("LTSC"), which is accounted for using the equity method of accounting. LTSC provides equipment and services (which GTECH supplied to LTSC), to the Taipei Fubon Bank. The Taipei Fubon Bank holds the license to operate the Taiwan Public Welfare Lottery. Our contract to provide equipment and services to LTSC expired on December 31, 2006.

17. Litigation

Lottomatica's Italian Business

1. Lottomatica/AAMS Arbitration Procedure

On January 25, 2005, Lottomatica requested an Arbitration Board to ascertain and declare that the initial date for the enforcement of the Lotto Game license is June 8, 1998 (the date when the Permanent Representation of Italy to the European Union of Brussels gave notice that the infringement procedure No. 91/0619, "Automated Lotto Game" initiated by the European Commission before the Court of Justice against the Republic of Italy had been terminated) and that, as a result, the final expiration date for the Lotto Concession granted to Lottomatica is June 8, 2016.

The Arbitration Board formed on March 7, 2005, issued a favorable opinion to Lottomatica on August 1, 2005.

On December 15, 2005, the Amministrazione Autonoma dei Monopoli di Stato ("AAMS") served Lottomatica with notice of its appeal of the Arbitration Board's decision before the Court of Appeals of Rome. The first hearing was held on April 20, 2006, but the proceeding was postponed to January 28, 2010 in order to clarify the conclusions. Lottomatica did not appear at the first hearing according to a legal opinion rendered by its external counsel saying that the serving was not in time. Notwithstanding the above, Lottomatica is still in time to appear at the next hearing following to the decision the Court will take with regard to the nullity of the serving. The Company believes that ultimately the Arbitration Board's favorable decision to Lottomatica will be upheld.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. DATASIEL- SISTEMI TECNOLOGIE DI INFORMATICA S.P.A. ARBITRATION

On April 22, 2003, Datasiel – Sistemi Tecnologie di Informatica S.p.A initiated an arbitration proceeding against Lottomatica to establish that the expiration date of its agreement with Lottomatica, concerning the management of a multi-area data processing centre in Genoa, was no earlier than April 17, 2012.

On October 10, 2003, Lottomatica appeared before the court, questioned these arguments and asked to assess the expiration date of the contract; it also filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel, asking to be refunded the greater amount paid to Datasiel for the services rendered.

By an award issued on July 26, 2005, the Arbitration Board:
1) ascertained the validity and effectiveness of the contract entered into between the parties, as well as the non-compliance by Lottomatica with the obligations undertaken under the contract, declaring Lottomatica to be bound to comply with the contract and to pay Datasiel the total amount of €2.5 million by way of compensation for damages due to non-compliance;
2) ascertained the breach by Datasiel of the guarantee obligation correlated to the non-competition clause under the abovementioned contract, and ordered Datasiel to pay Lottomatica the total amount of €2.1 million.

Lottomatica appealed the Arbitration Board's decision with the Court of Appeals of Rome on December 28, 2005, requesting the Court to nullify the award issued pursuant to Article 825 of the Italian Code of Civil procedure on procedural errors. The first hearing was scheduled for March 21, 2006, but the hearing has been postponed until July 7, 2009.

The award issued exposes Lottomatica to the risk of being required to pay Datasiel further damages, since the compliance with the contract is no longer timely nor possible.

3. TICKET ONE S.P.A. LITIGATION

On August 12, 2003, Ticket One S.p.A., engaged in the ticketing services industry, filed an appeal with the TAR, Regional Administrative Court of Lazio Region aimed at verifying, inter alia, Lottomatica's obligation to make its network available to third parties on the same conditions offered to its subsidiary, Lottomatica Italia Servizi ("LIS"). Lottomatica rejected Ticket One's request, made on March 12, 2007, to access the network.

On December 3, 2003, Ticket One also served a writ of summons before the Civil Court of Rome, which essentially repeated the same claims submitted to the administrative court. Ticket One also asked to be reimbursed, on grounds of alleged unfair competition, an amount of €10 million for illegitimate use of the network by Lottomatica and LIS, and also requested the Court to issue a ruling prohibiting Lottomatica from performing any further act of unfair competition, and, alternatively, to make the network available as requested.

Lottomatica and LIS appeared in both proceedings and filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking the proceedings to be suspended.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At the hearing on June 24, 2004, the TAR of the Lazio Region accepted Lottomatica's and LIS' request and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation. The Court of Cassation declared the Lottomatica and LIS appeal to be inadmissible on February 9, 2006. To date, no other hearing has been scheduled.

The Civil Judge for the proceedings at the Court of Rome of Lottomatica and LIS (writ of July 28, 2004), rejected the request of Lottomatica and LIS to suspend the proceeding until the decision of the Supreme Court, but declared a suspension of the proceeding for the Merger of Lottomatica into NewGames S.p.A. On June 23, 2006, Ticket One presented a petition asking the Judge to revoke the decision.

On October 27, 2006, the Court of Rome revoked the aforementioned decision which had declared the proceeding suspended and set the new hearing for January 26, 2007, when the Court heard the testimony of two witnesses. The proceeding will continue on July 5, 2007.

4. ANTITRUST (LOTTOMATICA – SISAL)

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor Sisal in the gaming sector, and on July 18, 2003, the Authority carried out an inspection at Lottomatica's offices. On June 10, 2004, the Competition Authority carried out another inspection inside Lottomatica's offices, gathering additional documentation.. During the proceeding the following persons were heard in addition to SISAL and Lottomatica: Italian Federation of Tabaconist, GTECH Corporation, the then Managing Director of Formula Giochi and the Totoricevitori Association UTIS, and the AAMS.

In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation. Lottomatica filed the legal brief and on October 13, 2004, the final hearing was held.

At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining Lottomatica and SISAL by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to €8 million and €2.8 million, respectively. The Authority also ordered Lottomatica and SISAL to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.

Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal with the TAR against the decision, requesting, inter alia, the suspension of the above order.

At the hearing on March 2, 2005, the TAR rejected the request to suspend payment of the pecuniary sanction and accepted the ancillary request for suspension, given the generic contents of the warning given by the Authority.

The hearing to discuss the merits of the case was scheduled for May 4, 2005.

On March 24, 2005, Stanley International Betting Limited served its own appearance ad opponendum in the appeals filed by SISAL and Lottomatica, and asked that the Competition Authority order be confirmed.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In compliance with the order issued by the TAR of the Lazio Region on March 2, 2005, the Authority notified Lottomatica and SISAL of the resolution passed during its own meeting on March 31, 2005. Lottomatica and SISAL contested the aforementioned resolution by the Authority.

On June 15, 2005, the TAR of the Lazio Region rejected the appeals and the additional grounds filed by Lottomatica and SISAL.

The TAR announced its decision on November 30, 2005 which Lottomatica appealed on March 29, 2006. The State Council has set the hearing to May 29, 2007 upon the motion filed by SISAL.

With reservations, Lottomatica paid the fine of €8 million and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than Lotto Game, lotteries and Scratch and Win lottery. By a notice of October 25, 2005, the Authority notified Lottomatica that the order had been duly complied with.

5. Gaming Machines

SAPAR, the national association for public amusement machines, and FM S.r.l. - with reference to the tender called for by AAMS in April 2004 to select licensees for the activation and operation of gaming machines - closed in July 2004 with the execution of the license agreements with ten operators (including Lottomatica Temporary Business Combine) - filed an appeal before the TAR of the Lazio Region aimed, inter alia, at obtaining the suspension and eventual annulment of the call for tenders.

Lottomatica, in its capacity as representative of the Lottomatica Temporary Business Combine, and the other licensees appeared before the court ad opponendum.

With an order on June 9, 2004, the TAR of the Lazio Region rejected the suspension request filed by the plaintiffs, while on May 31, 2005, rejected the appeal by judgment No. 4296/2005.

The annulment, upon prior suspension, of the call for tender in question was also requested by a number of Video lottery operators (Aliffi and others) by a separate appeal filed with the TAR of the Lazio Region. This proceeding was put togheter with the previous one and both have been rejected with the same judgment No. 4295/2005.

On November 3, 2005, SAPAR and others filed the appeal before the State Council. Aliffi and others also presented an appeal. The State Council combined the appeals and the first hearing took place on March 14 2006. On the same date, the State Council, in acknowledging the Merger of Lottomatica and NewGames S.p.A. declared the interruption of the process. On July 26, 2006, SAPAR and FM gave notice of their intention to re-start the proceedings following the merger.

The State Council has set the hearing to May 29, 2007. Lottomatica believes that both appeals are unfounded.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Instant and Traditional Lotteries

Lottomatica, as representative of a Temporary Business Combine (consisting of Lottomatica, Scientific Games, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., Eis, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.) took part in the tender called for by AMMS to award the services for managing the instant and traditional lotteries.

On July 30, 2001, the AAMS notified Lottomatica that the Lottomatica Temporary Business Combine was awarded the tender contract.

The tender documents have been the subject of numerous legal proceedings that can be summarized as follows:

a) Appeal filed by SISAL: at the hearing on April 10, 2002, SISAL filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;
b) Appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, GTECH, Oberthur Gaming Technologies and others): The Consortium dismissed its claim at the hearing on June 17, 2003. The TAR of the Lazio Region then rejected the appeal. The hearing to discuss the merits of the case was held on November 18, 2003, before the State Council. During the hearing, the State Council acknowledged the statement submitted by the Lottomatica's counsel regarding the merger by incorporation of Lottomatica into TYCHE S.P.A. and thus declared the dispute suspended. Only GTECH and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;
c) Appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste Italiane and ETI took part ad adiuvandum in the appeal filed by Snai and Venturini contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste Italiane and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication, following which a proper License Agreement was entered into by the Lottomatica Temporary Business Combine. It should be noted that in December 2002, SNAI, Venturini, Poste Italiane and ETI requested AAMS to proceed to make the award to them. In a note dated January 21, 2003, AAMS replied that it was not in a position to make the award until the outcome of the dispute. Snai then challenged this note and Venturini as further grounds added to the previous appeal and by Poste Italiane and ETI in a separate appeal. On July 17, 2003, Poste Italiane and ETI filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which AAMS refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste Italiane and ETI asked the State Monopolies not to rule until the administrative court had issued its judgment.

The Company believes that the deadline has passed for Poste Italiane and ETI to contest the confirmation of the assignment in favor of Lottomatica Temporary Business Combine by AAMS, thus causing them to lose interest in prosecuting the proceedings.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Summons of Formula Giochi Shareholders

On October 26, 2005, KARISSA HOLDING S.A., CORED INTERNATIONAL S.A, as well as Mr. Massimo MACI, shareholders of Formula Giochi S.p.A. in liquidation (a company operating in the collection of games and bets), served, on its own behalf and on behalf of Formula Giochi, a writ of summons on Lottomatica and SISAL to appear by January 30, 2006, before the Court of Appeals of Rome. The summons requested assessment of the liability of Lottomatica and SISAL for anticompetitive conduct sanctioned by the Competition Authority's decision of November 23, 2004, which, in the plaintiffs' view, was allegedly the cause of (i) the impossibility to transfer their share of €3.0 million, and (ii) Formula Giochi's impossibility to access the gaming and betting market, causing a loss of €34.2 million to Formula Giochi. Therefore, the plaintiffs, on their own behalf and on behalf of Formula Giochi, requested lottomatica and SISAL be jointly and severally liable for damages amounting to a total of €37.2 million.

Lottomatica appeared before the court according to a formal procedure on January 10, 2006. Formula Giochi S.p.A., by its liquidator, appeared before the court at the hearing of January 30, 2006. By a brief dated March 31, 2006, Karissa and others, delivering their petitions following appearance before court of Formula Giochi S.p.A, acknowledged the execution of a settlement agreement between Formula Giochi S.p.A and Sisal S.p.A. to end the dispute pending between the parties. Under such agreement, Formula Giochi S.p.A will be paid €0.5 million.

The brief, duly filed by Lottomatica, brought to notice that Karissa is no longer entitled to sue, following appearance before court by Formula Giochi S.p.A, and that Formula Giochi S.p.A's appearance is inadmissible, in addition to all the demurrers, preliminary and merits exceptions already submitted.

On November 29, 2006 the Court of Appeals accepted the request made by Karissa and the others to bring in a court appointed expert witness to estimate damages.

The court-appointed expert testified on February 19, 2007 and the following issues were considered:

1) the profits Formula Giochi could have attained if it could have had access to the gaming market, taking into strict consideration the size of the company, its market-entry capacity and its investments;
2) the possible damages that Formula Giochi may have experienced regarding the loss of opportunity of entering the Italian gaming market as an operator, other than Lottomatica and Sisal; and
3) in the case of a positive response to the previous point, if it is possible to quantify the damages experienced by Formula Giochi, with reference to valid parameters recognized by economic science and with what is statistically possible.

The Court of Appeals established a 90 day term for the delivery of evidence as of March 8, 2007. The same date has been set to determine the name of the Party-Appointed Experts and Lottomatica appointed Umile Sebastiano Iacovino. The next hearing has been set for October 1, 2007.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. Appeal for the Network Tender

On October 27, 2005, the ALBACOM – FASTWEB Temporary Business Combine filed an appeal against Lottomatica before the TAR of the Lazio Region (i) to annul (prior to suspension), Lottomatica's tender documents related to the tender of the data transmission service on a virtual private network for the Lotto Game and (ii) for Lottomatica to pay damages. Lottomatica, by deed for entry of appearance, requested rejection of the plaintiff's claims.

At the hearing of November 23, 2005, the ALBACOM - FASTWEB Temporary Business Combine waived its request for a prior suspension of the tender and the relative award in favour of Lottomatica. The hearing to discuss the merits was scheduled for October 11, 2006 at which Lottomatica's legal representation presented a motion to suspend the proceeding due to the merger of Lottomatica into NewGames S.p.A. On October 11, 2006, the TAR suspended the proceeding due to the merger of Lottomatica into NewGames S.p.A merger.

The RTI ALBACOM – FASTWEB proceeding resumed on January 9, 2007.

9. "Las Vegas" Instant Lottery Game Petitions

Beginning in April 2006, the National Lottery Consortium began receiving payment requests for non-winning tickets for the "Las Vegas" instant lottery game.

As of March 31 2007, 258 petitions and 102 requests for injunctive payments were given to the National Lottery Consortium. These amounted to about €4.5 million in winnings. There have also been numerous requests for legal payments. All the claims were identical in all requests that called for the payment of non-winning tickets. The players claim that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets are paid every time cards with points from 10 to K appear. The players argue that in all French cards games those cards with 10 to K have the same point values.

The Consortium considers these requests unfounded in that they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket.

In December 2006, the first rulings were announced by the Small Claims Court in Avellino. These rulings favored the reasons presented by the legal representatives of the National Lottery Consortium.

In particular, the principal ticket payments requested by the appealers was rejected. The Judge decided based on the circumstances as established in the recent Court of Cassation III ruling, civil section of 09/27/06 no. 20958 (so-called "Curno Case") regarding the payment request for the instant lottery tickets "sette e vinci" from 1996 where tickets resulting as winning tickets due to print-out errors but that weren't on the winning-ticket list. The ruling thus sanctioned that for tickets to be considered as winning-tickets and thus worthy of a payment must then meet the standards of winning tickets in the expected review provision and evaluation by the IT system of the Consortium.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2007 another ruling was issued by the Small Claims Court in Avellino. In this case the Court rejected the claims raised by the plaintiff apart from the request of damages for misleading advertising contained in the back side of the ticket. For this reason the Judge ordered Consortium to pay € 250.

10. Videolotteries Litigation concerning the Authorization by AAMS

Pursuant to the amendments by the 2006 Financial Law to Article 110, Paragraph 6 of the R.D. no. 773 of 1931 (Public Safety Law) (that only AWPs connected to the data transmission network provided by Article 14 bis, Paragraph 4 of the Presidential Decree no. 640 of 1972 are legally permitted) AAMS confirmed, by means of communications dated October 25 and November 2, 2005 to all concessionaires, that AWPs authorized for activation, but not connected to a data transmission network, had to be removed from the points of sales where located and placed in warehouses through the activation of the shutdown procedure. Moreover, on June 1, 2006, AAMS notified all concessionaires that as of July 1, 2006, all authorizations for the connection of AWPs not in compliance with the above mentioned rules should be revoked. AAMS also stated that a penalty ranging from €1,000 to €6,000 for each AWP should be assessed. Article 110 of TULPS also provides as an additional measure arising from the above breaches, that the non-compliant concessionaires be refused any authorization for a period of 5 years.

In order to enforce the above mentioned measures, AAMS sent its own inspectors to ensure compliance. In those cases where the owner of the terminals did not comply to the amendments, and AAMS deemed that such omitted compliance was due to the concessionaire's fault and responsibility, AAMS has filed a claim against the concessionaires, including RTI Videolot, for having "allowed the use of terminals which do not comply to the provisions of paragraph 6." The above measures adopted by AAMS have been objected to by RTI Videolot, mostly on the grounds that the concessionaire, which is not the owner of the terminals, may not remove terminals (which would consist criminal offense) but should only (as it has) invite the operator to place the terminal in warehouses. As at this date, it is not possible to make a forecast on the possible outcomes, but it has to be pointed out that a good percentage of the indicated proceedings end because of granting of the defensive deed's arguments, submitted by RTI Videolot.

11. Security Tender Appeals

One June 30, 2006, Lottomatica called for an open European public tender (where the main criteria was the lowest price) for un-armed surveillance and reception services with a 36 months contract term.

The tender was divided into 7 lots, each corresponding to a Lottomatica office location: Cagliari, Florence, Milan, Palermo, Rome, Turin and Venice.

With appeals served on December 13, 2006, the Società Istituti di Vigilanza Riuniti d'Italia – IVRI s.r.l. challenged in front of the Lazio Tribunal (TAR) the final bid price of Lot no. 2 (regarding the Florence office granted to Società Corpo Vigili Giurati S.p.A) and Lot no. 5 (regarding the Rome office granted to Società Flash & Capittalpol S.p.A) as well as the "the tender's missing silent measures of Flash, Centralpol, Sipro, Mondialpol" Corpo Vigili Giurati S.p.A. and Securitas Metronotte, and all other tender acts "where even offers presented in violation of the specific listing of charges were held admissible."

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On December 13, 2006, Centro di Vigilanza Interna Stradale, CIVIS S.p.A., served an appeal challenging the final bid price of Lot no. 7 (regarding the Venice office granted to Società Serenissima Vigilanza Privata soc. coop.).

Lottomatica objected as elicited ex adverso, holding the motivations presented to the judge by the appealing company were unfounded.

With the ruling of January 17, 2007, the Lazio TAR annulled the awards made by Lottomatica and ordered Lottomatica to verify the anomalies presented in the offers of the tenders' winners.

Lottomatica appealed to the State Council in order to modify the first degree sentencing. With a temporary ruling date of March 20, 2007, the State Council suspended the first degree rulings and set the hearing to May 29, 2007 for the final decision.

GTECH's Business

Brazilian Legal Proceedings

CEF Contract Proceedings

Background.

In January 1997, Caixa Economica Federal ("*CEF*"), the Brazilian bank and operator of Brazil's National Lottery, and Racimec Informática Brasileira S.A. ("*Racimec*"), the predecessor of GTECH's subsidiary GTECH Brasil Ltda. ("*GTECH Brazil*"), entered into a four-year contract pursuant to which GTECH Brazil agreed to provide online lottery services and technology to CEF (the "*1997 Contract*"). In May 2000, CEF and GTECH Brazil terminated the 1997 Contract and entered into a new agreement (the "*2000 Contract*") obliging GTECH Brazil to provide lottery goods and services and additional financial transaction services to CEF for a contract term that, as subsequently extended, was scheduled to expire in April 2003. In April 2003, GTECH Brazil entered into an agreement with CEF (the "*2003 Contract Extension*") pursuant to which: (a) the term of the 2000 Contract was extended into May 2005, and (b) fees payable to GTECH Brazil under the 2000 Contract were reduced by 15%. On August 13, 2006, all agreements between GTECH and CEF, including the 2000 Contract and the 2003 Contract Extension, terminated in accordance with their terms.

Criminal Allegations Against Certain Employees And Related SEC Investigation.

As previously reported, in late March 2004 federal attorneys with Brazil's Public Ministry (the "*Public Ministry Attorneys*") recommended that criminal charges be brought against nine individuals, including four senior officers of CEF, Antonio Carlos Rocha, the former Senior Vice President of GTECH and President of GTECH Brazil, and Marcelo Rovai, then GTECH Brazil's marketing director and currently employed at GTECH's site in Chile.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Public Ministry Attorneys had recommended that Messrs. Rocha and Rovai be charged with offering an improper inducement in connection with the negotiation of the 2003 Contract Extension, and co-authoring, or aiding and abetting, certain allegedly fraudulent or inappropriate management practices of the CEF management who agreed to enter into the 2003 Contract Extension. Neither GTECH nor GTECH Brazil is the subject of this criminal investigation, and under Brazilian law (which provides that criminal charges may not be brought against corporations or other entities), entities cannot be subject to criminal charges in connection with this matter.

In June 2004, the judge reviewing these charges prior to their being filed refused to initiate the criminal charges against the nine individuals, including against Messrs. Rocha and Rovai, but instead granted a request by the Brazilian Federal Police to continue the investigation which had been suspended upon the recommendation of the Public Ministry Attorneys that criminal charges be brought. The Brazilian Federal Police subsequently ended their investigation and presented a report of their findings to the court. This report did not recommend that indictments be issued against Messrs. Rocha or Rovai, or against any current or former employee of GTECH or GTECH Brazil.

The Public Ministry Attorneys have since requested that the Brazilian Federal Police reopen their investigation. GTECH understands that investigations by the Brazilian Federal Police are ongoing, including an investigation respecting the award of, and performance under, the 1997 Contract and the 2000 Contract.

As previously reported, GTECH is cooperating fully with the investigations by Brazilian authorities and have encouraged Messrs. Rocha and Rovai to do the same.

In addition, as previously reported, GTECH conducted an internal investigation of the 2003 Contract Extension under the supervision of the independent directors of GTECH Holdings Corporation. The investigation did not reveal any reason to believe that any of GTECH or GTECH Brazil's current or former employees had committed any criminal offenses.

Notwithstanding the favorable resolution of the Brazilian Federal Police's initial investigation, on June 21, 2006, a special investigating panel of the Brazilian congress issued a report and voted, among other things, to ask the Public Ministry Attorneys to indict 84 individuals, including one current and three former employees of GTECH Brazil, alleging that the individuals helped GTECH Brazil to illegally obtain the 2003 Contract Extension. GTECH found nothing in the congressional report to cause it to believe that any present or former employee of GTECH or GTECH Brazil committed any criminal offense in connection with obtaining the 2003 Contract Extension.

As previously reported, the SEC began an informal inquiry in February 2004, which formal inquiry became a formal investigation in July 2004, into the Brazilian criminal allegations against Messrs. Rocha and Rovai, and GTECH's involvement in the facts surrounding the 2003 Contract Extension, to ascertain whether there has been any violation of United States law in connection with these matters. In addition, in May 2005, representatives of the United States Department of Justice asked to participate in a meeting with GTECH and the SEC. GTECH has cooperated fully with the SEC and the United States Department of Justice with regard to these matters, including by responding to their requests for information and documentation.

GTECH has found no evidence that GTECH, GTECH Brazil, or any of their current or former employees, has violated any United States law, or is otherwise guilty of any wrongdoing in connection with these matters.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Civil Action By The Public Ministry Attorneys.

As previously reported, in April 2004 the Public Ministry Attorneys initiated a civil action in the Federal Court of Brasilia against GTECH Brazil; 17 former officers and employees of CEF; the former president of Racimec; Antonio Carlos Rocha; and Marcos Andrade, another former officer of GTECH Brazil. This civil action alleges that the defendants acted illegally in entering into, amending and performing, the 1997 Contract, and the 2000 Contract.

This lawsuit seeks to impose damages equal to the sum of all amounts paid to GTECH Brazil under the 1997 Contract and the 2000 Contract, and certain other permitted amounts, minus our proven investment costs. The applicable statute also permits the assessment of interest and, in the discretion of the court, penalties of up to three times the amount of the damages imposed. GTECH estimates that through the date of the lawsuit, GTECH Brazil received under the 1997 Contract and the 2000 Contract a total of approximately 1.5 billion Brazilian reals (or approximately €547 million at currency-exchange rates in effect as of March 31, 2007). In addition, although it is unclear how investment costs would be determined for purposes of this lawsuit, GTECH estimates that its investment costs through the date of the lawsuit were approximately between 1.2 billion and 1.4 billion Brazilian reals (or approximately between €438 million and €511 million Euro at currency exchange rates in effect as of March 31, 2007) in aggregate; however, these investment costs could be disputed by CEF, and are ultimately subject to approval by the court.

GTECH has been advised by Brazilian counsel that these proceedings are likely to take several years, and could take longer than 15 years in certain circumstances to litigate through the appellate process to final judgment. GTECH believes that these claims are groundless.

As previously reported, in June 2004, the Federal Court of Brasilia granted a procedural injunction in connection with this civil matter which ordered that 30% of payments made subsequent to the date of the injunction to GTECH Brazil by CEF under the 2000 Contract be withheld and deposited into an account maintained by the Court. GTECH Brazil filed an appeal respecting the court's grant of this injunction in July 2004. On March 22, 2005, a panel of judges of the Brazilian Federal Court of Appeals heard the appeal of the procedural injunction granted by the Federal Court of Brasilia and issued an order discontinuing the withholding of payments due to GTECH Brazil from CEF that had been mandated by the procedural injunction and requiring the return to GTECH Brazil of amounts in excess of 40 million Brazilian reals held in escrow pursuant to the procedural injunction. The appeals court also ordered that 40 million Brazilian reals continue to be held in escrow. GTECH Brazil has appealed the Court of Appeals decision with respect to the continued withholding of 40 million Brazilian reals in a court account and the deadline for the Public Ministry Attorneys to appeal this decision of the Court of Appeals has expired. Amounts, exclusive of interest, held in escrow as of March 31, 2007 were valued at approximately €14.6 million at currency exchange rates in effect as of such date.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TCU Audit.

As previously reported, in June 2003, the Federal Court of Accounts ("*TCU*"), the court charged with auditing agencies of the Brazilian federal government and its subdivisions, summoned GTECH Brazil, together with several current and former employees of CEF, to appear before TCU's Brasilia court to show cause why the defendants should not be required to jointly pay a base amount determined on a preliminary basis by the TCU to be due of 91,974,625 Brazilian reals, duly indexed for inflation and interest as of May 26, 2000 (Decision No. 692/2003). GTECH estimates that this claim, in aggregate, is for the local currency equivalent of approximately €33.5 million at currency exchange rates in effect as of March 31, 2007. The allegations underlying this summons are set forth in a report (the "*2003 Audit Report*") issued by the TCU in May 2003 respecting an audit conducted by the TCU of the 1997 Contract.

The central allegation of the 2003 Audit Report is that under the 1997 Contract, GTECH Brazil was accorded certain payment increases respecting lottery services, and it contracted to supply to CEF certain lottery-related services, that were not contemplated by the procurement process respecting the 1997 Contract and that are not otherwise permitted under applicable Brazilian law. The 2003 Audit Report alleges that as a result of this, CEF overpaid GTECH Brazil under the 1997 Contract for the period commencing in January 1997 through May 26, 2000, and that GTECH Brazil is liable with respect to such alleged overpayments as specified above. The 2003 Audit Report does not allege that GTECH Brazil acted improperly.

In November 2003, GTECH Brazil presented its defense to the claims and preliminary determination of the TCU that CEF had overpaid GTECH Brazil. In light of its defense, in September 2004, the TCU reduced its determination of the amount alleged to have been overpaid to GTECH Brazil by CEF under the 1997 Contract from 91,974,625 Brazilian reals to 30,317,721 Brazilian reals, or approximately €11.1 million at currency exchange rates in effect as of March 31, 2007. This determination by the TCU remains subject to approval by TCU's judges.

In June 2005, the TCU issued a second preliminary report (the "*2005 Audit Report*"; collectively with the 2003 Audit Report, the "*TCU Audit Reports*") respecting GTECH Brazil's contracts with CEF. While GTECH Brazil has not been formally served with a copy of the 2005 Audit Report, GTECH understands that its central allegations are that the 1997 Contract was improperly transferred from Racimec to GTECH Brazil; it was accorded certain payment increases respecting financial services transactions that were not contemplated by the procurement process respecting the 1997 Contract or otherwise permitted under applicable Brazilian law; and the 2003 Contract Extension was entered into a manner inconsistent with Brazilian law and the procurement process respecting the 1997 Contract. The 2005 Audit Report alleges that as a result of these considerations, CEF overpaid GTECH Brazil under the 1997 Contract and the 2000 Contract. The 2005 Audit Report seeks payment from GTECH of a base amount determined on a preliminary basis by TCU to be approximately 300 million Brazilian reals. GTECH estimates this claim in aggregate, is for the local currency equivalent of approximately €109.4 million at currency exchange rates in effect as of March 31, 2007. Amounts sought by the TCU under the 2005 Audit Report are independent of, and in addition to, amounts sought under the 2003 Audit Report.

GTECH believes that these claims are without merit. GTECH further believes that the claims and determinations of the TCU Audit Reports will, in essence, be merged into the civil action instituted by the Public Ministry Attorneys described above, and are accordingly unlikely to represent an independent potential source of liability for GTECH.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other Legal Proceedings

Cohen Suit

As previously reported, on August 7, 2002, GTECH terminated without cause the employment of Howard S. Cohen, its former President and Chief Executive Officer. In March 2003, Mr. Cohen attempted to exercise options granted by GTECH in April 2002 to purchase (on a pre-split adjusted basis) 450,000 shares of the Common Stock of GTECH Holdings Corporation. The non-qualified stock option agreement entered into between Mr. Cohen and GTECH respecting the April 2002 grant of options provides by its terms that, in the event that Mr. Cohen's employment was terminated without cause, options remaining exercisable must be exercised within six months from the date of termination (i.e., by February 7, 2003).

Because Mr. Cohen failed to exercise his April 2002 options within the term provided in the applicable stock option agreement, GTECH did not permit Mr. Cohen to exercise these options. In May 2003, Mr. Cohen filed suit in Rhode Island Superior Court against GTECH and the attorneys who had advised him in connection with the negotiation of his severance agreement, respecting his attempt to exercise the April 2002 stock options. The suit, captioned Howard S. Cohen v. GTECH Corporation, GTECH Holdings Corporation, Michael J. Tuchman, Levenfeld Pearlstein, Charlene F. Marant and Marant Enterprises Holdings LLC, alleges that: (i) GTECH breached its agreements with Mr. Cohen in failing to allow him to exercise his April 2002 options; (ii) through fraud by GTECH, or the mutual mistake of the parties, the April 2002 option grant does not reflect the intent of the parties; and (iii) GTECH had a duty to advise Mr. Cohen of his mistaken belief (if such it was) as to the exercise term of the April 2002 options, and failed to so advise Mr. Cohen. Mr. Cohen also alleges that his attorneys had failed in their duty of care in misadvising him as to the correct period during which he could exercise his options, and, in addition, had practiced law in Rhode Island without a license in violation of applicable Rhode Island law. Mr. Cohen seeks damages against GTECH and the other defendants in an amount of not less than $4 million, or approximately €3.0 million (at currency rates in effect on March 31, 2007) plus interest, costs and reasonable attorneys fees. With respect to GTECH, he also seeks an order reforming the terms of the April 2002 option grant to reflect the alleged intent of the parties with respect to the post-termination exercise term, and other equitable relief. Mr. Cohen also asks for a declaratory judgment construing our 2000 Omnibus Stock Option and Long Term Incentive Plan and Mr. Cohen's employment and severance agreements, as to the relevant option exercise period. GTECH believes that the case against GTECH is without merit.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. Commitments and contingencies

Acquisition of Atronic

GTECH entered into an agreement in December 2004, as amended in January 2006 (collectively, the "Agreement"), to acquire a 50% controlling equity position in the Atronic group of companies ("Atronic") owned by Paul and Michael Gauselmann (the "Gauselmanns"). Atronic is a video gaming machine manufacturer and also develops video machine games and customized solutions for dynamic gaming operations. This transaction is contingent upon regulatory and gaming license approvals and other closing conditions, and is expected to be completed by December 2007.

The final purchase price for Atronic will be calculated pursuant to a performance-based formula equal to eight times Atronic's EBITDA (earnings before interest, taxes, depreciation and amortization) for its fiscal year ended December 31, 2006, provided, however, that the price shall not be less than €20 million, plus the assumption of 50% of Atronic's debt. In addition, the Gauselmanns have the potential to receive an earn-out payment if Atronic's 2007 performance exceeds certain specified thresholds. In addition, if all closing conditions have not been satisfied and the acquisition has not closed by June 30, 2007 or September 30, 2007, then GTECH will pay the Gauselmanns €5 million on each of the above dates to extend the closing deadline for another three months. In October 2006, GTECH submitted a non-refundable advance payment of €20 million to an escrow account held by Atronic's attorney, as required by the amended purchase agreement. This payment will be applied toward the purchase price upon closing of the acquisition. However, if the €20 million payment exceeds the payment that would have been made pursuant to the performance-based formula, then any excess will be applied to the earn-out payment. Should GTECH purchase the remaining 50% interest in Atronic, any remaining unapplied excess would be credited toward that purchase. GTECH currently expects a purchase price of approximately US$100 million to US$150 million for its 50% share including the assumption of debt.

Through the end of 2011, GTECH has the option to purchase the Gauselmanns' remaining 50% interest in Atronic at a price calculated pursuant to a performance-based formula equal to eight times Atronic's EBITDA for its previous twelve months, plus an earn-out payment pursuant to a performance-based formula if certain specified thresholds are exceeded. However, the payment for the second 50% shall not be less than €50 million. During this period, the Gauselmanns have put rights that become effective only under certain circumstances. The exercise price of these puts under the specified circumstances would be calculated through a performance-based formula.

Beginning in 2012, GTECH has the option to purchase the Gauselmanns' remaining interests in Atronic and Gauselmann has a reciprocal right to sell its interest to GTECH at a value determined by independent appraisers.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Guarantees

Atronic
GTECH has guaranteed up to €44.9 million of loans made by a commercial lender to Atronic pursuant to a credit agreement (the "Atronic Credit Agreement") in connection with the planned acquisition of Atronic by December 31, 2007. GTECH would be required to perform under the guarantees should Atronic fail to make any interest or principal payments in accordance with the terms and conditions of the Atronic Credit Agreement. The Atronic Credit Agreement stipulates that if any event of default should occur and be continuing under the Atronic Credit Agreement, GTECH would be required to deposit in an account with the commercial lender amounts that would be held by the commercial lender as collateral for the payment and performance of GTECH's obligations under the guarantee. The commercial lender would have control over this account. The cash deposit would be released to GTECH three business days after all the events of default have been cured or waived. The guarantees expire at various dates ranging from June 2009 to 30 days after the termination or expiration of the Atronic Credit Agreement. Loans outstanding at March 31, 2007 were €42.5 million.

At March 31, 2007, the carrying amount of the liability for GTECH's obligations under these guarantees is €5.6 million, which is included in Non-current financial liabilities in our Consolidated Balance Sheet. A corresponding asset of €5.6 million is included in Non-current financial assets in our Consolidated Balance Sheet.

Loxley GTECH Technology Co., LTD
GTECH has a 49% interest in Loxley GTECH Technology Co., LTD ("LGT"), which is accounted for using proportionate consolidation. LGT is a corporate joint venture that will provide an online lottery system in Thailand. On March 29, 2005, in order to assist LGT with obtaining the financing they required to enable them to perform under their obligation to operate the online lottery system in Thailand, GTECH guaranteed, along with the 51% shareholder in LGT, Baht 1.925 billion (€44.5 million at the March 31, 2007 exchange rate) principal amount in loans and Baht 455 million (€10.5 million at the March 31, 2007 exchange rate) in performance bonds from trade finance facilities made to LGT by an unrelated commercial lender (collectively the "Facilities").

GTECH is jointly and severally liable with the other shareholder in LGT for this guarantee. GTECH would be required to perform under the guarantee should LGT fail to make interest or principal payments in accordance with the terms and conditions of the Facilities. GTECH's guarantee obligations commenced in July 2005 and will terminate upon the start-up of the on-line lottery system in Thailand. Loans of Baht 1.2 billion (€27.7 million at the March 31, 2007 exchange rate) and performance bonds of Baht 421 million (€9.7 million at the March 31, 2007 exchange rate) were outstanding at March 31, 2007.

At March 31, 2007, the carrying amount of the liability for GTECH's obligations under this guarantee is €0.4 million, which is included in Current financial liabilities in the Consolidated Balance Sheet. A corresponding asset of €0.4 million is included in Current financial assets in the Consolidated Balance Sheet.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Commitments

Lottery Technology Enterprises
GTECH has a 1% interest in Lottery Technology Enterprises ("LTE"), a joint venture between GTECH and District Enterprise for Lottery Technology Applications of Washington, D.C. ("DELTA"). The joint venture agreement terminates on December 31, 2012. LTE holds a 10-year contract (which expires in November 2009) with the District of Columbia Lottery and Charitable Games Control Board. Under Washington, D.C. law, by virtue of our 1% interest in LTE, GTECH may be jointly and severally liable, with DELTA, for the obligations of the joint venture.

Commonwealth of Pennsylvania
GTECH will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state's approval of GTECH's manufacturer's license in the Commonwealth of Pennsylvania.

19. Segment information

The Group is comprised of the following three business segments:

- Lottery segment – operates and provides a full range of services, technology and products to government sponsored online, instant and traditional Lotteries and pari-mutual betting and sports pools.

- Gaming Solutions segment – provides solutions, products and services relating to video lottery terminals ("VLTs") and systems for VLTs and amusement with prize machines.

- Commercial Services segment - performs high-volume transaction processing of non-lottery commercial transactions such as retail debit, credit and charge card transactions, bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, and retail-based programs.

Prior to the acquisition of GTECH on August 29, 2006, the Group was comprised of two reportable business segments: Games and Commercial Services. Subsequent to the acquisition, the Games segment was separated into the Lottery and Gaming Solutions segment.

LOTTOMATICA GROUP AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables present revenue and operating income information regarding the Group's business segments for the three months ended March 31, 2007 and 2006, respectively. All operating income is from continuing operations.

Three months ended March 31, 2007

(thousands of euros)	Lottery	Gaming Solutions	Commercial Services	Unallocated	Total
Revenue					
Revenues from third-party customers	384,776	16,917	33,609	-	435,302
Intercompany revenues	-	-	-	-	-
Total revenues	384,776	16,917	33,609	-	435,302
Results					
Segment operating income (loss) **(a)**	138,140	(3,845)	13,187	(7,837)	139,645

Three months ended March 31, 2006

(thousands of euros)	Lottery	Gaming Solutions	Commercial Services	Unallocated	Total
Revenue					
Revenues from third-party customers	168,299	2,533	19,401	-	190,233
Intercompany revenues	-	-	-	-	-
Total revenues	168,299	2,533	19,401	-	190,233
Results					
Segment operating income (loss)	91,313	(499)	9,431	(6,436)	93,809

(a) Operating income for the Commercial Services business segment includes approximately €4.1 million related to the disposal group held for sale. Unallocated segment operating income (loss) represents general, administrative, and corporate expenses that relate to the Group as a whole and which cannot be directly attributed or allocated to segments on a reasonable basis.

20. Dividends proposed

(thousands of euros)	March 31, 2007	March 31, 2006
Proposed for approval (not recognized as a liability at March 31):		
Equity dividends on ordinary shares:		
First dividend for 2007: €0.79 per share (2006: €1.30 per share)	119,695	119,416

The 2007 proposed dividend was approved at the shareholders' meeting on April 23, 2007.

ATTACHMENT (9)

GTECH TO ACQUIRE SPORTS-BETTING SOLUTIONS PROVIDER FINSOFT LIMITED

ROME, ITALY and PROVIDENCE, RHODE ISLAND, USA – Lottomatica S.p.A. announced that its wholly-owned subsidiary, GTECH Sports Betting Solutions Limited, has entered into an agreement to acquire the outstanding share capital of London-based Finsoft Limited, a leading provider of real-time transaction and information management systems for the commercial sports-betting market. In addition, GTECH will acquire substantially all of the assets of BEG Finsoft d.o.o. Belgrade, an affiliated Finsoft company and the Serbian-based development center for Finsoft's sports-betting operations. The acquisition is expected to be completed in the third quarter of 2007, subject to regulatory and certain other closing conditions, including the spin-off of Finsoft's non sports-betting businesses to Finsoft Financial Systems Ltd., a company owned by the existing shareholders of Finsoft.

"*As a leading provider of sports-betting solutions, Finsoft has built a reputation of providing its clients with leading-edge solutions enabling them to offer their players a vast variety of bets and game offerings through all channels, utilizing real-time risk management,*" said W. Bruce Turner, CEO of Lottomatica S.p.A. and GTECH. "*By acquiring Finsoft, Lottomatica Group is now well-positioned to deliver a complete, integrated sports-betting solution to our customers and prospects, including fixed odds, pari-mutuel, betting exchange, and soft gaming via the internet, telephone, retail, interactive TV, and mobile channels, as well as self-service terminals,*" continued Mr. Turner. "*Our goal is to become the world's leading provider of sports-betting technology and content to government-sponsored lottery markets and regulated commercial sports-betting markets, offering a full suite of support and management services.*"

"*Finsoft brings to GTECH an excellent management team with a specific knowledge base and expertise in the sports-betting market, as well as strong client relationships,*" said Predrag Popovic, Chief Executive of Finsoft. "*We look forward to working with the Lottomatica Group to continue the expansion of our business in the growing sports-betting market, and the opportunity to provide government-regulated lotteries with leading-edge technology. Through our partnership with GTECH, we also look forward to continue serving our existing customer base with a wider product offering.*"

The global sports-betting market is a €150 billion industry. Lottomatica Group believes this market is positioned for continued high growth in the foreseeable future, driven by a number of factors such as the demand for sports-betting technology in Europe and Asia, including a number of anticipated international bids in Taiwan and Turkey; the consolidation of technology providers in this particular market; and the desire for fresh content.

Mr. Turner continued, "*With Finsoft, we are well-positioned to capture new business and grow market share by leveraging our leadership position in the lottery industry, our government relations experience, global presence, and our technological skills. We also gain a new source of revenue in a high-growth area of the gaming business. All of these factors will enable us to drive incremental, profitable, top-line growth for Lottomatica Group, and drive greater value for our shareholders.*"

Finsoft currently employs approximately 145 people in its bookmaking teams in London and Belgrade. GTECH intends to maintain Finsoft's operations in London and Belgrade and its separate brand identity.

Finsoft's unique MarginMaker™ platform runs some of the most successful and fastest-growing companies in the betting industry, such as Singapore Pools, Chisholm Bookmakers, and Boyle Sports. An integration plan has been established in order to assure customers of uninterrupted services and a seamless transition.

ATTACHMENT (10)

GTECH CORPORATION CHOSEN TO NEGOTIATE NEW CONTRACT WITH THE KANSAS LOTTERY TO PROVIDE ONLINE LOTTERY SYSTEM, TERMINALS, AND IP-WIRELESS COMMUNICATIONS NETWORK

ROME (ITALY) - PROVIDENCE, RHODE ISLAND (US) – Lottomatica S.p.A. announced that its wholly-owned subsidiary, GTECH Corporation, has been chosen to negotiate a new long-term contract to provide an online lottery system, terminals, wireless IP-communications network, and ongoing services for the Kansas Lottery. The proposed 10-year contract is expected to commence on July 1, 2008, and follows a competitive procurement. With respect to its proposed 10-year contract with the Kansas Lottery, GTECH expects to receive revenues of approximately €60 million beginning in the third quarter of 2008.

"We are pleased to continue our longstanding partnership with the Kansas Lottery," said W. Bruce Turner, CEO of Lottomatica S.p.A and GTECH. "Lotteries today must continue to provide innovation and the ability to respond to changes in the industry and the demands of the marketplace. As the Kansas Lottery's partner, GTECH is ready to take the Lottery into the next decade with the latest technologies, and retailer and player-friendly products to grow sales for increased returns to the State of Kansas."

Upon contract execution, GTECH will upgrade the Lottery's existing system to the Company's Enterprise Series™ solution, and install approximately 2,000 Altura® terminals. In addition, GTECH will provide the Lottery with its point-of-sale signage system Enterprise Series Multimedia (ESMM); Express Point Plus™ terminals; and Keno and Poker monitors. The communications network will also be upgraded to a wireless IP communications solution. The Company will provide ongoing services such as maintenance of the central system, terminals, and communications network; retailer training; marketing support; hotline management; software development; and field service. GTECH will maintain its primary data center in Topeka, Kansas, with a backup data center in Austin, Texas.

The Kansas Lottery has been a valued GTECH customer since 1987. Since its inception in 1986, the Kansas Lottery has generated total sales of approximately €2.15 billion. Proceeds from the Lottery are allocated to the state's economic development initiatives fund, correctional institutions building fund, and juvenile detention facilities fund.

ATTACHMENT (11)

GTECH CHOSEN TO PROVIDE NEW SERVER-BASED GAMING SYSTEM AND INTERACTIVE VIDEO TERMINALS (IVTs) TO SVENSKA SPEL IN SWEDEN - Company Expects to Receive Total Revenues of Approximately €37 Million Over the Contract Term, Beginning in 2008

ROME (ITALY) - PROVIDENCE, RHODE ISLAND (US) - Lottomatica S.p.A. announced that its wholly-owned subsidiary, GTECH Corporation, will provide a new server-based gaming system, up to 2,650 interactive video terminals (IVTs), and game content to Svenska Spel in Sweden under a five-year contract. GTECH's video lottery subsidiary, Spielo, will develop and deliver the central system and terminals, and provide ongoing support and game development to Svenska Spel. This announcement follows a competitive procurement process.

"Svenska Spel, one of the most innovative lotteries in the world, will be the first of our lottery customers to take delivery of our next-generation video central system," said W. Bruce Turner, Lottomatica S.p.A. and GTECH CEO. *"The new system gives Svenska Spel the flexibility of traditional game configurations as well as server-based gaming. It also enables expanded functionality beyond the delivery of video game content, to include a browser to play the lottery's online offerings, and the ability to deploy third-party content on the IVTs."*

Server-based applications operate by connecting all IVTs in a gaming operation to one central server. Svenska Spel will have the ability to download new games automatically to the IVTs or operate the terminals in a true server-based configuration. Through enhanced reporting and analytics, Svenska Spel will also receive real-time data regarding game popularity to enable optimized revenue and game life cycle management. In addition, server-based gaming eliminates the need for players to switch terminals for new games by offering a diverse game package on each terminal.

Under the terms of the five-year contract with Svenska Spel, Spielo will replace the existing system with its new Integrated Game Management System. In addition, during the term of the contract, Svenska Spel expects to replace approximately 5,300 of the 7,300 video lottery terminals (VLTs) already in operation. Spielo has the right to provide no less than 50 percent of the replacement terminals, or a minimum of 2,650 WinWave™ terminals, and a minimum of 50 percent of the game content. Spielo expects the new system to be operational by July 2008.

With respect to its participation arrangement with Svenska Spel, GTECH, through its subsidiary, Spielo, expects to receive revenues of approximately €16 million over a five-year period. In addition, GTECH, through its subsidiary, Spielo, expects to receive approximately €21 million from the sale of the IVTs, associated hardware and game content.

END